CYBIN INC.
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED MARCH 31, 2022
JUNE 20, 2022

TABLE OF CONTENTS

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GENERAL
In this annual information form (this “AIF”) unless otherwise noted or the context indicates otherwise, references to the “Company”, “we”, “us” and “our” refer to Cybin Inc. and its subsidiaries.
All financial information in this AIF is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. Unless otherwise noted herein, this AIF applies to the business activities and operations of the Company for the year ended March 31, 2022, as updated to June 20, 2022, unless otherwise indicated.
All dollar amounts in this AIF are expressed in Canadian dollars, except as otherwise indicated. References to US$ or “U.S. dollars” are to United States dollars.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This AIF, and certain documents incorporated by reference in this AIF, contain forward-looking information and forward-looking statements within the meaning of Canadian securities legislation (“forward-looking statements”). All statements other than statements of historical fact contained in this AIF and in documents incorporated by reference in this AIF, including, without limitation, those regarding the future financial position and results of operations, strategy, plans, objectives, goals, targets and future developments of the Company in the markets where the Company participates or is seeking to participate, and any statements preceded by, followed by or that include the words “considers”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology, are forward-looking statements.
Forward-looking statements and information include, without limitation, the information concerning possible or assumed future results of operations of the Company set out under “General Development of the Business” and “Description of the Business”, including statements regarding:
•assumptions and expectations described in the Company’s critical accounting policies and estimates;
•the Company’s expectations regarding the adoption and impact of certain accounting pronouncements;
•the Company’s expectations regarding the market for psilocybin products;
•the Company’s expectations regarding legislation, regulations and licensing related to the import, export, processing and sale of psilocybin products;
•the approval of regulatory bodies of psychedelic substances including psilocybin, for the treatment of various health conditions;
•the healthcare industry in Canada, the United States, Ireland and the United Kingdom;
•the ability to enter and participate in international market opportunities;
•the ability to secure inventory through long-term supply contracts or otherwise;
•product diversification and future corporate development;
•anticipated results of research and development;
•production capacity expectations including discussions of plans or potential for expansion of capacity at existing or new facilities;
•expectations with respect to future expenditures and capital activities; and
•statements about expected use of proceeds from fundraising activities.
These statements are not historical facts, but instead represent only the Company’s expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Management provides forward-looking statements because it believes they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes. Consequently, all of the forward-looking statements made in this AIF and in documents incorporated by reference in this AIF are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. These forward-looking statements are made as of the date of this AIF and the Company assumes no obligation to update or revise them to reflect subsequent information, events or circumstances or otherwise, except as required by law.
The forward-looking statements in this AIF and in documents incorporated by reference in this AIF are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future, including assumptions regarding business and operating strategies, and the Company’s ability to operate on a profitable basis. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report, except as may be required by law.
Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include:
Risks Related to the Company’s Business and Industry:
•novel coronavirus “COVID-19”;
•limited operating history;
•achieving publicly announced milestones;
•speculative nature of investment risk;
•early stage of the industry and product development;
•regulatory risks and uncertainties
•plans for growth;
•limited products;
•limited marketing and sales capabilities;
•no assurance of commercial success;
•no profits or significant revenues;
•reliance on third parties for clinical development activities;
•risks related to third party relationships;
•reliance on contract manufacturers;
•safety and efficacy of products;
•clinical testing and commercializing products;
•completion of clinical trials;
•commercial grade product manufacturing;
•nature of regulatory approvals;
•unfavourable publicity or consumer perception;
•social media;
•biotechnology and pharmaceutical market competition;
•reliance on key executives and scientists;
•employee misconduct;
•business expansion and growth;
•negative results of external clinical trials or studies;
•product liability;
•enforcing contracts;
•product recalls;
•distribution and supply chain interruption;
•difficulty to forecast;
•promoting the brand;
•product viability;
•success of quality control systems;
•reliance on key inputs;
•liability arising from fraudulent or illegal activity;
•operating risk and insurance coverage;
•costs of operating as public company;
•management of growth;
•conflicts of interest;
•foreign operations;

•cybersecurity and privacy risk;
•environmental regulation and risks;
•decriminalisation of psychedelics;
•forward-looking statements may prove to be inaccurate;
•effects of inflation;
•political and economic conditions;
•application and interpretation of tax laws;
•enforcement of civil liabilities;

Risks Related to Intellectual Property:
•trademark protection;
•trade secrets;
•patent law reform;
•patent litigation and intellectual property;
•protection of intellectual property;
•third-party licenses;

Financial and Accounting Risks:
•substantial number of authorized but unissued Common Shares (as defined herein);
•dilution;
•negative cash flow from operating activities and going concern;
•additional capital requirements;
•lack of significant product revenue;
•estimates or judgments relating to critical accounting policies;
•inadequate internal controls;

Risks related to the Common Shares:
•market for the Common Shares;
•significant sales of Common Shares;
•volatile market price for the Common Shares;
•tax issues; and
•no dividends.

Although the forward-looking statements contained in this AIF are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. In particular, the Company has made assumptions regarding, among other things:
•substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that we will continue to incur significant losses in the future;
•uncertainty as to the Company’s ability to raise additional funding to support operations;
•the Company’s ability to access additional funding;
•the fluctuation of foreign exchange rates;
•the duration of COVID-19 and the extent of its economic and social impact;
•the risks associated with the development of the Company’s product candidates which are at early stages of development;
•reliance upon industry publications as the Company’s primary sources for third-party industry data and forecasts;
•reliance on third parties to plan, conduct and monitor the Company’s preclinical studies and clinical trials;
•reliance on third party contract manufacturers to deliver quality clinical and preclinical materials;
•the Company’s product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise produce positive results;
•risks related to filing investigational new drug applications to commence clinical trials and to continue clinical trials if approved;
•the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;

•competition from other biotechnology and pharmaceutical companies;
•the Company’s reliance on the capabilities and experience of the Company’s key executives and scientists and the resulting loss of any of these individuals;
•the Company’s ability to fully realize the benefits of acquisitions;
•the Company’s ability to adequately protect the Company’s intellectual property and trade secrets;
•the risk of patent-related or other litigation; and
•the risk of unforeseen changes to the laws or regulations in the United States, Canada, the United Kingdom, Ireland and other jurisdictions in which the Company operates.

Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Every patient treated on future studies can change those assumptions either positively (to indicate a faster timeline to new drug applications and other approvals) or negatively (to indicate a slower timeline to new drug applications and other approvals). This AIF contains certain forward-looking statements regarding anticipated or possible drug development timelines. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.
In addition to the factors set out above, and those identified in this AIF under “Risk Factors”, other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be anticipated, estimated or intended. Accordingly, readers should not place any undue reliance on forward-looking statements.
MARKET AND INDUSTRY DATA

This AIF includes market and industry data that has been obtained from third-party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF or ascertained the underlying economic assumptions relied upon by such sources. The Company does not intend, and undertakes no obligation, to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable Canadian securities laws.
REGULATORY

The Company sponsors research and development on psychedelic molecules, including psilocybin, and is focused on developing and commercializing psychedelic-inspired regulated medicines. No product will be commercialized prior to applicable legal or regulatory approval.
The Canadian and United States federal governments regulate drugs. Psilocybin is currently a Schedule III drug under CDSA (as defined herein) and a Schedule I drug under the CSA (as defined herein).
Health Canada and the Food and Drug Administration in the United States have not approved psilocybin as a drug for any indication. The Company does not deal with psychedelic substances except indirectly within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop potential treatments for medical conditions and, further, does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.

The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company’s senior executives and the employees responsible for overseeing compliance, the Company has local counsel engaged in every jurisdiction in which it operates. See “Compliance Program”. Additionally, the Company has received legal opinions or advice in each jurisdiction where it currently operates regarding (a) compliance with applicable regulatory frameworks and (b) potential exposure and implications arising from applicable laws in jurisdictions where the Company has operations or intends to operate.
For these reasons, the Company may be (a) subject to heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities, (b) susceptible to regulatory changes or other changes in law, and (c) subject to risks related to drug development, among other things. There are a number of risks associated with the business of the Company. See “Risk Factors” herein.
The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamines, tryptamine derivatives or other psychedelic compounds. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamines, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

GLOSSARY OF TERMS
In addition to terms defined elsewhere in this AIF, the following terms, when used in this AIF, will have the following meanings (unless otherwise indicated):
“2021 Warrant” has the meaning set out in General Development of the Business – History of the Company.
“Adelia” has the meaning set out in Corporate Structure – Name, Address and Incorporation.
“Adelia Milestones” has the meaning set out in General Development of the Business – Significant Acquisitions and Dispositions.
“Adelia Shareholders” has the meaning set out in Corporate Structure – Name, Address and Incorporation.
“Adelia Transaction” has the meaning set out in Corporate Structure – Name, Address and Incorporation.
“ADME” means Absorption, Distribution, Metabolism, and Excretion.
“affiliate” means a company that is affiliated with another company as described below. A company is an “affiliate” of another company if:
(a)    one of them is the subsidiary of the other, or
(b)    each of them is controlled by the same person.
A company is “controlled” by a person if:
(a)    voting securities of the company are held, other than by way of security only, by or for the benefit of that person, and
(b)    the voting securities, if voted, entitle the person to elect a majority of the directors of the company.
A person beneficially owns securities that are beneficially owned by:
(a)    a company controlled by that person, or
(b)    an affiliate of that person or an affiliate of any company controlled by that person.
“Agency Agreement” has the meaning set out in General Development of the Business – History of the Company.
“Agents” has the meaning set out in General Development of the Business – History of the Company.
“Agents’ Fee” has the meaning ascribed thereto in General Development of the Business – History of the Company.
“Agents’ Cash Fee” has the meaning ascribed thereto in General Development of the Business – History of the Company.
“Amalco” means the company resulting from the amalgamation of Cybin and Subco pursuant to the Amalgamation.

“Amalgamation” means the amalgamation of Subco and Cybin pursuant to Section 174 of the OBCA on the terms and subject to the conditions of the Amalgamation Agreement, which resulted in the reverse takeover of the Company.
“Amalgamation Agreement” means the Amalgamation Agreement dated as of June 26, 2020 among Cybin, Clarmin and Subco relating to the Amalgamation, as amended on October 21, 2020, a copy of which is available under the Company’s profile on the SEDAR website at www.sedar.com.
“API” means the pharmaceutically acceptable psychedelic agent psilocybin or psilocin or a combination thereof.
“Asset Acquisition” has the meaning set out in General Development of the Business – History of the Company.
“Associate” has the meaning set out in Section 1(1) of the Securities Act (Ontario), RSO 1990, c.S.5.
“BCBCA” means the Business Corporations Act (British Columbia), as amended.
“Benton Property” means Clarmin’s 100% interest in the three tenures totaling 1,285 hectares located in New Brunswick Canada.
“Board” means the board of directors of Clarmin prior to the Transaction and the board of directors of the Company following the Transaction.
“Broker Warrants” has the meaning set out in General Development of the Business – History of the Company.
“Canadian FDA” has the meaning set out in Description of the Business – Stage of Development of Principal Products.
“Catalent” has the meaning set out in General Development of the Business – History of the Company.
“Catalyst” has the meaning set out in General Development of the Business – History of the Company.
“CCPS Agreement” has the meaning ascribed set out in General Development of the Business – History of the Company.
“CDSA” means the Controlled Drugs and Substances Act (Canada).
“cGMP” has the meaning set out in General Development of the Business – History of the Company.
“Clarmin” means Clarmin Explorations Inc., as a company existing, prior to the Transaction, under the BCBCA via articles of incorporation dated October 13, 2016, and continued under the OBCA on November 4, 2020 in connection with the Transaction.
“Clarmin Disposition” has the meaning set out in General Development of the Business – History of the Company.
“Clarmin Shares” means the authorized common shares in the capital of Clarmin, as constituted prior to the Consolidation.
“Class B Share” has the meaning set out in General Development of the Business – Significant Acquisitions and Dispositions.
“Clinilabs” has the meaning set out in General Development of the Business – History of the Company.
“Closing” has the meaning set out in General Development of the Business – History of the Company.

“CMC” has the meaning set out in Description of the Business – Stage of Development of Principal Products.
“CMOs” has the meaning set out in Risk Factors - Reliance on Contract Manufacturers.
“Co-Lead Agents” has the meaning set out in General Development of the Business – History of the Company.
“Collaboration Agreement” has the meaning set out in General Development of the Business – History of the Company.
“Common Shares” means the common shares in the capital of the Company.
“Company” means Cybin Inc., a company existing under the OBCA, being Clarmin after the completion of the Transaction, on a consolidated basis which carries on the business and operations of Cybin, following the Transaction.
“Consolidation” has the meaning set out in Corporate Structure – Name, Address and Incorporation.
“Contribution Agreement” has the meaning set out in General Development of the Business – History of the Company.
“COVID-19” means the Coronavirus disease 2019, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2).
“CSA” means the Controlled Substances Act (21 U.S.C. § 811).
“CSE” means the Canadian Securities Exchange.
“CTA” means a Clinical Trial Application.
“Cybin” means Cybin Corp., prior to giving effect to the Transaction, a corporation existing under the OBCA, which, pursuant to the Transaction, amalgamated with Subco to form Amalco under the name “Cybin Corp.” and became a wholly-owned subsidiary of the Company.
“Cybin Ireland” means Cybin IRL Limited, a corporation existing under the laws of Ireland and a wholly-owned subsidiary of the Company.
“Cybin Private Placement” has the meaning set out in General Development of the Business – History of the Company.
“Cybin Shares” means the common shares in the capital of Cybin.
“Cybin U.S.” means Cybin U.S. Holdings Inc.
“DEA” has the meaning set out in General Development of the Business – History of the Company.
“Digital Platform” has the meaning set out in Description of the Business – Stage of Development of Principal Products.
“DMT” means N, N-dimethyltryptamine.
“Equity Incentive Plan” means the Company’s omnibus equity incentive plan adopted by the Board on November 5, 2020.
“Entheon” has the meaning set out in General Development of the Business – History of the Company.

“Escrowed Securities” has the meaning set out in Escrowed Securities and Securities Subject to Contractual Restriction on Transfer.
“Exchange” means Neo Exchange Inc.
“February Underwriters” has the meaning set out in General Development of the Business – History of the Company.
“FDA” has the meaning set out in General Development of the Business – History of the Company.
“FFDCA” has the meaning set out in Description of the Business – Stage of Development of Principal Products.
“GLP” has the meaning set out in General Development of the Business – History of the Company.
“GMP” has the meaning set out in Description of the Business – Regulatory Environment – United Kingdom.
“HPFB” has the meaning set out in Description of the Business – Regulatory Environment – Canada.
“IFRS” means International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as amended from time to time.
“IMP” has the meaning set out in Description of the Business – Regulatory Environment – United Kingdom.
“including” means including without limitation, and “include” and “includes” each have a corresponding meaning.
“IND” has the meaning set out in General Development of the Business – History of the Company.
“IntelGenx” has the meaning set out in General Development of the Business – History of the Company.
“IntelGenx Agreement” has the meaning set out in General Development of the Business – History of the Company.
“IRB” has the meaning set out in General Development of the Business – History of the Company.
“Ireland MDA” has the meaning set out in Research and Development – Ireland.
“Ireland MDR” has the meaning set out in Research and Development – Ireland.
“Issue Price” has the meaning set out in General Development of the Business – History of the Company.
“Listing Date” means November 10, 2020, the date of listing of the Common Shares on the Exchange.
“Listing Statement” means the Exchange Form 1 Listing Statement dated November 9, 2020, as filed on SEDAR November 9, 2020, which has been filed as required in accordance with the policies of the Exchange.
“LottoGopher” has the meaning set out in Corporate Cease Trade Orders or Bankruptcies; Penalties or Sanctions; Personal Bankruptcies.
“MDA” has the meaning set out in Description of the Business – Regulatory Environment – United Kingdom.
“MDD” has the meaning set out in General Development of the Business – History of the Company.

“MDR” has the meaning set out in Description of the Business – Regulatory Environment – United Kingdom.
“MHRA” has the meaning set out in General Development of the Business – History of the Company.
“MIA(IMP)” has the meaning set out in Description of the Business – Regulatory Environment – United Kingdom.
“Natures Journey” means Natures Journey Inc., an Ontario corporation incorporated as a wholly-owned subsidiary of the Company.
“NDA” has the meaning set out in Research and Development – United States.
“NDS” has the meaning set out in Research and Development – Canada.
“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators.
“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.
“OBCA” means the Business Corporations Act (Ontario), as amended.
“Option” means an option to purchase Common Shares granted pursuant to the Equity Incentive Plan.
“Order” has the meaning set out in Corporate Cease Trade Orders or Bankruptcies; Penalties or Sanctions; Personal Bankruptcies.
“PCT” has the meaning set out in General Development of the Business – History of the Company.
“Pharmaceutical Ingredient Provider” has the meaning set out in General Development of the Business – History of the Company.
“Product Line” has the meaning set out in Description of the Business – Stage of Development of Principal Products.
“PTSD” means post-traumatic stress disorder.
“Public Offering” has the meaning set out in General Development of the Business – History of the Company.
“Release Conditions” has the meaning set out in General Development of the Business – History of the Company.
“Reverse Takeover” has the meaning set out in NI 51-102.
“Section 56 Exemption” has the meaning set out in Description of the Business – Regulatory Environment – Canada.
“Serenity Life” means Serenity Life Sciences Inc., an Ontario corporation incorporated as a wholly-owned subsidiary of the Company.
“Smart Medicines” has the meaning set out in General Development of the Business – History of the Company.
“Smart Medicines Agreement” has the meaning set out in General Development of the Business – History of the Company.

“Subco” means 2762898 Ontario Inc., a wholly-owned subsidiary of Clarmin, incorporated for the purposes of effecting the Amalgamation.
“Sublingual Film” means the pharmaceutically acceptable sublingual film formulation using oral film drug delivery technology in respect of the API psilocybin for each of the four following strengths of such API: 1, 3, 5 and 7 mg.
“Subscription Receipts” means the subscription receipts of Cybin issued pursuant to the Cybin Private Placement.
“Supply Agreement” has the meaning set out in General Development of the Business – History of the Company.
“Support Agreement” has the meaning set out in General Development of the Business – History of the Company.
“TPD” has the meaning set out in Description of the Business – Regulatory Environment – Canada.
“Transaction” means the three-cornered amalgamation among Clarmin, Cybin and Subco pursuant to the terms of the Amalgamation Agreement, which constituted a Reverse Takeover of Clarmin by Cybin.
“TSXV” means the TSX Venture Exchange.
“Underwriters” has the meaning set out in General Development of the Business – History of the Company.
“Underwriters’ Warrants” has the meaning set out in General Development of the Business – History of the Company.
“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland.
“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.
“Veristat” means Veristat LLC.
“Warrant Indenture” has the meaning set out in General Development of the Business – History of the Company.
“Warrants” means warrants to purchase Common Shares.

CORPORATE STRUCTURE
Name, Address and Incorporation
Cybin Inc. (the “Company”) was incorporated under the BCBCA on October 13, 2016 under the name “Clarmin Explorations Inc.”. On January 8, 2018, the Company completed its initial public offering of Common Shares, pursuant to which the Company issued 3,500,000 Common Shares at a price of $0.10 per Common Share for gross proceeds of $350,000. The Common Shares were listed on the TSXV on January 8, 2018 under the symbol “CX”.
Subco was incorporated under the OBCA on June 26, 2020 for the purposes of effecting the Amalgamation.
On November 2, 2020, in connection with the Transaction, Clarmin consolidated its outstanding Clarmin Shares on a 6.672 old for one (1) new basis (the “Consolidation”).
Upon closing of the Transaction, on November 5, 2020: (i) the Company (then Clarmin) and Cybin completed a series of transactions resulting in a reorganization of Cybin and the Company and pursuant to which the Company became the direct parent and sole shareholder of Cybin; (ii) the Company changed its year end from July 31 to March 31; and (iii) the Company was continued under the OBCA by Certificate and Articles of Continuance and changed its name to “Cybin Inc.”
The Transaction constituted a Reverse Takeover of the Company by Cybin, with Cybin as the reverse takeover acquirer and the Company as the reverse takeover acquiree, under applicable securities laws and for accounting purposes under IFRS.
The Clarmin Shares were listed on the TSXV until November 5, 2020 when they were delisted from the TSXV in connection with the completion of the Transaction. The Common Shares commenced trading on the Exchange on November 10, 2020, under the symbol “CYBN”.
On December 4, 2020, the Company entered into a contribution agreement, as amended on September 24, 2021 (the “Contribution Agreement”) with Cybin, Cybin U.S. and all of the shareholders (the “Adelia Shareholders”) of Adelia Therapeutics Inc. (“Adelia”) whereby Cybin U.S. agreed to purchase from the Adelia Shareholders all of the issued and outstanding Adelia shares in exchange for the Class B Shares (as defined herein) (the “Adelia Transaction”). The Adelia Transaction closed on December 14, 2020. For further information see “General Development of the Business – Significant Acquisitions and Dispositions”.
The Company’s registered office and head office is located at 100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9.
Intercorporate Relationships
Cybin was incorporated under the OBCA on October 22, 2019. Pursuant to the Amalgamation, Cybin amalgamated with Subco to form Amalco under the name “Cybin Corp.”, which is a wholly-owned subsidiary of the Company.
Natures Journey, a wholly-owned, subsidiary of the Company, was formed under the OBCA on November 6, 2019. All of the Company’s business operations pertaining to nutraceutical products are conducted through Natures Journey.
Serenity Life, a wholly-owned, subsidiary of the Company, was formed under the OBCA on November 6, 2019. Certain of the Company’s business operations pertaining to psilocybin research and development are conducted through Serenity Life.

Cybin U.S., a fully-controlled subsidiary of the Company, was formed under the law of the State of Nevada on December 4, 2020. Certain of the Company’s business operations pertaining to psilocybin research and development are conducted through Cybin U.S.
Cybin Ireland, a wholly-owned subsidiary of the Company, was formed under the Companies Act of 2014 in the country of Ireland on May 6, 2021. In connection with the formation of Cybin Ireland, the Company transferred its intellectual property assets to this entity. Certain of the Company’s business operations, including European operations and research activities with various academic and clinical research organizations, are conducted through Cybin Ireland.
The following chart sets out all the Company’s material subsidiaries as at the date hereof, their jurisdictions of incorporation and the Company’s direct and indirect voting interest in each of these subsidiaries.
Note: The Adelia Shareholders hold certain non-voting securities of Cybin U.S. For further information see “General Development of the Business – Significant Acquisitions and Dispositions”.

GENERAL DEVELOPMENT OF THE BUSINESS

On November 5, 2020, Cybin completed its Reverse Takeover of Clarmin pursuant to the terms of the Amalgamation Agreement. The Transaction was completed by way of a “three-cornered” amalgamation pursuant to the provisions of the OBCA whereby Cybin amalgamated with SubCo to form an amalgamated corporation and a wholly owned subsidiary of the Company. With the completion of the Transaction the Common Shares became listed for trading on the Exchange under the trading symbol

CYBN and were delisted from the facilities of the TSXV. In connection with the completion of the Transaction:
•the Company acquired all of the common shares of Cybin from the holders thereof in exchange for the issuance of Common Shares (on a post-Consolidation basis) on a one-for-one basis, and all existing convertible securities of Cybin became convertible or exercisable into Common Shares rather than into Cybin Shares;
•the Company continued to the OBCA from the BCBCA and changed its name to “Cybin Inc.”;
•the directors and officers of the Company resigned and were replaced with nominees of Cybin;
•the financial year end of the Company became March 31, being the financial year end of Cybin;
•Zeifmans LLP, being the auditor of Cybin, was appointed as the auditor of the Company; and
•Cybin became a wholly-owned subsidiary of the Company and the business of Cybin became the business of the Company.
Additional details regarding the Transaction and the business of the Company can be found in the Listing Statement as filed on SEDAR on November 9, 2020.
History of the Company1
The Company was incorporated under the BCBCA on October 13, 2016. Prior to the Transaction, the Company was engaged in the exploration and development of mineral properties in Canada. On January 8, 2018, the Company completed its initial public offering of the Common Shares. The Company issued 3,500,000 Common Shares at a price of $0.10 per share for gross proceeds of $350,000. The Common Shares were listed on the TSXV on January 8, 2018 under the symbol “CX”.
On January 28, 2020, Cybin entered into an agreement with the Canadian Centre for Psychedelic Science (the “CCPS Agreement”) to act as an exclusive advisor to Cybin and to progress certain clinical trials and treatment protocols. Under the CCPS Agreement, the Company is provided with early access to any data from psychedelic studies and research the Canadian Centre for Psychedelic Science conducts, including a study to determine the safety and efficacy of psilocybin-based microdosing through a Canadian and European clinical study which could lead to a Company owned and funded clinical trial targeting anxiety, ADHD and overall cognitive flexibility. This study aims to become the first Health Canada approved study to determine the safety and efficacy of microdosing psilocybin. On April 6, 2021, 2021, the Company provided notice to Canadian Centre for Psychedelic Science of its decision to terminate the CCPS Agreement.
On May 15, 2020, Cybin entered into an agreement with Maypro Industries LLC (“Maypro”) to acquire exclusive rights for formulations using Active Hexose Correlated Compound which is one of the world’s most researched specialty immune supplements supported by 20 human clinical studies, by over 30 papers published in PubMed-indexed journals and by more than 100 pre-clinical and in vitro studies.2On April 15, 2022, the Company provided notice of its decision to terminate its agreement with Maypro..
On June 24, 2020, Cybin entered into a professional services agreement (the “Smart Medicines Agreement”) with Smart Medicines GMP Inc. (“Smart Medicines”) whereby Smart Medicines would provide research and development of proprietary drug formulations and natural health products. Smart Medicines was also engaged to create a drug master file of synthetic API and novel compounds for the
1 All quarter references in this section are based on calendar year-end.
2 https://www.ahcc.net/.

Company (the “Deliverables”). Pursuant to the Smart Medicines Agreement, any intellectual property developed is exclusively owned by the Company. Ongoing COVID-19 restrictions in the Province of Quebec resulted in the frustration of the contract with Smart Medicines being unable to provide the Deliverables to the Company. On January 11, 2021, the Company provided the requisite 30-days notice to Smart Medicines of its decision to terminate the Smart Medicines Agreement. With the acquisition of Adelia, the Company secured an alternative to the Deliverables and now has in-house ability to develop molecules which can be scaled to GMP quantities.
On June 26, 2020, the Company entered into the Amalgamation Agreement with Cybin and Subco in connection with the Transaction.
On June 30, 2020, Cybin entered into a supply agreement (the “Supply Agreement”) with an active pharmaceutical ingredient provider in the United States (the “Pharmaceutical Ingredient Provider”). Pursuant to the Supply Agreement, the Pharmaceutical Ingredient Provider agreed to supply to the Company pharmaceutical 25g API produced under current Good Manufacturing Practices (“cGMP”) conditions. The Company will use such API for research and development purposes in connection with the Sublingual Film development pursuant to the IntelGenx Agreement. Moreover, the API can be shipped to any academic or research facility with a drug establishment license, which is subject to receipt of all necessary approvals. The Pharmaceutical Ingredient Provider also has partnerships with several academic institutions.
On July 3, 2020, Cybin entered into a feasibility agreement (the “IntelGenx Agreement”) with IntelGenx Corp. (“IntelGenx”). IntelGenx is a TSX listed drug delivery company that owns patented and trade secret proprietary technology related to film-based drug delivery systems, including orally soluble film strips containing active pharmaceutical ingredients. Pursuant to the IntelGenx Agreement, IntelGenx has the sole and exclusive right to manufacture the Sublingual Film. IntelGenx is equipped with state-of-the-art operating lines offering great flexibility to design customized-film products with volumes ranging from R&D test quantities to millions of commercial film units. Pursuant to the IntelGenx Agreement, the Company has worldwide commercialization rights for the Sublingual Film.
On July 15, 2020, the Company entered into an agreement with 1257172 B.C. LTD. to dispose of all of its mining assets and related liabilities (the “Clarmin Disposition”). On August 13, 2020, at the annual and special shareholders meeting of the Company, the shareholders approved the Clarmin Disposition, including the disposition of the 100% interest in the Benton Property. The Clarmin Disposition closed on November 4, 2020.
On October 19, 2020, Cybin completed a brokered private placement offering of an aggregate of 60,000,000 subscription receipts (the “Subscription Receipts”) at a price of $0.75 per Subscription Receipt for aggregate gross proceeds of $45 million (the “Cybin Private Placement”). The Cybin Private Placement was completed pursuant to an agency agreement (the “Agency Agreement”) among Cybin, Clarmin, Stifel Nicolaus Canada Inc. (“Stifel GMP”) and Eight Capital (together with Stifel GMP, the “Co-Lead Agents”) on behalf of a syndicate of agents (together with the Co-Lead Agents, the “Agents”). The gross proceeds of the Cybin Private Placement, less 50% of the Agents’ Fees and certain expenses of the Agents were deposited in escrow until the satisfaction of certain release conditions (the “Release Conditions”). The Release Conditions were satisfied on November 5, 2020, at which time each Subscription Receipt converted into one Cybin Share without payment of any additional consideration or further action on the part of the holder thereof. Upon completion of the Transaction, each Cybin Share was exchanged for one Common Share.
In connection with the closing of the Cybin Private Placement, a cash fee equal to 6% of the aggregate gross proceeds of the Cybin Private Placement from non-U.S. resident investors was payable to the Agents, except for certain orders on a president’s list pursuant to which a cash fee of 1.5% was payable (the “Agents’ Cash Fee”). The Agents also received an aggregate of 127,600 broker warrants (“Broker Warrants”). Upon satisfaction of the Release Conditions, each Broker Warrant became exercisable into one Common Share (subject to customary adjustments) for a period of 24 months following the date that the Release Conditions are met at an exercise price of $0.75, subject to adjustment in certain customary circumstances. In exchange for certain advisory services provided by the Agents to Cybin, the Agents also received an advisory fee of $479,137 (together with the Agents’ Cash Fee, the “Agents’ Fees”) and

16,000 warrants on the same terms as the Broker Warrants. Cybin also agreed to pay an additional cash fee of $1,180,000 and 2,590,000 warrants on the same terms as the Broker Warrants to certain finders and other advisors of Cybin.
On December 2, 2020, the Company entered into a master service agreement with Veristat to provide clinical services for the phase II study for major depressive disorder (“MDD”). The Company will be supported by Veristat in its investigational new drug (“IND”) application and CTAs in the U.S. and Canada, respectively. Veristat will also assist the Company with study site recruitment.
On January 6, 2021, the Company announced the intention to expand the development of its therapeutics program to include, in addition to psilocybin, psychedelic compounds such as DMT, psilocybin analogues and a range of tryptamines and phenethylamines which are expected to have improved pharmacokinetic profiles, while retaining the efficacy of the original molecules. In addition, the Company announced that it intends to build a database of molecules and their chemically synthesized pathways for use in pharmaceutical development.3
On January 11, 2021, the Company announced that it has entered into an agreement with HI, LLC dba Kernel (“Kernel”) to leverage its technology, Kernel Flow (“Kernel Flow”), for the Company’s sponsored clinical work. Flow is a full-head coverage, time-domain functional near-infrared spectroscopy system designed to detect hemodynamic changes in the brain that pulses light through the skull and into the bloodstream in order to measure how much oxygen the blood is carrying at any given time. Flow measurements can be used as analogues of local neural activity during a psychedelic experience. The Company expects the quantitative measurements enabled by Kernel Flow may improve the development, delivery and scaling of its psychedelic therapeutics.4 While the Company previously announced that it delivery was expected in Q2 2021 and studies would commence in the second half of 2021, the Company has since decided to focus on sponsoring studies in the near term. The Company plans to undertake sponsored studies in a range of clinical conditions and utilize insights gained from the data collected by Kernel Flow technology to potentially inform the design of future clinical studies, support regulatory submissions and aid in the design of future molecules to address the needs of mental health patients.5
On January 11, 2021, the Company announced the achievement of the first Adelia Milestone for the period commencing November 15, 2020, as contemplated by the terms of the Contribution Agreement. The achievement includes the successful synthesis of multiple tryptamine derivatives in sufficient quantities to initiate in vitro “Proof of Principle”; establish a ADME/PK has been completed; and to demonstrate “In Vitro” ADME “Proof of Principle” that specific synthesis modifies the metabolism of a psychedelic tryptamine. Pursuant to the terms of the Contribution Agreement, 51,163 Class B Shares were issued to the Adelia Shareholders, having an aggregate value of $1,018,143.70 due to them upon meeting such Adelia Milestone, at a price per Class B Share of $19.90. The Class B Shares are exchangeable for a total of 511,630 Common Shares, representing an effective issue price of $1.99 per Common Share.
3 Development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.
4 The Company assumes timely delivery of the these devices, entering into contracts with selected academic research institutions and the approval of the final research study protocols. As of the date hereof, it has not yet completed the aforementioned items. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.
5 The Company assumes entering into contracts with selected academic research institutions and the approval of the final research study protocols. As of the date hereof, it has not yet completed the aforementioned items. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.

On February 4, 2021, the Company closed its bought deal short form prospectus offering of 15,246,000 units of the Company (the “Units”) at a price of $2.25 per Unit (the “Issue Price”) for aggregate gross proceeds of $34,303,500 (the “February Offering”). The February Offering was conducted by Canaccord Genuity, as lead underwriter and sole bookrunner, with Stifel Nicolaus Canada Inc., Eight Capital and Bloom Burton Securities Inc. (the “February Underwriters”). Each Unit was comprised of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a “2021 Warrant”). Each 2021 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $3.25 per Common Share until February 4, 2024. The February Underwriters were paid a cash commission equal to $1,954,665 and issued 868,740 Unit purchase warrants of the Company (the “Underwriters’ Warrants”), with each Underwriters’ Warrant being exercisable to acquire one Unit at the Issue Price until February 4, 2024. The 2021 Warrants and Underwriters’ Warrants are governed by a warrant indenture entered into with Odyssey Trust Company, as warrant agent (the “Warrant Indenture”).
On March 8, 2021, the Company announced that its Common Shares had commenced trading on the OTCQB® Venture Market (the OTCQB”) under the symbol “CLXPF”.
On March 9, 2021, the Company announced the achievement of certain Adelia Milestones for the period commencing January 1, 2021, as contemplated by the terms of the Contribution Agreement. The achievement includes API Synthesis and optimization to demonstrate that two or more deuterated tryptamines show significant in vivo modifications of PK consistent with “Proof of Concept”, nomination of two deuterated candidates for full IND enabling studies, and completion of a certain API Manufacturing Contract. Pursuant to the terms of the Contribution Agreement, 42,247.3 Class B Shares were issued to the Adelia Shareholders, having an aggregate value of $686,406.26 due to them upon meeting such Adelia Milestone at a price per Class B Share of $16.20. The Class B Shares are exchangeable for a total of 422,473 Common Shares, representing an effective issue price of $1.62 per Common Share.
On March 22, 2021, the Company announced that it had entered into a drug development agreement with Catalent, Inc. (“Catalent”), a global provider of advanced delivery technologies, development, and manufacturing solutions for drugs, biologics, cell and gene therapies, and consumer health products. The Company will be applying Catalent’s proprietary Zydis® orally disintegrating tablet technology for the delivery of its novel deuterated tryptamine (CYB003). Zydis technology creates a freeze-dried tablet that disperses in the mouth without water. The project will involve initial feasibility studies being conducted for the manufacturing and analytical testing of the Zydis® orally disintegrating tablet doses containing varying quantities of CYB003, alongside different excipients.
On April 19, 2021, the Company announced the formation of its Clinical Advisory Board, with the additions of Maurizio Fava, MD, Psychiatrist-in-Chief in the Department of Psychiatry at Massachusetts General Hospital; Lynn Marie Morski, MD, Esq., President of the Psychedelic Medicine Association; and Anthony Back, MD, Professor in the Department of Medicine and Division of Oncology at the University of Washington. The Clinical Advisory Board will be chaired by Alex Belser, PhD, the Company’s Chief Clinical Officer. Subsequent to the initial announcement, the Company added Thomas Laughren, MD, to its Clinical Advisory Board.
On April 20, 2021, the Company entered into an agreement with Catalyst Global LLC (“Catalyst”), pursuant to which Catalyst will provide investor relations services to the Company. In consideration for the services, the Company will pay Catalyst a monthly rate of US$8,000 and has agreed to grant to Catalyst options to purchase up to 36,000 Common Shares for a period of two years at an exercise price to the determined by the Company at the date of grant. The agreement is for a term of six months.
On May 13, 2021, the Company entered into a Psilocybin Zydis Feasibility study with Catalent. The study will evaluate the technical feasibility of developing the active pharmaceutical ingredient psilocybin using the proprietary Zydis Orally Disintegrating Tablet technology. Feasibility will be determined for the unit dose of 10mg and 20mg. The Company has committed to pay £114,000 for the study.

On June 1, 2021, the Company announced its sponsorship of Kernel’s feasibility study of its Kernel Flow technology to measure ketamine’s psychedelic effect on cerebral cortex hemodynamics.6 While the Company previously announced that delivery was expected in Q2 2021 and studies would commence in the second half of 2021, the Company has since decided to focus on sponsoring 3rd-party studies using the Kernel Flow technology in the near term.
On June 8, 2021, the Company entered into a subscription agreement with RxLive Limited (“RxLive”) whereby the Company purchased $250,000 of 10.0% unsecured convertible redeemable debenture (the “Rx Debentures”). RxLive is a UK based online platform that connects pharmacists and patients through a secure app that allows for pharmacist consultations, initial or renewal prescription fulfilment and delivery of the prescription medication. The Rx Debentures will mature and become due 12 months from the date of issuance. The Company is currently negotiating the terms of the Rx Debentures.
On June 28, 2021, Adelia completed certain Adelia Milestones for Year 1 Q2 (ii) and (v), as listed in the Contribution Agreement. Accordingly, 15,777.1 Class B Shares were issued to the Adelia Shareholders, having an aggregate value of $457,535.90 due to them upon meeting such Adelia Milestone, at a price per Class B Share of $29.00. The Class B Shares are exchangeable for a total of 157,771 Common Shares, representing an effective issue price of $2.90 per Common Share.
On July 6, 2021, the Company entered into a research and development collaboration agreement with TMS NeuroHealth Centers Inc., a wholly-owned subsidiary of Greenbrook TMS Inc. (the “Collaboration Agreement”) to establish Mental Health Centers of Excellence for the purpose of facilitating research and development of innovative psychedelic compound-based therapeutics for patients suffering from depression.

On July 8, 2021, the Company announced the scaling up of its European operations and research activities with various academic and clinical research organizations, including the transfer of its intellectual property assets to its wholly owned Ireland subsidiary, Cybin IRL Limited.
On July 13, 2021, the Company announced that it has commenced the next phase of the Company’s digital therapeutics platform which will better enable the evaluation of patient outcomes through a highly secure, patient entered data analytics platform for better pre- and post-psychedelic treatments11. The digital therapeutics platform, which is proprietary to Cybin and the subject of the Company’s 13th patent application, adds another dimension to the Company’s development programs.7
On August 3, 2021, the Company closed its overnight marketed offering of 10,147,600 Common Shares at a price of $3.40 per Common Share for aggregate gross proceeds of $34,501,840 (the “Public Offering”) pursuant to a prospectus supplement, dated July 28, 2021, to the Company’s short form base shelf prospectus dated July 5, 2021 (the “July Base Shelf Prospectus”). The Public Offering was completed pursuant to an underwriting agreement (the “Underwriting Agreement”) between the Company and a syndicate of underwriters co-led by Cantor Fitzgerald Canada Corporation and Canaccord Genuity Corp., as joint bookrunners, as well as H.C. Wainwright & Co., LLC, Roth Canada, ULC, and Stifel Nicolaus Canada Inc. (collectively, the “Underwriters”). In consideration for their services, the Company paid to the Underwriters a cash commission equal to $2,240,129 and issued 658,860 compensation warrants of the Company (the “Compensation Warrants”), with each Compensation
6 The Company assumes timely delivery of the these devices, entering into contracts with selected academic research institutions and the approval of the final research study protocols. As of the date hereof, it has not yet completed the aforementioned items. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.
7 Significant events that must occur to move forward with the proposed business objective include identifying the intended consumer, entering into third party agreements to develop the platform, and identifying and retaining qualified individuals to support the ongoing development and operation of the digital therapy platform. The material factors and assumptions include, but are not limited to: (i) the demand for, and benefits of, the introduction of the digital therapy platform being materially accurate in light of the Company’s assessment of market and competitive conditions, and (ii) the individuals necessary to develop and operate the digital therapy platform being readily available, and willing to enter into favourable contractual arrangements with the Company in respect thereof.

Warrant being exercisable to acquire one Common Share at the Issue Price for a period of 24 months from the closing date of the Public Offering.
On August 5, 2021, the Common Shares commenced trading on the NYSE American LLC stock exchange (the “NYSE American”) under the symbol “CYBN”. Concurrent with the commencement of trading on the NYSE American, the Common Shares ceased to be quoted on the OTCQB.
On August 17, 2021, Adelia completed certain Adelia Milestones for Year 1 Q3 (i)-(iii) and Year 1 Q4 (i) and (iii), as contemplated by the terms of the Contribution Agreement. Accordingly, 18,788.5 Class B Shares were issued to the Adelia Shareholders, in satisfaction of $633,110.45 due to them upon meeting such Adelia Milestone, at a price per Class B Share of $33.70. The Class B Shares are exchangeable for a total of 187,885 Common Shares, representing an effective issue price of $3.37 per Common Share.
On August 31, 2021, Adelia achieved certain Adelia Milestones for Year 1 Q3 (iv) (v) (vi) as contemplated by the terms of the Contribution Agreement. Accordingly, 9,392.6 Class B Shares having an aggregate value of $317,469.88 were issued to the Adelia Shareholders, at a price per Class B Share of $33.80. The Class B Shares are exchangeable for a total of 93,926 Common Shares, representing an effective issue price of $3.38 per Common Share.
On October 1, 2021, the Company announced the appointment of Dr. Amir Inamdar as Chief Medical Officer for European Operations and Dr. Geoff Varty as the Head of Research and Development.
On October 26, 2021, the Company announced that the United States Food and Drug Administration (the “FDA”) has authorized an IND to proceed with the Company’s sponsored feasibility study using Kernel’s Flow technology to measure ketamine’s psychedelic effect on cerebral cortex hemodynamics.
On November 4, 2021, the Company announced that it has been granted a Schedule I manufacturing license from the U.S. Drug Enforcement Administration (“DEA”). The DEA license is for the Company’s research lab in the Boston area. The license will allow the Company to further become a hub for innovation and drug discovery. Previously, the Company conducted much of its research and development work through globally licensed research organizations in the U.S., Canada, and the UK, and through certain in-house capabilities. With the DEA license, the Company expects to be able to expand its internal R&D capabilities to support innovative drug discovery and delivery involving Schedule I compounds.
On November 8, 2021, the Company announced positive CYB003 pre-clinical findings that demonstrate multiple potential advantages for its novel deuterated psilocybin analog over oral psilocybin for the potential treatment of mental health, including less patient variability, faster onset of action, shorter duration of effect and improved brain penetration. As a result of the positive CYB003 pre-clinical data, the Company will be prioritizing the development of this molecule, while leveraging the work that has been done to date on both the Psilocybin Program and the CYB003 Deuterated Psilocybin Analog Program.
On November 18, 2021, an additional 28,903 Class B Shares were issued to the Adelia Shareholders due to the achievement of certain Adelia Milestones for Year 2 Q1 (i)-(iii), as contemplated by the terms of the Contribution Agreement, amounting to $706,585.86 at a price per Class B Share of $24.45. These Class B Shares are exchangeable for a total of 289,030 Common Shares, representing an effective issue price of $2.44 per Common Share.
On November 23, 2021, the Company announced it awarded a grant for the first psychedelic treatment clinic at Lenox Hill Hospital, part of Northwell Health, to serve marginalized and underserved communities on the Upper East Side of Manhattan, New York. The program aims to become one of the first hospital-based clinical sites to offer psychedelic medicine in the United States.
On November 26, 2021, the Company announced the achievement of certain Adelia Milestones for Year 1 Q4 (ii), Year 2 Q1 (iv) and Year 2 Q1 (vii) as contemplated by the terms of the Contribution Agreement. Accordingly, on November 29, 2021, 31,721.5 Class B Shares having an aggregate value of $628,878.74 became due to be issued to the Adelia Shareholders, at a price per Class B Share of $19.83.

These Class B Shares are exchangeable for a total of 317,215 Common Shares, representing an effective issue price of $1.98 per Common Share.
On December 8, 2021, the Company announced that it confirmed a scientific advice meeting with the UK Medical and Healthcare Products Regulatory Agency (“MHRA”). The meeting was held in Q1 2022. This program milestone brings the Company closer toward advancing into clinical development for the treatment of MDD and AUD.
On January 6, 2022, the Company announced the achievement of certain Adelia Milestones for Year 2 Q1 (v), as contemplated by the terms of the Contribution Agreement. Accordingly, 15,611.4 Class B Shares having an aggregate value of $235,576.03 were issued to the Adelia Shareholders, at a price per Class B Share of $15.09. These Class B Shares are exchangeable for a total of 156,114 Common Shares, representing an effective issue price of $1.51 per Common Share.
On January 11, 2022, the Company announced that it had received IRB approval for a Cybin-sponsored feasibility study using the Kernel Flow technology to measure psychedelic effects on the brain.
On January 27, 2022, the Company announced the achievement of certain Adelia Milestones for Y1, Q4 (iv), Y1, Q4 (v) and Y2, Q1 (vi), as contemplated by the terms of the Contribution Agreement. Accordingly, on February 14, 2022, 41,028.2 Class B Shares having an aggregate value of $551,006.04 were issued to the Adelia Shareholders at a price per Class B Share of $13.43. These Class B Shares are exchangeable for a total of 410,282 Common Shares, representing an effective issue price of $1.34 per Common Share.
On February 9, 2022, the Company announced that the U.S. Patent and Trademark Office has granted U.S. patent number 11,242,318 to the Company’s investigational deuterated DMT compound CYB004. The allowed claims include a range of deuterated forms of DMT and 5-MeO-DMT. The patent, which is expected to expire in 2041 before consideration of any patent term extensions, covers composition of matter and protects the CYB004 drug substance, a putative new chemical entity.
On February 18, 2022, the Company announced the achievement of certain Adelia Milestones for Year 2 Q2 (iii), as contemplated by the terms of the Contribution Agreement. Accordingly, 17,239.5 Class B Shares having an aggregate value of $233,422.83 were issued to the Adelia Shareholders, at a price per Class B Share of $13.54. These Class B Shares are exchangeable for a total of 172,395 Common Shares, representing an effective issue price of $1.35 per Common Share.
On March 25, 2022, the Company announced the achievement of certain Adelia Milestones for Year 1 Q4 (vi); Year 2 Q2 (ii); Year 2 Q2 (v) and Year 2, Q3 (iii), as contemplated by the terms of the Contribution Agreement. Accordingly, 90,546 Class B Shares having an aggregate value of $904,554.54 were issued to the Adelia Shareholders, at a price per Class B Share of $9.994. These Class B Shares are exchangeable for a total of 905,460 Common Shares, representing an effective issue price of $1.00 per Common Share.
On March 29, 2022, the Company announced the completion of in vivo preclinical studies evaluating its deuterated psilocybin analog CYB003 for the potential treatment of MDD. Data from in vivo preclinical studies demonstrate that CYB003 is well-tolerated following several doses in multiple species and support the advancement toward an IND filing with the FDA for a Phase 1/2a first-in-human clinical trial in patients with MDD. The preclinical in vivo studies followed FDA protocol and were completed under Good Laboratory Practice (“GLP”) guidelines.
Subsequent to Period End
On April 1, 2022, Adelia achieved the milestone identified as Year 2, Q2 (iv), as contemplated by the terms of the Contribution Agreement. Accordingly, 22,428.3 Class B Shares having an aggregate value of $228,768.66 were issued to the Adelia Shareholders, at a price per Class B Share of $10.20. These Class B Shares are exchangeable for a total of 224,283 Common Shares, representing an effective issue price of $1.02 per Common Share. In consideration for the milestone achieved an additional amount of $4,655.29 is issuable at a price per share to be determined in accordance with the terms of the Contribution Agreement and applicable securities laws.

On April 8, 2022, the Company announced that the World Intellectual Property Organization published an international patent application covering a range of inhalation delivery methods across multiple psychedelic molecules (Patent Cooperation Treaty (“PCT”) patent application no.PCT/EP2021/077057). The PCT application titled “Methods For Delivery Of Psychedelic Medications By Inhalation And Systems For Performing The Methods” allows the Company to pursue patent applications and seek protection for multiple inhaled forms of psychedelic molecules that are currently being researched and developed, or may be developed by the Company in the future.
On April 13, 2022, the Company announced positive preclinical data from a pharmacokinetic study evaluating its proprietary deuterated DMT molecule, CYB004, delivered via inhalation. Specifically, inhaled CYB004 demonstrated significant advantages over both IV DMT and inhaled DMT, including longer duration of action, and improved bioavailability. The study also demonstrated that inhaled CYB004 showed a similar onset of effect and dose profile to IV DMT. These data may support the potential for inhalation as a viable and well-controlled delivery system of therapeutic psychedelics.
On April 21, 2022, the Company announced that it has partnered with Clinilabs Drug Development Corporation (“Clinilabs”), a global, full-service contract research organization with expertise in central nervous system drug development, to carry out the Company’s Phase I/IIa clinical trial of CYB003, its proprietary deuterated psilocybin analog. CYB003 will be the first psilocybin analog to be evaluated in Phase I/IIa development for the treatment of MDD.
On May 9, 2022, the Company and Kernel announced results from Kernel Flow® piloting of feasibility study measuring ketamine’s effects on the brain. The preliminary data confirms Flow's ability to successfully measure neuro-effect of ketamine over 10 days.
On May 31, 2022, the Company announced the submission of an IND application to the FDA for its Phase I/IIa first-in-human clinical trial evaluating CYB003, a proprietary deuterated psilocybin analog, for the treatment of MDD.
On June 3, 2022, the Company announced that Adelia achieved the Milestones identified as identified as Y2, Q2 (i), (vi), Y2, Q3 (ii), Year 2 Q4 (i) and Year 3 Q1 (i), (ii), (iii), as contemplated by the terms of the Contribution Agreement. Accordingly, Class B Shares having an aggregate value of $2,033,309.79 became due to be issued to the Adelia Shareholders, at a price per share to be determined in accordance with the terms of the Contribution Agreement and applicable securities laws.
On June 7, 2022, the Company announced that, through its wholly-owned subsidiary, Cybin Ireland, it entered into an agreement to acquire a Phase I DMT study from Entheon Biomedical Corp. (“Entheon”) to accelerate the clinical development path for CYB004, the Company's proprietary deuterated DMT molecule for the potential treatment of anxiety disorders (the “Asset Acquisition”). The purchase price of the Asset Acquisition is $1,000,000, a portion of which will be a deposit with the balance payable on closing of the Asset Acquisition (“Closing”). In addition, the Company may pay up to $480,000 for consulting services to be provided from Entheon over a period of up to twelve months following Closing. The Company expects the Asset Acquisition to close within 30 days, subject to the completion of certain conditions and obtaining all necessary approvals.
On June 9, 2022, the Company announced that it has received Institutional Review Board (the “IRB”) approval to begin the first-in-human Phase I/IIa clinical trial evaluating CYB003, its proprietary deuterated psilocybin analog, for the treatment of MDD.
Significant Acquisitions and Dispositions
On December 4, 2020, the Company entered into the Contribution Agreement with Cybin, Cybin U.S. and the Adelia Shareholders whereby Cybin U.S. agreed to purchase from the Adelia Shareholders all of the issued and outstanding Adelia shares in exchange for the Class B Shares (as defined below). The Adelia Transaction closed on December 14, 2020.
Pursuant to the Contribution Agreement and the support agreement entered into among Cybin U.S. and the Adelia Shareholders (the “Support Agreement”), the Adelia Shareholders received 868,833 non-

voting Class B common shares in the capital of Cybin U.S. (each a “Class B Share”), which are exchangeable for Common Shares, on a 10 Common Shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments. The Class B Shares issued to the Adelia Shareholders on the closing of the Adelia Transaction are exchangeable for a total of 8,688,330 Common Shares. The aggregate value of the Class B Shares to be issued to the Adelia Shareholders on the closing of the Adelia Transaction was $19,548,743.
Under the Contribution Agreement, the Adelia Shareholders are also entitled to Class B Shares upon the occurrence of certain milestones (the “Adelia Milestones”), as set out in the Contribution Agreement, which are also exchangeable for Common Shares on a 10 Common Shares for 1 Class B Share basis. The total value of the Class B Shares issuable pursuant to the Adelia Milestones is up to $9,388,045.50, assuming all Adelia Milestones are met prior to the applicable deadlines.
No Class B Shares are exchangeable prior to the first anniversary of closing of the Adelia Transaction, and not more than: (i) 33 1/3% of the Class B Shares will be exchangeable prior to the second anniversary of the Adelia Transaction; (ii) 66 2/3% of the Class B Shares will be exchangeable prior to the third anniversary of the Adelia Transaction; and (iii) thereafter, 100% of the Class B Shares will be exchangeable. The Class B Shares issued to the Adelia Shareholders are exchangeable for a total of 511,631 Common Shares, resulting in an effective issue price of $1.99 per Common Share.
As of the date of this AIF, 1,253,679.4 Class B Shares, having an aggregate value of $6,599,458.88, have been issued to Adelia Shareholders and 222,139.0 Class B Shares have been exchanged into Common Shares. For further information on the Class B Share issuances see “General Development of the Business – History of the Company”.
The Company has filed a Form 51-102F4 - Business Acquisition Report in respect of the Adelia Transaction.
Other than the Adelia Transaction, the Company has not completed any significant acquisitions or dispositions during the fiscal year ended March 31, 2022 for which disclosure is required under Part 8 of NI 51-102.
COVID-19 Pandemic
On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. Since the outbreak of COVID-19, the Company has focused its efforts on safeguarding the health and well-being of its employees, consultants and community members. To help slow the spread of COVID-19, the Company’s employees have been working remotely, where possible, and abiding by local and national guidance put in place in Canada, the United States, and Ireland related to social distancing and restrictions on travel outside of the home. The Company has and will continue to abide by the protocols within Canada, the United States, and Ireland regarding the performance of work activities. The duration and the immediate and eventual impact of the COVID-19 pandemic remains unknown. In particular, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company. To date, a number of businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. In the event that the operations or development of the Company are suspended or scaled back, or if the Company’s supply chains are disrupted, such events may have a material adverse effect on the Company. The breadth of the impact of the COVID-19 pandemic on investors, businesses, the global economy and financial and commodity markets may also have a material adverse effect on the Company.
For additional information see “Risk Factors – Risks Related to the Business of the Company - Novel Coronavirus COVID-19”.
DESCRIPTION OF THE BUSINESS
The Company is a biotechnology company focused on advancing pharmaceutical therapies, delivery mechanisms, novel compounds and protocols as potential therapies for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aiming to improve the pharmacokinetics of its psychedelic molecules while retaining the therapeutics benefit. The new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.

The Company has historically had two business segments (a) Serenity Life Sciences Inc. and Cybin US Holdings Inc. (“Cybin U.S.”) that focus on the research and development of psychedelic pharmaceutical products; and (b) Natures Journey Inc. (“Natures Journey”) that focused on consumer mental wellness, including non-psychedelic nutraceutical products (the “Product Line”) and consumer mental wellness. In November 2021, the Company decided to not proceed with the Natures Journey business segment in order to prioritize its research and development of psychedelic pharmaceutical products.

Psychedelics
The Company is conducting research and development of psychedelic therapeutics that aim to address unmet mental health conditions by leveraging proprietary drug discovery platforms, novel formulation approaches, innovative drug delivery systems, and optimized treatment regimens. This comprehensive strategy is predicated on structural modifications of known and well understood tryptamine derivatives to improve their pharmacokinetic properties without altering their respective pharmacology.

Across the various research and development programs, the Company is researching and developing a wide array of novel, synthetic psychedelic API intended to be delivered through innovative drug delivery systems including sublingual films,8 orally disintegrating tablets (“ODT”)9 and via inhalation.

The Company intends to apply for regulatory approval for products targeting MDD, alcohol use disorder (“AUD”) and various anxiety disorders.10 The Company is also developing products that may have the potential to address neuroinflammation.11

8 The material factors and assumptions underlying this forward-looking statement are: drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. The Company has contracted with IntelGenx to develop the Sublingual Film formulation of psilocybin. IntelGenx has produced multiple formulation types, but the final formulation has not been selected. Successful completion of formulation is necessary before clinical trials supplies can be provided to investigators. On November 8, 2021, the Company announced that its research into its Deuterated Psilocybin Analog Program has identified a putative orally deliverable drug product that appears to have more desirable characteristics than psilocybin delivered by Sublingual Film. Although the Company is still evaluating the Sublingual Film technology, it has prioritized the Deuterated Psilocybin Analog Program over the Sublingual Film technology as a result of the Company’s positive view of the Deuterated Psilocybin Analog Program research data.
9 The Company is currently applying Catalent’s proprietary Zydis® ODT technology as a delivery method during the development of our novel deuterated tryptamine. Zydis technology creates a freeze-dried tablet that disperses almost instantly in the mouth without water and is recognized as one of the world’s best-performing ODTs. The material factors and assumptions underlying this forward-looking statement are: drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.
10 The material factors and assumption underlying this forward-looking statement is that drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.
11 The material factors and assumption underlying this forward-looking statement is that drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.

Non-Psychedelics
In November 2021, the Company decided to not proceed with the Natures Journey business segment, including the Product Line in order to prioritize its progression of its research and development of psychedelic pharmaceutical products. As of the date of this AIF, the Company has not begun operations nor generated any revenue from the sale of the Product Line and it does not expect any revenues from the Product Line going forward.
Business Objectives
Over the next 12 months, the Company expects to:
•work with third parties to chemically synthesize psychedelic APIs for potential use in clinical trials;
•retain licensed pharmaceutical research companies to develop intellectual property of which the Company will be the owner;
•commence clinical trials regarding the safety and efficacy surrounding the delivery of psilocybin and deuterated psychedelic tryptamine with an in-house psycho-assisted therapy;
•expand its intellectual property portfolio through internal development of novel psychedelic tryptamine and phenethylamine molecules and through acquisition strategies;
•continue an M&A strategy to acquire biotech and pharmaceutical technologies with a core focus on intellectual property and psychedelic research; and
•prioritizing the research and development progression of psychedelic molecules.
Further details regarding the Company’s milestones and objectives are found under the heading “Milestones and Business Objectives of the Company”.

Stage of Development of Principal Products
Like most life sciences and pharmaceutical companies, the Company’s psychedelic business is focused on research and development and any future revenue will be dependent on a number of factors, including the outcome of the Company’s sponsored clinical trials and the receipt of all necessary regulatory approvals. As of the date of this AIF, the Company has generated revenue from non-core, nutraceutical formulation which was purchased and formulated into finished goods and sold in the United States to one purchaser. The products will not be re-generated in the future and do not represent core sales of the Company and/or core products of the Company. The Company has discontinued its sales of such products as it is not in line with the Company’s core sales model.
In order to establish its business operations, the Company intends to leverage the extensive professional network of its management to build working partnerships with (i) existing producers of psychedelic products based in Canada, the United States, and the United Kingdom to source the psychedelic pharmaceutical products the Company intends to develop and distribute under its specific brand, and (ii) to explore options to facilitate the development and distribution and sale of its specific brand of psychedelic pharmaceutical products.12
The Company’s marketing and brand development will be driven through a digital marketing strategy composed of digital advertising and influencer marketing. Prescription drugs are classified and regulated under the federal Food and Drugs Act (Canada) (the “Canadian FDA”). Labelling, marketing and selling
12 At this time the Company has not entered into commercial supply agreements and has no control over price or conditions. The Company’s assumption is that it will be able to enter into agreements at such a time when there will be sufficient competition in the market which will render prices reasonable.

of any prescription drug must comply with the Canadian FDA, including by ensuring that the Company’s products are not packaged or marketed in a manner that is misleading or deceptive to a consumer. See “Regulatory Environment – Canada”.
In the United States, foods, drugs and dietary supplements are subject to extensive regulation. The Federal Food, Drug, and Cosmetic Act (“FFDCA”) and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacturing, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. The Company must ensure that all promotion and marketing, distribution, and labeling of any pharmaceutical products comply with the U.S. regulations, including the FFDCA and FDA. See “Regulatory Environment – United States”.
On November 4, 2021, the Company announced that it has been granted a Schedule I manufacturing license from the DEA. The DEA license is for the Company’s research lab in the Boston area. The license will allow the Company to further become a hub for innovation and drug discovery. Previously, the Company conducted much of its research and development work through globally licensed research organizations in the U.S., Canada, and the UK, and through certain in-house capabilities. With the DEA license, the Company expects to be able to expand its internal R&D capabilities to support innovative drug discovery and delivery involving Schedule I compounds.
Non-Revenue Generating Projects13
The Company currently has four significant projects, which have not yet generated revenue:
a.Deuterated Psilocybin Analog Program
b.Deuterated Tryptamines Programs
c.Phenethylamine Preclinical Program
d.Technology Programs

The Company was previously exploring a fifth program, the Nutraceutical Product Program; however, in November 2021, the Company concluded that it would no longer be progressing with this program in order to prioritize its progression of psychedelic molecules. In addition, the Company has merged its Psilocybin Program with its CYB003 Deuterated Tryptamine Pre-clinical Program and will be prioritizing the progression of the Deuterated Psilocybin Analog Program going forward, as it has been identified as a potentially superior molecule.
To support the programs listed above, the Company developed EMBARK™, a psychotherapeutic model that integrates leading clinical approaches to promote supportive healing with psychedelic medicine. EMBARK™’s six clinical domains (Existential-Spiritual, Mindfulness, Body Aware, Affective-Cognitive, Relational, Keeping Momentum) represent the broad spectrum of ways in which therapeutic benefits may arise in psychedelic treatment and the equally broad training needed to prepare therapists to support them all. The Company has launched its EMBARK™ training program, which prepares facilitators to work within all of these domains, while inviting facilitators to bring in their own therapeutic training and expertise in a flexible, yet structured way. The EMBARK™ curriculum additionally emphasizes trauma-informed, culturally competent, and ethically rigorous care.
Deuterated Psilocybin Analog Program (formerly the Psilocybin Program)

Psilocybin was the Company’s first drug program in development. The Company’s Sublingual Film formulation of psilocybin is a synthetic psychedelic molecular formulation, the activity for which is in part based upon classical serotonin 2A psychedelic activity.
Studies of psilocybin efficacy in depressive states published by Johns Hopkins University demonstrate promising potential efficacy of psilocybin and, therefore, of the Company’s novel formulation. The Company has contracted with IntelGenx to undertake the development of the Sublingual Film formulation
13 All quarter references in this section are based on calendar year-end.

of psilocybin. To date, an array of drug formulation candidates have been created and the Company continues to pursue the optimization of certain characteristics of these formulations including, but not limited to, composition, membrane permeation and stability. On November 8, 2021, the Company announced that its research into its novel oral psilocybin analog molecule (CYB003) has identified a putative orally deliverable drug product that appears to have more desirable characteristics than psilocybin delivered by Sublingual Film. Although the Company is still evaluating the Sublingual Film technology, it has prioritized the new Deuterated Psilocybin Analog Program over the Sublingual Film technology as a result of the Company’s positive view of the research data on the Company’s novel oral psilocybin analog molecule.
While oral psilocybin has been demonstrated to be efficacious, the Company did recognize the challenges and limitations of the molecule and worked on ways to address them by simultaneously looking at the formulation in two programs and then the molecule itself in another. In light of compelling data regarding the Company’s novel oral psilocybin analog molecule (CYB003), the Company has determined that it would be leveraging the data obtained through the Psilocybin Program to advance its newly defined Deuterated Psilocybin Analog Program. The Deuterated Psilocybin Analog Program will merge both the MDD and AUD indication into a single program. The Company has determined that this merger of programs would be the most efficient and cost-effective way for the Company to move forward. The Company will be prioritizing the progression of the Deuterated Psilocybin Analog Program, as this has been demonstrated to be the potentially superior molecule. The Company will continue to advance on the previous disclosed psilocybin milestones, in the U.S. and the UK, as it deems them necessary to bring psychedelics to therapeutics.
During Q1 2022, the Company had a productive and positive scientific advice meeting with the MHRA. This program milestone brings the Company closer toward advancing into clinical development for the treatment of MDD and AUD.
The Company completed the IND enabling pre-clinical studies and the Chemistry, Manufacturing and Control (“CMC”) development required to commence clinical trials, including the production of clinical materials, in Q2 2022. The Company intends to continue its progression of post IND enabling pre-clinical studies and CMC development progression throughout fiscal year 2023. There is no assurance that these timelines will be met or that these preclinical drug candidates will advance to clinical trials at all.
On May 31 2022, the Company announced the submission of an IND application to the FDA for its Phase I/IIa first-in-human clinical trial evaluating CYB003, a proprietary deuterated psilocybin analog, for the treatment of MDD. The Company intends to initiate the Phase I/IIa trial in mid-202214, subject to receiving the necessary approvals. There is no assurance that this timeline will be met or that this preclinical drug candidates will advance to clinical trials at all.
On June 9, 2022, the Company announced that it has received IRB approval to begin the first-in-human Phase I/IIa clinical trial evaluating CYB003.
The Company has engaged Clinilabs, a full-service contract research organization with expertise in central nervous system drug development, to carry out the Phase I/IIa clinical trial of CYB003. The Phase I/IIa trial is a randomized, double blind, placebo-controlled study evaluating people with moderate to severe MDD.
As at March 31, 2022, the Company has spent approximately $4,780,000 on the Deuterated Psilocybin Analog Program15.

Due to the new Deuterated Psilocybin Analog Program, the Company no longer anticipates conducting any business activities in Jamaica. The Company intends to complete future clinical trials in the U.S., Canada, UK and Europe.
14 This statement is based on the material assumption that the FDA will approve the IND in Q2 2022.
15 Dollar amount calculated since June 1, 2021, being the date of the financial data used in the July Base Shelf Prospectus.

Deuterated Tryptamines Programs

Pursuant to the acquisition of Adelia, the Company acquired preclinical deuterated tryptamines programs. To date, the Company has undertaken sufficient work to enable selection of two deuterated tryptamine candidates and has scaled up production processes to optimize and maximize yields and ensure the drug candidates meet the required purity levels. In vitro proof of principal in models has been completed to ensure selection of molecules with optimal anticipated pharmacokinetics best suited for future clinical trials.
The Company’s Deuterated Tryptamine Program is primarily focused on a lead candidate, CYB004, a deuterated version of DMT. The Company has a newly defined program, the Deuterated Psilocybin Analog Program, which merges the initiatives of the Psilocybin Program and the CYB003 program into one single program (Deuterated Psilocybin Analog Program). The work performed to date related to CYB003 in this program has been instrumental in defining the new program, as described above.
On June 7, 2022, the Company announced it had entered into an agreement to effect the Asset Acquisition with Entheon to accelerate the clinical development path for CYB004, the Company’s proprietary deuterated DMT molecule for the potential treatment of anxiety disorders. The Phase I study, previously identified as EBRX-101 and now named CYB004-E, is being conducted in the Netherlands in 50 healthy volunteers who smoke tobacco. Pending the closing of the Asset Acquisition, the CYB004-E study is expected to yield essential safety and dosing optimization data and will replace the Company’s planned pilot study for CYB004 that was expected to commence in Q3 2022. Entheon will continue to support the CYB004-E study and act as external consultants to the Company. Pending results from the CYB004-E study, the Company plans to evaluate CYB004 delivered via intravenous (“IV”) and via inhalation to determine the clinical path forward. The Company may enter additional clinical trials thereafter subject to receiving the necessary approvals. The Company intends to continue its progression of this program throughout fiscal year 2023. There is no assurance that these timelines will be met or that these preclinical drug candidates will advance to clinical trials at all.16

As at March 31, 2022, the Company has spent approximately $3,483,000 on deuterated tryptamines, of which $1,198,000 was related to the progression of CYB00317.
The Company has continued to advance its Deuterated Tryptamines Program as described herein, including with the following progress:
•completed additional pre-clinical studies on its CYB003 and CYB004 proprietary psychedelic molecules;
•completed Zydis feasibility studies with Catalent for its fast-dissolve formulation of novel deuterated tryptamine (CYB003);
•transitioned its work on CYB003 into a new program; the Deuterated Psilocybin Analog Program, which has the potential to address both the AUD and MDD indications (refer to Deuterated Psilocybin Analog Program section above for further details);
•awarded a Notice of Allowance from the U.S. Patent and Trademark Office for patent application No. 17/394,038 related to CYB004, the Company’s investigational deuterated psychedelic tryptamine compound for the potential treatment of anxiety disorders. The allowed claims include other forms of deuterated psychedelic tryptamine, notably certain deuterated forms of DMT and
16 This statement is based on the following material factors and assumptions: (a) the timely and successful completion of certain preclinical studies including but not limited to: (i) complete the development of stable formulations utilizing these APIs; (ii) the development and validation of analytical methods for such formulations; (iii) the scale up of API production processes beyond laboratory scale will be suitable for entry into animal and human studies; (iv) studies of the stability of such formulations will be suitable for human studies; and (v) the development of Chemistry, Manufacturing and Controls to meet cGMP; (b) the Company assumes it will enter into agreements with certain third party vendors to complete a range of additional preclinical programs before the final selection of drug candidates for entry into human trials; and (c) obtain an IND and/or a CTA to enter into clinical trials. As of the date hereof, it has not yet completed the aforementioned items. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.
17 Dollar amount calculated since June 1, 2021, being the date of the financial data used in the July Base Shelf Prospectus.

5-MeO-DMT. The patent, which is expected to expire in 2041 before consideration of any patent term extensions, covers composition of matter for the CYB004 drug substance as a putative new chemical entity;
•granted U.S. patent from the U.S. Patent and Trademark Office related to the Company’s investigational deuterated DMT compound CYB004;
•announced positive preclinical data from a pharmacokinetic study evaluating CYB004, delivered via inhalation. Specifically, inhaled CYB004 demonstrated significant advantages over both IV DMT and inhaled DMT, including longer duration of action, and improved bioavailability. The study also demonstrated that inhaled CYB004 showed a similar onset of effect and dose profile to IV DMT. These data may support the potential for inhalation as a viable and well-controlled delivery system of therapeutic psychedelics; and
•entered into an agreement to acquire a Phase I DMT study from Entheon to accelerate the clinical development path for CYB004.

Phenethylamine Program
Pursuant to the Adelia Transaction, the Company acquired a preclinical phenethylamine program. Work on the synthesis and optimization of these molecules has begun at a third-party vendor. The Company anticipates that its phenethylamine program may deliver a drug candidate suitable for entry into clinical studies by the end of calendar 2023, updated from the prior estimate of late calendar 2021 to early calendar 2022 due to certain research and development delays, but there is no assurance that these timelines will be met or that a preclinical drug candidate will advance to clinical trials at all.18
As at March 31, 2022, the Company has spent approximately $841,000 on preclinical phenethylamines.19
As at the date of this AIF, the Company continues its work on its synthesis and optimization of phenethylamines. Multiple phenethylamines have been shown to have psychedelic properties and several, such as MDMA, have shown great promise as therapeutics. Cybin’s proprietary approach to phenethylamines modification with deuterium substitution, proprietary formulations and directed delivery systems has yielded a number of novel leads with significant therapeutic potential. Several compounds are now being further studied both in vitro and in vivo for selection of the best development candidates. Subsequent to the period ended March 31, 2022, the Company has identified a potential candidate from its phenethylamine program that demonstrates 5HT2A receptor agonism (CYB005). The Company plans to report preclinical data for CYB005 in Q3 2022 (assuming the completion of the related preclinical trials) at which time the Company expects to nominate a candidate and complete its assessment of the potential path forward for this candidate, including whether it will be developed internally or by way of potential third party partners; as of the date hereof, there is no assurance that this candidate will advance to clinical trials at all.
Technology Programs

The Company was previously working on a number of fronts to establish an e-Commerce platform to support the education, sales and marketing of potential consumer and prescription mental wellness products, including but not limited to its line of nutraceutical products. However, due to the fact that the Company has made the decision to no longer pursue the Product Line, this initiative has been cancelled.
18 This statement is based on the following material factors and assumptions: (a) the Company assumes it will enter into a contract with a licensed third-party vendor to undertake extensive preclinical characterization of target molecules on the Company’s behalf; (b) the Company anticipates to complete a number of animal models and the completion of ADME profiles; (c) the Company assumes to enter into third party agreements in order to complete a range of additional preclinical programs including but not limited to dose-ranging studies in multiple animal species, toxicity studies in multiple animal species, genotoxicity studies, teratogenicity studies, along with neuropharmacological, pulmonary, and cardiovascular profiling before the final selection of drug candidates for entry into human trials; and (d) obtain an IND and/or a CTA to enter into clinical trials. As of the date hereof, it has not yet completed the aforementioned items. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.
19 Dollar amount calculated since June 1, 2021, being the date of the financial data used in the July Base Shelf Prospectus.

The Company has begun work on the creation of a patient digital therapy platform (the “Digital Platform”). The Digital Platform is envisioned to help patients undergoing psychedelic therapies to memorialize the learning from their treatment sessions and to assist with the integration of such learnings into the patient’s psychotherapy program. Activities have been undertaken to establish the design of a proof of concept and to identify the necessary key modules and components.
On January 11, 2021, the Company announced that it has entered into an agreement with Kernel that will enable the Company to use Kernel Flow devices to potentially measure neural activity during psychedelic therapy.
On June 1, 2021, the Company announced its sponsorship of Kernel’s feasibility study of its Kernel Flow technology to measure ketamine’s psychedelic effect on cerebral cortex hemodynamics.20 While the Company previously announced that delivery was expected in Q2 2021 and studies would commence in the second half of 2021, the Company has since decided to focus on sponsoring 3rd-party studies using the Kernel Flow technology in the near term.
On July 13, 2021, the Company announced that it has commenced the next phase of the Company’s digital therapeutics platform which will better enable the evaluation of patient outcomes through a highly secure, patient-centered data analytics platform for better pre- and post-psychedelic treatments.21 The digital therapeutics platform, which is proprietary to Cybin and the subject of one of the Company’s patent applications, adds another dimension to the Company’s development programs.22

On October 26, 2021, the Company announced that the FDA has authorized an IND application to proceed with the Company’s sponsored feasibility study using Kernel’s Flow technology to measure ketamine’s psychedelic effect on cerebral cortex hemodynamics. On January 11, 2022, the Company announced that the FDA IRB has approved the Company’s sponsored feasibility study.

On March 31, 2022, the Company announced that the first study visit has been conducted in a Cybin-sponsored feasibility study evaluating Kernel’s quantitative neuroimaging technology, Flow, to measure ketamine’s psychedelic effects on cerebral cortex hemodynamics. On May 9, 2022 the Company announced that preliminary data confirmed Flow’s ability to successfully measure neuro-effect of ketamine over 10 days.

As at March 31, 2022, the Company has spent approximately $1,130,000 on its technology programs.

Nutraceutical Products

In November 2021, the Company determined that it would not proceed with the Product Line in order to focus its efforts on the research and development progression of psychedelic molecules. The Company had previously indicated that the timeline for the Product Line was updated from Q4 2021 to Q1 2022, however this business segment will not be pursued. The Company has spent approximately $nil on the Product Line since the Listing Statement.
20 The Company assumes timely delivery of the these devices, entering into contracts with selected academic research institutions and the approval of the final research study protocols. As of the date hereof, it has not yet completed the aforementioned items. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.
21 The material factors or assumptions include, but are not limited to: (i) the demand for, and benefits of, the introduction of the digital therapy platform being materially accurate in light of the Company’s assessment of market and competitive conditions, and (ii) the individuals necessary to develop and operate the digital therapy platform being readily available, and willing to enter into favourable contractual arrangements with the Company in respect thereof.
22 Significant events that must occur to move forward with the proposed business objective include identifying the intended consumer, entering into third party agreements to develop the platform, and identifying and retaining qualified individuals to support the ongoing development and operation of the digital therapy platform. The material factors and assumptions include, but are not limited to: (i) the demand for, and benefits of, the introduction of the digital therapy platform being materially accurate in light of the Company’s assessment of market and competitive conditions, and (ii) the individuals necessary to develop and operate the digital therapy platform being readily available, and willing to enter into favourable contractual arrangements with the Company in respect thereof.

Relationships with Third Parties

The Company’s research and development on its psychedelic pharmaceutical products is conducted by way of licensed partners. The Company also intends to sponsor clinical and other studies at various clinical trial sites. As of the date of this AIF, the Company and the University of Washington are co-sponsoring a randomized, placebo-controlled clinical trial of psychedelic-assisted psychotherapy with psilocybin for frontline clinicians experiencing COVID-19 related distress.
On July 6, 2021, the Company entered into the Collaboration Agreement to establish mental health centers of excellence for the purpose of facilitating research and development of innovative psychedelic compound-based therapeutics for patients suffering from depression.

On April 21, 2022, the Company announced that it has partnered with Clinilabs, a global, full-service contract research organization with expertise in central nervous system drug development, to carry out the Company’s Phase I/IIa clinical trial of CYB003, its proprietary deuterated psilocybin analog. CYB003 will be the first psilocybin analog to be evaluated in Phase I/IIa development for the treatment of MDD.

The Company has established contractual sources of synthetic GMP (as defined below) and non-GMP raw materials to support its development operations through licensed third-party suppliers located in Canada, the United States and the United Kingdom. Such raw materials are expected to be, in general, readily available and in adequate supply to meet the Company’s need for development quantities, or custom manufactured on the Company’s behalf.23 The prices of research quantities of psilocybin and novel psychedelic compounds are generally higher than commercial supply prices at significantly larger scale and the Company, therefore, expects its supply prices to reduce over time. Development and production of the Company’s proprietary novel compounds is performed under confidential contractual agreements.

The Company has conducted due diligence on each such third party, including but not limited to the review of necessary licenses and the regulatory framework enacted in the jurisdiction of operation.

Regulatory Environment

Business Segment	Current/Proposed Location of Operation	Summary of Applicable Regulatory Frameworks
Research, development and commercialization of psychedelic-inspired regulation medicines.	Canada, United Kingdom, United States
The Canadian and United States federal governments regulate drugs through the CDSA and the CSA, respectively, which place controlled substances in a schedule.(1) The United Kingdom regulated drugs through the MDA (through allocation of classes of risk) and MDR (which places controlled substances in a schedule).

Under the CDSA, psilocybin is currently a Schedule III drug.(2)

Under the CSA, psilocybin is currently a Schedule I drug.(3)

Under the MDA, psilocybin is currently a Class A drug under the MDA and a Schedule 1 drug under the MDR.(4)

Notes:
(1)    In both Canada and the United States, the applicable federal government is responsible for regulating, among other things, the approval, import, sale and marketing of drugs, including any psychedelic substances, whether natural or novel. Health Canada and the FDA have not approved psilocybin as a drug for any indication. It is illegal to possess such substances without a prescription. The Company does not directly engage in any activities that would trigger the need to comply with any federal laws related to psychedelic substances. See “Regulatory Environment – Research and Development”.
(2)    For further information on the Canadian regulatory framework, see “Regulatory Environment – Canada”.
(3)    For further information on the United States regulatory framework, see “Regulatory Environment – United States”.
(4)    For further information on the United Kingdom regulatory framework, see “Regulatory Environment – United Kingdom”.
23 At this time the Company has not entered into commercial supply agreements and has no control over price or conditions. The Company has assumed that it will be able to enter into commercial supply agreements at such a time when there will be sufficient competition in the market which will render prices reasonable.

Canada
In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as psilocybin and other psychedelic substances, whether natural or novel. The provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as the Ontario Health Insurance Plan, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.
Certain psychoactive compounds, such as psilocybin, are considered controlled substances under Schedule III of the CDSA. In order to conduct any scientific research, including pre-clinical and clinical trials, using psychoactive compounds listed as controlled substances under the CDSA, an exemption under Section 56 of the CDSA (“Section 56 Exemption”) is required. This exemption allows the holder to possess and use the controlled substance without being subject to the restrictions set out in the CDSA. The Company has not applied for a Section 56 Exemption from Health Canada.
The possession, sale or distribution of controlled substances is prohibited unless specifically permitted by the government. A party may seek government approval for a Section 56 Exemption to allow for the possession, transport or production of a controlled substance for medical or scientific purposes. Products that contain a controlled substance such as psilocybin cannot be made, transported or sold without proper authorization from the government. A party can apply for a Dealer’s License under the Food and Drug Regulations (Part J). In order to qualify as a licensed dealer, a party must meet all regulatory requirements mandated by the regulations including having compliant facilities, compliant materials and staff that meet the qualifications under the regulations of a senior person in charge and a qualified person in charge. Assuming compliance with all relevant laws (Controlled Drugs and Substances Act, Food and Drugs Regulations) and subject to any restrictions placed on the license by Health Canada, an entity with a Dealer’s License may produce, assemble, sell, provide, transport, send, deliver, import or export a restricted drug (as listed in Part J in the Food and Drugs Regulations – which includes psilocybin and psilocin) (see s. J.01.009 (1) of the Food and Drug Regulations).
The Company intends to sponsor and work with licensed third parties to conduct any clinical trials and research and does not handle controlled substances. If the Company were to conduct this work without the reliance on third parties, it would need to obtain additional licenses and approvals described above.
Please see “Description of the Business – Research and Development” for additional information concerning the regulation applicable to the process required before prescription drug product candidates may be marketed in Canada.
United States
The FDA and other federal, state, local and foreign regulatory agencies impose substantial requirements upon the clinical development, clinical testing, approval, labeling, manufacture, marketing and distribution of drug products. These agencies regulate, among other things, research and development activities and the testing, approval, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of any prescription drug product candidates or commercial products. The regulatory approval process is generally lengthy and expensive, with no guarantee of a positive result. Moreover, failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, injunctive relief including partial or total suspension of production, or withdrawal of a product from the market. The Company intends to file an IND application related to its Deuterated Psilocybin Analog Program upon completion of its pre-clinical studies and CMC development.24 Anticipated timelines related to regulatory filings are based on reasonable assumptions informed by current knowledge and information available to the Company.
Psilocybin, psilocin, dimethyltryptamine, and 5-Methoxy-N-N-dimethyltryptamine are strictly controlled under the federal CSA as Schedule I substances. Schedule I substances by definition have no currently accepted medical use in the United States, a lack of accepted safety for use under medical supervision, and a high potential for abuse. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. Anyone wishing to conduct research on substances listed in Schedule I under the CSA must register with the DEA and obtain DEA approval of the research proposal. A majority of state laws in the United States also classify psilocybin and psilocin as Schedule I controlled substances. For any product containing psilocybin to be available for commercial marketing in the United States, psilocybin and psilocin must be rescheduled, or the product itself must be scheduled, by the DEA to Schedule II, III, IV or V. Scheduling determinations by the DEA are dependent on FDA approval of a substance or a specific formulation of a substance.
Please see “Description of the Business – Research and Development” for additional information concerning the regulation applicable to the process required before prescription drug product candidates may be marketed in the United States.
United Kingdom
In the UK, there are two main “layers” of regulation with which products containing controlled substances must comply. These are: (i) controlled drugs legislation, which applies to all products irrespective of the type of product, and (ii) the regulatory framework applicable to a specific category of products, in this case, pharmaceuticals and food/food supplements.
The main UK controlled drugs legislation is the Misuse of Drugs Act 1971 (“MDA”) and the Misuse of Drugs Regulations 2001 (“MDR”), each as amended. The MDA sets out the penalties for unlawful production, possession and supply of controlled drugs based on three classes of risk (A, B and C). The MDR sets out the permitted uses of controlled drugs based on which Schedule (1 to 5) they fall within.
In the United Kingdom, “Fungus (of any kind) which contains psilocin or an ester of psilocin” is controlled as a Class A drug under the MDA and Schedule 1 drug under the MDR. As psilocybin is a phosphate ester of psilocin, even if it were isolated from psilocin, it would still fulfil this definition.
In the United Kingdom, Class A drugs are deemed to be the most dangerous, and so carry the harshest punishments for unlawful manufacture, production, possession and supply. Schedule 1 drugs can only be lawfully manufactured, produced, possessed and supplied under a Home Office licence. Whilst exemptions do exist, none are applicable to the API.
The Company intends to file a clinical trial application with the MHRA related to the Deuterated Psilocybin Analog Program upon completion of its pre-clinical studies and CMC development.25 Anticipated timelines related to regulatory filings are based on reasonable assumptions informed by current knowledge and information available to the Company.
24 This statement is based on the following material assumption: drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. As of the date hereof, it has not yet completed the aforementioned items. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. See “Risk Factors”.
25 This statement is based on the following material assumption: drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. As of the date hereof, it has not yet completed the aforementioned items. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. See “Risk Factors”.

Licensing Requirements
As discussed below in Foreign Operations, the Company obtains API from the Pharmaceutical Ingredient Provider who is based in the United States. The API itself is expected to be manufactured and packaged in FDA registered facilities in the United Kingdom. The API is expected to be sent directly to the Company’s partners for research and development purposes in the United States, Canada and the UK.
Although the facilities in the UK are currently FDA-registered, this would not be sufficient to ensure the existence of valid marketing activities at this site. As mentioned above, in order to produce, possess and supply the API, the UK-based facility must also hold a domestic licence issued by the Home Office covering the manufacture, production, possession and supply of a controlled substance, as well as an export licence for each API shipment. The export application must include details of the importer and any import licence required by the local authorities in the United States. Moreover, as set out below in more detail under the heading “Pharmaceutical Products”, depending on how the API is developed, certain authorizations and licences from the MHRA may be required to authorize some of the activities carried on at the UK-based facilities in relation to the API.
All premises that are licensed in connection with the possession, supply, manufacture and/or production of controlled drugs are required to adhere to detailed security standards.26
Typically, when controlled drugs are being transported between licensees, responsibility for their security remains with the owner and does not transfer to either the courier or the customer until the drugs arrive at their destination and are signed for. However, where a third party is involved in the transit and/or storage of controlled drugs, even if they are not the legal owners, this party also carries responsibility for their security by virtue of being ‘in possession’ of them. Under the Home Office guidance, each organisation involved in the movement of controlled drugs should have a standard operating procedure covering their responsibilities, record keeping, reconciliation and reporting of thefts/losses.27
Pharmaceutical Products
Products are regulated as “medicinal products” under UK legislation (the Human Medicines Regulations 2012, which implements EU medicines legislation) if (i) they are presented as a substance or combination of substances having properties for treating or preventing disease in human beings having a medicinal effect (e.g., in marketing claims) or (ii) have a medicinal effect (i.e., even if no claims are made about the product).
A product has a “medicinal effect” if it has a pharmacological, immunological or metabolic effect on the body that restores, corrects or modifies a physiological function. Whether this is the case for a specific product will depend on factors such as the concentration of the psilocybin/psilocin and the mode of action of any psilocybin/psilocin absorbed in the body.
If a product is a medicinal product, a marketing authorisation for the product is required before the product can be placed on the market in the UK. The process for obtaining a marketing authorisation involves submitting pre-clinical and clinical data as well as quality and manufacturing information in the form of a common technical document. In addition to a marketing authorisation for the product itself, companies carrying out activities involving medicinal products, such as manufacturing, distribution and wholesaling, need to meet defined standards (Good Manufacturing Practices (“GMP”)) and/or Good Distribution Practice (“GDP”) and to hold a related licence from the MHRA.
As mentioned above, once the API has been made in the United States and UK, it is expected to be sent directly to the Company’s partners for research and development purposes in the United States, UK or
26 Home Office guidance; Security guidance for all existing or prospective Home Office Controlled Drug Licensees and/or Precursor Chemical Licensees or Registrants; 2020; https://assets.publishing.service.gov.uk/government/uploads/system/uploads/attachment_data/file/857591/Security_Guidance_for_all_Businesses_and_Other_Organisations_v1.4_Jan_2020.pdf.
27 Home Office guidance; Guidelines for Standard Operating Procedures (SOPs); https://assets.publishing.service.gov.uk/government/uploads/system/uploads/attachment_data/file/480572/StandardOpProcedure.pdf.

Canada. How the API is subsequently processed will determine the licences that the UK-based facility must hold. In particular:
•if the API is just one ‘ingredient’ of the investigational medicinal product (“IMP”) which is used in the clinical trial then the UK-based facility must register with the MHRA and provide the MHRA with 60 days’ notice of the intended start of manufacture/distribution, and comply with GMP and GDP for active substances; and
•conversely, if the API will itself constitute the IMP, the manufacturer must hold a Manufacturer’s Authorisations for IMPs licence (“MIA(IMP)”). In this scenario, an MIA(IMP) would be required regardless of whether the IMP is for use in the UK, another EEA Member State or a third country (such as the United States or Canada).
Some products fall on the borderline between medicines and another category such as medical devices, cosmetics or food supplements. The regulatory status of the product will be determined by i) the actual effect of the product on the body and ii) any claims made about the effect of the product. Where a product is potentially both a medicinal product and another category of product, the legal position in the UK and EU is that it will be regulated as a medicinal product.
Research and Development
The Company is focused on development of psychedelic medicines and other products, through research and development of novel chemical compounds and delivery mechanisms and study of such compounds in clinical environments around the world. The Company anticipates growing its pipeline of psychedelic pharmaceutical products inspired medicines through its internal research, development, proprietary discovery programs, mergers and acquisitions, joint ventures and collaborative development agreements. For the time being, the Company maintains intellectual property generated by its R&D programs through patent filings and as trade secrets. The Company anticipates that as these programs mature more patent applications will be filed and more details about these programs will be disclosed at such time.
As a result of COVID-19, certain institutions have implemented certain facility procedures and are utilizing technology in an effort to mitigate the effects of the pandemic, specifically by moving patient interactions to remote status wherever possible. The Company cannot guarantee that the continued effects of COVID-19 will not impact patient recruiting for clinical trials and institutional processes at institutions involved in pharmaceutical product development.
Psychedelics are a class of drug whose primary action is to trigger psychedelic experiences by way of serotonin receptor agonism, causing thought, visual and auditory changes, and altered state of consciousness. Major psychedelic drugs include mescaline, LSD, psilocybin, and DMT. Psilocybin is a naturally occurring psychedelic prodrug compound produced by more than 200 species of mushrooms, collectively known as psilocybin mushrooms. The most potent are members of the genus Psilocybe, such as P. azurescens, P. semilanceata, and P. cyanescens, but psilocybin has also been isolated from about a dozen other genera. As a prodrug, psilocybin is quickly converted by the body to psilocin, which has mind-altering effects.
The pharmacokinetics, pharmacology and human metabolism of psilocybin are well known and well characterized. In conjunction with psychotherapy, psilocybin has been utilized broadly in phase II clinical trials.
Psilocybin found in certain species of mushrooms is a non-habit forming naturally occurring psychedelic compound. Once ingested, psilocybin is rapidly metabolized to psilocin, which then acts on serotonin receptors in the brain.
Cybin has commenced research and development on the delivery of synthetic psilocybin and other psychedelics through mechanisms such as sublingual film delivery, ODT and by way of inhalation.
Research and development is led by the Company’s North American Chief Research and Development Officer, Dr. Michael G. Palfreyman. Dr. Palfreyman, who holds a PhD in Neuroscience and

Neuropharmacology from the University of Nottingham, United Kingdom, is an accomplished pharmaceutical industry veteran responsible for more than 30 successful clinical programs.
The Company has also retained Stosic and Associates, a leading government relations firm, to work with high level pharmaceutical, institutional and government relations individuals to progress the acceptance of psychedelics in Canada for medical use.
The Company’s research and development must be conducted in strict compliance with the regulations of federal, state, local and regulatory agencies in Canada, the United States and the UK, and the equivalent regulatory agencies in the other jurisdictions in which the Company operates. These regulatory authorities regulate, among other things, the research, manufacture, promotion and distribution of drugs in specific jurisdictions under applicable laws and regulations.
Canada
The process required before a prescription drug product candidate may be marketed in Canada generally involves:
•Chemical and Biological Research - Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.
•Pre-Clinical Development – Animals are given the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.
•Clinical Trials — Phase I (Safety Phase) - The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the “TPD”). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the “HPFB”) grants permission to start testing the drug, generally first on healthy volunteers. The purpose of Phase I trials is to determine the pharmacokinetics/pharmacological action of the drugs, find a safe dosage range and identify adverse drug reactions.
•Clinical Trials — Phase II (Effectiveness Phase) - Phase II trials are carried out on people with the target condition, who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase II, the objective of the trials is to continue to gather information on the safety of the drug and begin to determine its effectiveness.
•Clinical Trials — Phase III (Confirmation Phase) - If the results from Phase II show promise, the manufacturer provides an updated clinical trial application to the TPD for Phase III trials. The objectives of Phase III include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.
•New Drug Submission - If the results from Phase III continue to be favourable, the drug manufacturer can submit a new drug submission (“NDS”) to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.
•After Approval – Once a drug is approved and on the market, the HPFB requires a sponsor to ensure that the use of its drug is done under the terms of its market authorization. In addition, life cycle management activities (post approval submissions to TPD, for new indications, new dosage forms, new strengths, manufacturing changes, etc.) are required to ensure the maintenance of the drug licence with its related improvements.
United States
Because psilocybin and psilocin are listed as Schedule I substances under the CSA, for any product containing psilocybin to be available for commercial marketing in the United States, psilocybin and psilocin must be rescheduled, or the product itself must be scheduled, by the DEA to Schedule II, III, IV or V.
The process required before a prescription drug product candidate may be marketed in the United States generally involves:
•completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s GLP, Good Clinical and/or GMP regulations;
•submission to the FDA of an IND, which the FDA must approve before human clinical trials may begin;
•approval by an IRB or independent ethics committee at each clinical trial site before each trial may be initiated;
•for some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including Good Clinical Practices, to establish the safety and efficacy of the prescription drug product candidate for each proposed indication;
•submission to the FDA of an NDA;
•satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality, and purity; and
•FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.
The testing and approval process requires substantial time, effort and financial resources, and the Company cannot be certain that any approvals for its prescription drug product candidates will be granted on a timely basis, if at all.
Non-clinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals and other animal studies. The results of non-clinical tests, together with manufacturing information and analytical data, are submitted as part of an IND to the FDA. Some non-clinical testing may continue even after an IND is submitted. The IND also includes one or more protocols for the initial clinical trial or trials and an investigator’s brochure. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions relating to the proposed clinical trials as outlined in the IND and places the clinical trial on a clinical hold. In such cases, the IND sponsor and the FDA must resolve any outstanding concerns or questions before any clinical trials can begin. Clinical trial holds also may be imposed at any time before or during studies due to safety concerns or non-compliance with regulatory requirements.
An independent IRB, at each of the clinical centers proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the consent form signed by the trial participants and must monitor the study until completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries.
The FDA offers a number of regulatory mechanisms that provide expedited or accelerated approval procedures for selected drugs and indications which are designed to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These include programs such as

Breakthrough Therapy designations, Fast Track designations, Priority Review and Accelerated Approval, which the Company may need to rely upon in order to receive timely approval or to be competitive.
The Company may plan to seek orphan drug designation for certain indications qualified for such designation. The U.S., E.U. and other jurisdictions may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which, in the U.S., is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug available in the United States for this type of disease or condition will be recovered from sales of the product. In the E.U., orphan drug designation can be granted if: the disease is life threatening or chronically debilitating and affects no more than 50 in 100,000 persons in the E.U.; without incentive it is unlikely that the drug would generate sufficient return to justify the necessary investment; and no satisfactory method of treatment for the condition exists or, if it does, the new drug will provide a significant benefit to those affected by the condition. Orphan drug designation must be requested before submitting an NDA. If a product that has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for a period of seven years in the U.S. and 10 years in the E.U. Orphan drug designation does not prevent competitors from developing or marketing different drugs for the same indication or the same drug for different indications. After orphan drug designation is granted, the identity of the therapeutic agent and its potential orphan use are publicly disclosed. Orphan drug designation does not convey an advantage in, or shorten the duration of, the development, review and approval process. However, this designation provides an exemption from marketing and authorization fees.
Drugs manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, and complying with promotion and advertising requirements. The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including phase IV clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. In addition, drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including current Good Manufacturing Practices, which impose certain procedural and documentation requirements. Failure to comply with statutory and regulatory requirements may subject a manufacturer to legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual prescription drug product program user fee.
The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a risk evaluation and mitigation strategy.
In the United States, pharmaceutical manufacturers are subject to complex laws and regulations pertaining to healthcare “fraud and abuse,” including, but not limited to, the Anti-Kickback Statute, the federal False Claims Act (the “FCA”), and other state and federal laws and regulations. The Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid.
The FCA prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to or approval by the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Violations of the FCA can result in very significant monetary penalties and treble damages. The federal government is using the FCA, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multibillion dollar settlements under the FCA in addition to individual criminal convictions under applicable criminal statutes. In addition, the federal civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.
There are also an increasing number of state laws that require manufacturers to make reports to states on pricing and marketing information. In addition, a similar federal requirement Section 6002 of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or the Affordable Care Act, commonly referred to as the “Physician Payments Sunshine Act” requires applicable manufacturers to track and report to the federal government certain payments and “transfers of value” made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members, made in the previous calendar year. There are a number of states that have various types of additional reporting requirements.
Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a risk evaluation and mitigation strategy. See “Risk Factors”.
Controlled Substances
The CSA and its implementing regulations establish a “closed system” of regulations for controlled substances. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements under the oversight of the DEA. The DEA is responsible for regulating controlled substances, and requires those individuals or entities that manufacture, import, export, distribute, research, or dispense controlled substances to comply with the regulatory requirements in order to prevent the diversion of controlled substances to illicit channels of commerce.
The DEA categorizes controlled substances into one of five schedules — Schedule I, II, III, IV or V — with varying qualifications for listing in each schedule. Schedule I substances by definition have a high potential for abuse, have no currently accepted medical use in treatment in the United States and lack accepted safety for use under medical supervision. Because psilocybin and psilocin are listed as Schedule I substances under the CSA, for any product containing psilocybin to be available for commercial marketing in the United States, psilocybin and psilocin must be rescheduled, or the product itself must be scheduled, by the DEA to Schedule II, III, IV or V. Scheduling determinations by the DEA are dependent on FDA approval of a substance or a specific formulation of a substance.

Facilities that manufacture, distribute, import or export any controlled substance must register annually with the DEA. The DEA registration is specific to the particular location, activity(ies) and controlled substance schedule(s). For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized.
The DEA inspects all manufacturing facilities to review security, recordkeeping, reporting and handling prior to issuing a controlled substance registration and periodically to ensure continued compliance. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled. The most stringent requirements apply to manufacturers of Schedule I and Schedule II substances. Required security measures commonly include background checks on employees and physical control of controlled substances through storage in approved vaults, safes and cages, and through use of alarm systems and surveillance cameras. Once registered, manufacturing facilities must maintain records documenting the manufacture, receipt and distribution of all controlled substances. Manufacturers must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. Registrants must also report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances. Imports of Schedule I and II controlled substances for commercial purposes are generally restricted to substances not already available from a domestic supplier or where there is not adequate competition among domestic suppliers. In addition to an importer or exporter registration, importers and exporters must obtain a permit for every import or export of a Schedule I and II substance or Schedule III, IV and V narcotic, and submit import or export declarations for Schedule III, IV and V non-narcotics.
For drugs manufactured in the United States, the DEA establishes annually an aggregate quota for the amount of substances within Schedules I and II that may be manufactured or produced in the United States based on the DEA’s estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. The quotas apply equally to the manufacturing of the active pharmaceutical ingredient and production of dosage forms. The DEA may adjust aggregate production quotas a few times per year, and individual manufacturing or procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments for individual companies.
Individual U.S. states also establish and maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. A majority of state laws in the United States classify psilocybin as Schedule I controlled substances. State authorities, including boards of pharmacy, regulate use of controlled substances in each state. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on the Company’s business, operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.
Patent Cooperation Treaty
The PCT facilitates filing for patent recognition in multiple jurisdictions simultaneously using a single uniform patent application. 193 countries, including Canada and the United States have ratified the PCT.
Ultimately, patents are still granted in each country individually. As such, the PCT procedure consists of two phases: filing of an international application, and national evaluation under the patent laws in force in each country where a patent is sought.
Within 12 months of filing a provisional patent application at the United States Patent and Trademark Office, the Company may elect to file a regular utility patent application in the United States in tandem with filing a PCT application with the World Intellectual Property Office, in each case claiming priority to the provisional patent application. Within 30 months of the provisional filing date, deadlines begin for a PCT application to enter the national phase in desired jurisdictions globally, such as Canada (30 months) and Europe (31 months), in each case claiming priority to the provisional patent application.
While the Company is focused on programs using psychedelic-inspired compounds, the Company does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates. The Company is exploring drug development within approved laboratory clinical trial settings conducted within approved regulatory frameworks. Though highly speculative, should any prescription drug product be developed by the Company (which, if it does occur, would not be for several years), such drug product will not be commercialized prior to receipt of applicable regulatory approval, which will only be granted if clinical evidence of safety and efficacy for the intended use(s) is successfully developed. The Company may also employ non-prescription drugs, where appropriate.

Ireland

In Ireland, psilocin is a controlled substance under the Misuse of Drugs Act, 1977, 1984 and 2015 (the “Ireland MDA”), the Misuse of Drugs Regulations 2017 (the “Ireland MDR”) and the Criminal Justice (Psychoactive Substances) Act 2010. These are the primary legislative instruments which govern controlled substances in Ireland. This legislation regulates the use, possession, supply, licensing, and administration of listed scheduled substances and establishes the offences and penalties for anything done contrary to the legislation.
Any substance, product or preparation (whether natural or otherwise) including a fungus of any kind or description, which contains psilocin or an ester of psilocin is controlled as a Schedule 1 controlled substance under the Ireland MDA and the Ireland MDR. The Ireland MDR includes “any substance, product or preparation including fungi of any kind or description, containing psilocin or an ester of psilocin (which are commonly described as ‘magic mushrooms’)” within the strict regime of control that applies to those substances in Schedule 1 of the Ireland MDR. Accordingly, psilocin will qualify as a Schedule 1 controlled substance and is subject to the strict regime of control that applies.
As a Schedule 1 controlled substance under the Ireland MDA, unlawful manufacturing, production, preparation, importation, exportation, supply, or distribution of psilocin carries onerous obligations and harsh punishments for contravention; this include fines and/or terms of imprisonment of up to 14 years.
Pursuant to the Ireland MDA, in certain circumstances, the Minister for Health “may grant licences or issue permits or authorizations for any of the purposes of this Act, attach conditions to any such licence, permit or authorization, vary such conditions and revoke any such licence, permit or authorization”. Where licences are granted, there are very strict conditions imposed on licence holders. For example, strict conditions can be placed regarding the security, storage and documenting controlled substances.
The Company does not currently engage in any activities in Ireland that are regulated by such laws. If the Company were to engage in such activities, it would need to obtain the appropriate licences and authorization to do so. The Company intends to constantly review its Irish operations to ensure compliance with all applicable laws as the operations evolve.
Business Objectives of the Company
Key elements of the Company’s growth strategy include: (i) progressing its psychedelic division through the development and commercialization of key psychedelic molecules (including tryptamines and phenethylamines) and delivery mechanisms; (ii) working to develop the synthetic production of deuterated psychedelic active pharmaceutical ingredients; (iii) obtaining regulatory approval for an approved psilocybin product targeting MDD; (iv) establishing strategic partnerships to advance its scientific research and to develop patented or trade secret intellectual property for the Company’s new psychedelic chemical compounds and processes related to psychedelics; (v) sponsoring clinical studies to determine the safety and efficacy of delivery mechanisms, chemically synthesised psychedelic compounds and screening protocols; and (vi) developing digital mental wellness platforms to support the promotion and commercialization of prescription and consumer products, including the Company’s custom formulated products centered around non-regulated medicinal mushrooms and adaptogens through various form factors such as capsules, mixable powders, and effervescent tablets.
Significant Events or Milestones of the Company
To achieve the broad business objectives set out above, the Company has established the following milestones:

Objective	Milestone(1)(2)	Actual/Estimated Timeframe for Completion(3)	Status
Psilocybin Program(4)	Chemically develop and synthesize psychedelic APIs(5)	Q1 2021	Completed
	Development of psilocybin Sublingual Film(6)	N/A	Merged(4)
	Phase IIa MDD study completed with data(7)	N/A	Merged(4)
	Phase IIb MDD study completed with data(7)	N/A	Merged(4)
	Support of additional phase IIb study sites in Canada and the United States(7)	N/A	Merged(4)
	Commence microdose study with the Canadian Centre of Psychedelic Science(8)	N/A	Cancelled
Deuterated Psilocybin Analog Program(4)	Completion of IND enabling pre-clinical studies	Q2-2022	Completed
	Progression of post IND enabling pre-clinical studies	Ongoing(9)	In process
	Completion of chemistry, manufacturing and control development for pre-clinical and clinical studies	Q2-2022	Completed
	Chemistry, manufacturing and control development progression	Ongoing(9)	In process
	Clinical trial filings and first in human study initiation	Q3 2022(10)	In process
	Initial pharmacokinetic and safety readout	Q4 2022(10)	In process
	Clinical trial first in human full study report	Q3 2023(10)	In process
Deuterated Tryptamines Programs	Progression of CYB003 to phase I studies and development of the associated delivery platform(4)	N/A	Merged(4)
	Progression of CYB004 to clinical studies(11)	Ongoing(9)	In process
	CYB004-E Phase 1 DMT study	TBD(12)	In process
Phenethylamine Preclinical Program	Progression of phenethylamine candidate to clinical studies(13)	Q4 2023	In process
Nutraceutical Products(14)	Inventory fulfillment	N/A	Cancelled
	Product deployment	N/A	Cancelled
	Marketing	N/A	Cancelled
Technology Programs	Marketing(14)	N/A	Cancelled
	Development of patient digital therapy platform(15)	Q2 2022	In process
	Sponsorship of studies utilizing Kernel Flow technology(16)	Q4 2022	In process
Notes:
(1)     There may be circumstances where for sound business reasons the Company reallocates the funds or determines to not proceed with a milestone.
(2)    Subject to receipt of all necessary approvals, including the academic and scientific organizations with which the Company is working.
(3)    Based on a calendar year-end.
(4)    In light of compelling data related to CYB003, the Company has merged its Psilocybin Program with its deuterated tryptamine CYB003 preclinical program. The Company was previously running the programs in parallel in order to determine the molecules and methods of actions with the most benefits and least amount of drawbacks. This has now evolved into a single program, focusing on both the MDD and AUD indication in the U.S. and UK, to prioritize the advancement of the potentially superior molecule in the most cost effective manner.
(5)    This milestone was previously expected to be completed in Q2 2021, as disclosed in the Listing Statement. However, the milestone was completed earlier than expected, in Q1 2021, due to frustration between Smart Medicines and Cybin Corp. and this resulted in the termination of the professional services agreement dated June 24, 2020 between Cybin Corp. and Smart Medicines. With the completion of the Adelia Transaction, the Company secured an alternative to the drug master file of synthetic API and novel compounds which Smart Medicines had been engaged to provide, and now has in-house ability to develop molecules which can be scaled to GMP quantities. See “History of the Company”. There are multiple risk factors regarding the ability to successfully commercially scale a chemically synthesized process to obtain psilocybin and other analogues. The Company expects to work with Adelia to provide psilocybin API for further studies, commercial oral film manufacturing and potential sales to research institutes. See “Risk Factors”.
(6)    The material factors and assumptions underlying this forward-looking statement are: (a) drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. Further, the Company has contracted with IntelGenx to develop the Sublingual Film formulation of psilocybin. IntelGenx has produced multiple formulation types but the final formulation has not been selected. Successful completion of formulation is necessary before clinical trials supplies can be provided to investigators. The Company is prioritizing its Deuterated Psilocybin Analog Program.
(7)    The Company is currently prioritizing its Deuterated Psilocybin Analog Program and it has merged its efforts from both the Psilocybin Program and the deuterated tryptamine CYB003 preclinical program, focusing on both the MDD and AUD indications in the U.S. and the UK.
(8)    On April 6, 2021, the Company provided notice to the CCPS of its decision to terminate this arrangement. See “History of the Company”.
(9)    The progression of these milestones are expected to be ongoing for the duration of the Deuterated Psilocybin Analog Program.
(10)    The Company completed clinical trial application filings in Q2 2022 and plans to conduct its first in human trial, in patients with MDD, subject to receiving the necessary approvals. There is no assurance that these timelines will be met or that these preclinical drug candidates will advance to clinical trials at all.
(11)    The Deuterated Tryptamines Program was a new objective following completion of the Adelia Transaction. This business objective requires clinical trial sites, contract manufacturers, certain scale-ups in operation, etc. which may impact the time frame that these are completed. The proceeds allocated include estimated costs associated with the progression of CYB004 to clinical studies over the period from June 1, 2021 up to March 31, 2023. The Company intends to file a clinical trial application for a pilot study for the CYB004 candidate by the end of Q2 2022 and it also intends to continue pre-clinical studies and other research and development activities throughout the year and has therefore revised its timeline to ongoing. The anticipated timeline for submitting a pilot clinical trial application is Q2 2022, which is based on, among others, the following material assumptions: (a) the timely and successful completion of certain preclinical studies including but not limited to: (i) complete the development of stable formulations utilizing these APIs; (ii) the development and validation of analytical methods for such formulations; (iii) the scale up of API production processes beyond laboratory scale will be suitable for entry into animal and human studies; (iv) studies of the stability of such formulations will be suitable for human studies; and (v) the development of Chemistry, Manufacturing and Controls to meet cGMP (as defined below); and (b) the Company assumes it will enter into agreements with certain third party vendors to complete a range of additional preclinical programs before the final selection of drug candidates for entry into human trials. As of the date hereof, it has not yet completed the aforementioned items. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. There is no assurance that these timelines will be met or that these preclinical drug candidates will advance to clinical trials at all. See “Risk Factors”.
(12)    Due to the timing of the Asset Acquisition, the Company is in the process of determining the anticipated completion date of the study.
(13)    Phenethylamine Preclinical Program was a new objectives following completion of the Adelia Transaction. This business objective requires clinical trial sites, contract manufacturers, certain scale-ups in operation, etc. which may impact the time frame that these are completed. The proceeds allocated include estimated costs for the next 12 months associated with the progression of phenethylamine candidate to clinical studies. The Company anticipates that its phenethylamine program may deliver a drug candidate suitable for entry into clinical studies by Q4 2023, updated from Q4 2022 - Q1 2023, due to certain research and development delays. Anticipated timelines and spending regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. This statement is based on the following material factors and assumptions: (a) the Company assumes it will enter into a contract with a licensed third-party vendor to undertake extensive preclinical characterization of target molecules on the Company’s behalf; (b) the Company anticipates to complete a number of animal models and the completion of ADME profiles; and (c) the Company assumes to enter into third party agreements in order to complete a range of additional preclinical programs including but not limited to dose-ranging studies in multiple animal species, toxicity studies in multiple animal species, genotoxicity studies, teratogenicity studies, along with neuropharmacological, pulmonary, and cardiovascular profiling before the final selection of drug candidates for entry into human trials. As of the date hereof, it has not yet completed the aforementioned items. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date.
(14)    The Company completed its evaluation of the Product Line and its marketing platform and concluded that it would not proceed with this program in order to prioritize the research and development progression of psychedelic molecules.
(15)    The proceeds allocated include estimated costs associated to establish the design of a proof of concept. The Company shall base future plans for the Digital platform on the results of the planned proof of concept work. The anticipated timeline to complete the proof of concept work is Q2-2022. This is an update from the previous disclosed milestone which included spend for the ongoing development of the patient digital platform, which was expected to be completed by Q4-2021. The anticipated timeline for completing this objective is based on certain material factors or assumptions including, but not limited to: (i) the demand for, and benefits of, the introduction of the digital therapy platform being materially accurate in light of the Company’s assessment of market and competitive conditions, and (ii) the individuals necessary to develop and operate the digital therapy platform being readily available, and willing to enter into favourable contractual arrangements with the Company in respect thereof.
(16)    The Kernel Flow study will require the identification and recruitment of investigators and development of acceptable study protocols. See “Risk Factors”.

Additional details on the Company’s programs, business objectives and milestones, are described in the Company’s management discussion & analysis for the fiscal year ended March 31, 2022 (the “MD&A”) under the heading “Update on Use of Proceeds” which is available on the Company’s SEDAR profile at www.sedar.com. Other than as described in this AIF and the MD&A, to the knowledge of management, there are no other particular significant events or milestones that must occur for the Company’s initial business objectives to be accomplished. However, there is no guarantee that the Company will meet its business objectives or milestones described above within the specific time periods, within the estimated costs or at all. The Company may, for sound business reasons, reallocate its time or capital resources, or both, differently than as described in this AIF and the MD&A. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in this AIF.
The allocation of capital towards the Company’s ongoing projects and programs, as reflected in the MD&A, is largely dependent on the success, or difficulties encountered, in any particular portion of the process and therefore the time involved in completing it; in turn the time and costs associated with completing each step are highly dependent on the incremental results of each step and the results of other programs, and the Company’s need to be flexible to rapidly reallocate capital to projects whose results show the greatest potential. As such, it is difficult for the Company to anticipate the timing and costs associated with taking the projects to their next planned stage, and the Company cannot make assurances that the estimates reflected in the MD&A will prove to be accurate, as actual results and future events could differ materially from those anticipated. Accordingly, investors are cautioned not to put undue reliance on the estimates reflected in the MD&A.
Moreover, identifying the timing and costs of such projects beyond their immediate next steps go to the core differentiating factors with respect to the Company and its competitors. The disclosure of prospective costs and timing other than as already disclosed by the Company would negatively impact shareholder value and undermine the Company’s proprietary technology. In keeping with pharmaceutical industry practice, it is the Company’s policy to disclose these details in conjunction with its financial statements, and to publicly disclose published patent applications, published scientific papers, scientific symposia and the attainment of key milestones only. In addition, the premature disclosure of proprietary data would have a material and adverse effect on the Company’s patent and other intellectual property rights and could result in the breach of confidentiality obligations.
Production and Raw Materials
The Company has established contractual sources of synthetic GMP and non-GMP raw materials to support its development operations through licensed third-party suppliers located in Canada, the United States and the United Kingdom. Such raw materials are expected to be, in general, readily available and in adequate supply to meet the Company’s need for development quantities, or custom manufactured on the Company’s behalf. The prices of research quantities of psilocybin and novel psychedelic compounds are generally higher than commercial supply prices at significantly larger scale and the Company, therefore, expects its supply prices to reduce over time. Development and production of the Company’s proprietary novel compounds is performed under confidential contractual agreements.
Foreign Operations
The Company’s management is located in Canada, Ireland, and the United States led by others in local jurisdictions. The Company psilocybin raw materials are expected to be sourced from a supplier in the United States and are expected to be manufactured and packaged in FDA registered facilities in the United Kingdom. Such raw materials are expected to be sent directly to the Company’s partners (e.g., IntelGenx) for research and development purposes pursuant to its corresponding agreements, subject to receipt of all necessary approvals.
The Company conducts its international operations to conform to local variations, economic realities, market customs, consumer habits and regulatory environments. The Company will modify its products (including labeling of such products) and its distribution and marketing programs in response to local and foreign legal requirements and customer preferences.
The Company’s international operations are subject to many of the same risks that its domestic operations face. These include competition and the strength of the relevant economy. In addition, international operations are subject to certain risks inherent in conducting business abroad, including foreign regulatory restrictions, fluctuations in monetary exchange rates, import-export controls and the economic and political policies of foreign governments. Government regulations in foreign countries may prevent or delay the introduction, or require the reformulation, of certain of its products. Compliance with such foreign governmental regulations is generally the responsibility of the Company’s distributors in those countries. These distributors are independent contractors whom the Company does not control. The importance of these risks increases as the Company’s international operations grow and expand. See “Risk Factors”.
Market for Products
Market Segment, Market Acceptance and Geographic Areas
The Company is focused on developing novel compounds and improving the bioavailability and pharmacokinetic profiles of existing compounds to target psychiatric and neurological conditions. The Company is focused on progressing its ten patent filings which cover novel psychedelic compounds, delivery mechanisms and supportive treatment platforms.
The Company’s initial product is expected to be the Sublingual Film, an oral delivery mechanism, provided that the clinical trial is successful, and all necessary approvals are obtained. The Company’s market for the Sublingual Film is expected to be in jurisdictions where such products are lawful.
Marketing Plan and Strategies
The Company’s marketing strategy will be initially driven through a digital marketing strategy composed of digital advertising and influencer marketing. The Company expects to also retain a sales force to complement its digital strategy by targeting wholesale and retail distribution.
Specialized Skills and Knowledge
The Company’s directors and officers possess a wide range of professional skills and experience relevant to pursuing and executing on the Company’s business strategy. Drawing on significant experience in various industries and sectors, the Company believes its management has a demonstrated track record of bringing together all of the key components for a successful psychedelic medicine and nutraceutical company, such as strong technical skills, expertise in planning and financial controls, ability to execute on business development opportunities, and capital markets expertise. The operational skills of the Company’s management include valuable knowledge and ability to analyze demographics and consumer purchasing habits, and tailor product brands and consumer retail experiences based on relevant demographic data.
By leveraging the strengths and experiences of its management team (i.e., individuals who possess a wealth of combined knowledge and experience necessary for the research and development, sales, marketing, and distribution of psychedelic pharmaceutical and nutraceutical products) the Company intends to, over time, establish itself as a leader in the psychedelic pharmaceutical and nutraceutical industry. The Company will continue to build out its team with specialists on an “as-needed” basis.
The Company’s current directors, officers and key executives have significant collective experience with psychedelic molecules, medicinal chemistry, pre-clinical and clinical operations, clinical psychology, quality and regulatory affairs, in addition to a track record of growing pharmaceutical companies including aspects of commercial operations, securities and capital markets. Collectively, the Company believes that it has adequate access to the current and future skill sets required to grow and sustain its business.
Cyclical or Seasonality of Business
The Company’s business is not expected to be cyclical or seasonal.
Employees
At the current stage of development, the Company is focused on maintaining a lean corporate structure, utilizing a highly experienced core team of senior executives and managers, while leveraging a cost-

effective ecosystem of independent contractors, consultants and advisors, on an “as needed” basis. The Company employs less than 50 current full-time staff.
Intellectual Property
Cybin has title to one granted U.S. patent related to the Company’s investigational deuterated DMT compound CYB004. The patent covers composition of matter and protects the CYB004 drug substance, a putative new chemical entity.

	Patent Number	Jurisdiction of Filing	Description
1	11,242,318	United States	Deuterated Tryptamine Derivatives And Methods Of Use

In addition, Cybin has title to ten provisional patent applications, one U.S. non-provisional patent application, and seven PCT applications, including claims directed to compositions of matter and methods of use in support of its research and development and pre-clinical and clinical trial programs.

	Patent Application Number	Jurisdiction of Filing	Status	Description
1	PCT/IB2021/054340	Canada	Pending	Tryptamine Derivative Compounds and Methods
2	63/219,880	Ireland	Pending	Integrated Data Collection Devices for Use in Psychotherapy
3	PCT/EP2021/072898	Ireland	Pending	Phenethylamine Derivatives, Compositions, and Methods of Use
4	PCT/EP2021/072896	Ireland	Pending	Therapeutic Phenethylamine Compositions and Methods of Use
5	63/241,891	United States	Pending	Combination Drug Therapies
6	PCT/EP2021/077057	Ireland	Pending	Methods For Delivery of Psychedelic Medications By Inhalation and Systems For Performing the Methods
7	63/276,117	United States	Pending	Psilocybin Analog Formulations and Methods of Use
8	17/564,707	United States	Pending	Deuterated Tryptamine Derivatives and Methods of Use
9	PCT/EP2022/056991	Ireland	Pending	Psilocybin Analogs, Salts, Compositions, and Methods of Use
10	63/268,019	United States	Pending	Therapeutic Phenethylamine Compositions and Methods of Use
11	63/268,020	United States	Pending	Phenethylamine Derivatives, Compositions, and Methods of Use
12	PCT/EP2022/058574	Ireland	Pending	Combination Drug Therapies
13	63/268,022	United States	Pending	Therapeutic Phenethylamine Compositions and Methods of Use
14	63/268,024	United States	Pending	Amphetamine Derivatives, Compositions, and Methods of Use
15	63/299,599	United States	Pending	Tryptamine Compositions and Methods
16	63/362,238	United States	Pending	Methods For Delivery of Psychedelic Medications by Inhalation and Systems
17	63/362,258	United States	Pending	Combination Drug Therapies
18	PCT/EP2022/063269	Ireland	Pending	Formulations of Psilocybin

The Company’s patent applications cover a wide range of novel psychedelic compounds from different classes, including those with targeted structural modifications with a goal of improved pharmacokinetic characteristics and safety profiles without altering their receptor binding. The patent applications also cover novel drug delivery platforms for administration of the psychedelic drugs with a goal of achieving faster onset of action, higher bioavailability by way of bypassing liver metabolism, more controlled delivery for better patient experience, and optimized therapeutic outcomes.

Cybin has also filed applications for registration of twenty-two trademarks, including Changing Minds™, Cybin, Cybin Therapeutics™, Embark™, It’s not magic. It’s mushrooms™, It's not magic, its science™, Journey™, Mushroom & Friends™, Psilotonin™, Psychedelics to Therapeutics™ and CYB™.

The Company’s mission to discover, develop and deploy psychedelic inspired medicines encompasses the research and development of potential new and improved psychedelic inspired medicines ranging from proprietary psychedelic compounds for use as API, specific formulations thereof, and specific uses for compounds and formulations. As the Company generates new data it will continue to file or acquire additional patent applications throughout the Company’s development program.

On July 8, 2021, the Company announced its scaling up of its European operations through its wholly owned Ireland subsidiary, Cybin Ireland. In connection with the formation of Cybin Ireland, the Company transferred its intellectual property assets to this entity.

Environmental Protections
The Company is committed to minimizing any environmental impact of its operations and operating its business in a way that will foster sustainable use of the world’s natural resources. At this time, the Company’s business does not materially impact environmental conditions. However, prior to commencing any operations that the Company expects to impact environmental conditions, the Company will establish internal policies to comply with all applicable environmental protection laws and regulations.

The Company does not expect that there will be any financial or operational effects as a result of environmental protection requirements on its capital expenditures, profit or loss, or its competitive positions in the current fiscal year or in future years.

Competitive Conditions
The Company’s proposed development of psychoactive compounds for use in medical research will compete with other entities that are developing or supplying psychoactive compounds for use in medical research, including clinical trials.
The industry within which the Company intends to operate will become intensely competitive in all its phases, and the Company will face intense competition from other companies, some of which can be expected to have more financial resources and retail, formulation, research, processing, and marketing experience than the Company. Although the Company has access to capital, a management team with specialized skills and knowledge, and an IP portfolio that positions it well among its competitors, there can be no assurance that potential competitors of the Company, which may have greater financial, formulation, research, production, sales and marketing experience, and personnel and resources than the Company, are not currently developing, or will not in the future develop, products and strategies that are equally or more effective and/or economical as any products or strategies developed by the Company or which would otherwise render the Company’s business, products and strategies, as applicable, ineffective, or obsolete. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company. See “Risk Factors”.
Negative Operating Cash Flow
Since inception, the Company has had negative operating cash flow and incurred losses. The Company’s negative operating cash flow and losses may continue for the foreseeable future. The Company cannot predict when it will reach positive operating cash flow, if ever. Due to the expected continuation of negative operating cash flow, the Company will be reliant on future financings in order to meet its cash needs. There is no assurance that such future financings will be available on acceptable terms or at all. See “Risk Factors”.

RISK FACTORS
There are various risk factors that could cause the Company’s future results to differ materially from those described in this AIF. The risks and uncertainties described below are those the Company currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Company’s business, financial condition, results of operations and cash flows, and consequently the price of the Common Shares, could be materially and adversely affected. The risks discussed below also include forward-looking statements and the Company’s actual results may differ substantially from those discussed in these forward-looking statements. See “Note Regarding Forward-Looking Statements” in this AIF.
RISKS RELATED TO THE COMPANY’S BUSINESS AND INDUSTRY
Novel Coronavirus “COVID-19”
The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, including the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods. However, depending on the length and severity of the pandemic, COVID-19 could impact the Company’s operations, could cause delays relating to approval from Health Canada, the FDA and equivalent organizations in other countries, could postpone research activities, and could impair the Company’s ability to raise funds depending on COVID-19s effect on capital markets.
The rapid development of the COVID-19 pandemic and the measures being taken by governments and private parties to respond to it are extremely fluid. While the Company has continuously sought to assess the potential impact of the pandemic on its operations, any assessment is subject to extreme uncertainty as to probability, severity and duration. The Company has attempted to assess the impact of the pandemic by identifying risks in the following principle areas:
•Mandatory Closure. In response to the pandemic, many provinces, states and localities have implemented mandatory shut-downs of business to prevent the spread of COVID-19. In the locations where the Company operates or conducts research activity, these activities have been deemed an “essential service”, and thus not subject to the mandatory closures applicable to nonessential businesses. The Company’s ability to generate revenue and meet its milestones could be materially impacted by any shut down of operations or services.
•Research and Development Disruptions. The Company relies on a third parties for its research and development activities. If these third parties are unable to continue operating due to mandatory closures or other effects of the pandemic, it may negatively impact the Company’s ability to meet its milestones and may significantly delay development. At this time, the Company has not experienced any significant disruptions.
•Staffing Disruption. The Company is, for the time being, implementing among its staff where feasible “social distancing” measures recommended by local authorities. The Company has cancelled nonessential travel by employees, implemented remote meetings where possible, and permitted all staff who can work remotely to do so. For those whose duties require them to work on-site, measures have been implemented to reduce infection risk, such as reducing contact with patients, mandating additional cleaning and hand disinfection and providing masks and gloves to certain personnel. Nevertheless, despite such measures, the Company may find it difficult to ensure that its operations remain staffed due to employees falling ill with COVID-19, becoming subject to quarantine, or deciding not to come to come to work on their own volition to avoid infection.
The Company is actively addressing the risk to business continuity represented by each of the above factors through the implementation of a broad range of measures throughout its structure and is re-assessing its response to the COVID-19 pandemic on an ongoing basis. The above risks individually or collectively may have a material impact on the Company’s ability to generate revenue.
The Company has sufficient cash on hand raised via equity financings to fund its operations for the next 12-18-months and meet its working capital requirements. It is anticipated that the long-term goals of the Company will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives. See “Risk Factors”.
Limited Operating History
The Common Shares commenced trading on the Exchange on November 10, 2020 on a post-Transaction basis and therefore the Company has a limited operating history as a public company. To operate effectively, the Company will be required to continue to implement changes in certain aspects of its business, improve information systems and develop, manage and train management-level and other employees to comply with ongoing public company requirements. Failure to take such actions, or delay in implementation thereof, could adversely affect the business, financial condition, liquidity and results of operations of the Company and, more specifically, could result in regulatory penalties, market criticism or the imposition of cease trade orders in respect of the Common Shares.
The Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that it will not achieve its operating goals. In order for the Company to meet future operating and debt service requirements, it will need to be successful in its growth, marketing and sales efforts. Additionally, where the Company experiences increased production and future sales, its current operational infrastructure may require changes to scale its business efficiently and effectively to keep pace with demand and achieve long-term profitability. If the Company’s products and services are not accepted by new customers, the Company’s operating results may be materially and adversely affected.
Achieving Publicly Announced Milestones
From time to time, the Company may announce the timing of certain events it expects to occur, such as the anticipated timing of results from clinical trials. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a clinical trial, filing of an application to obtain regulatory approval, or announcement of additional clinical trials for a prescription drug product candidate may ultimately vary from what is publicly disclosed. See “Commercial Scale Product Manufacturing”, “Safety and Efficacy of Products”, “Clinical Testing and Commercializing Product Candidates”, “Completion of Clinical Trials”, and “Nature of Regulatory Approvals” as discussed under this heading “Risk Factors” for further disclosure of risks and events that may affect the timing of certain events the Company may announce.
The Company undertakes no obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, except as otherwise required by-law. Any variation in the timing of previously announced milestones could have a material adverse effect on the Company’s business plan, financial condition or operating results and the trading price of the Common Shares.
Speculative Nature of Investment Risk
An investment in the securities of the Company carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future.

Early Stage of the Industry and Product Development
Given the early stage of its prescription drug product development, the Company can make no assurance that its research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, gain regulatory approval for, and market its future products. The Company currently has no products that have been approved by Health Canada, the FDA, or any similar regulatory authority. To obtain regulatory approvals for its prescription drug product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the prescription drug product candidates are safe for human use and that they demonstrate efficacy.
Many prescription drug product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Prescription drug product candidates can fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause the Company or its collaborators to abandon commitments to that program. Positive results of early preclinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favourable outcomes in later-stage clinical trials, and the Company can make no assurance that any future studies, if undertaken, will yield favourable results.
The early stage of the Company’s product development makes it particularly uncertain whether any of its product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of its prescription drug product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If the Company is successful in developing its current and future prescription drug product candidates into approved products, it will still experience many potential obstacles, which would affect its ability to successfully market and commercialize such approved products, such as the need to develop or obtain manufacturing, marketing and distribution capabilities, price pressures from third-party payors, or proposed changes in health care systems. If the Company is unable to successfully market and commercialize any of its products, its financial condition and results of operations may be materially and adversely affected.
The Company can make no assurance that any future studies, if undertaken, will yield favorable results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and the Company cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their prescription drug product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain Health Canada or FDA approval. If the Company fails to produce positive results in future clinical trials and other programs, the development timeline and regulatory approval and commercialization prospects for the Company’s leading prescription drug product candidates, and, correspondingly, its business and financial prospects, would be materially adversely affected.
Preclinical testing and clinical trials for the Company’s products may not achieve the desired results. The results of preclinical testing and clinical trials are uncertain. Product approvals are subject to a number of contingencies and may not be obtained in the time expected or at all. The Company’s products may not attract a following among patients, retailers and/or providers. The Company expects to face an inherent risk of exposure to product liability claims, regulatory action and litigation if the products it plans to distribute are alleged to have caused loss or injury. There can be no assurance that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities.
The Company’s business relies on its ability to access, develop, and sell psilocybin. Psilocybin is a controlled substance in many jurisdictions, including in Canada under Schedule III of the Controlled

Drugs and Substances Act and in the United States. The Company may face difficulty accessing psilocybin and the public capital markets in Canada as a result of the response of regulators, stock exchanges, and other market participants to the Company’s development and sale of a controlled substance. The Company may also have limited access to traditional banking services, as well as limited access to debt financing from traditional institutional lenders. The medical efficacy of psilocybin has not been confirmed and requires further study and scientific rigour.
Regulatory Risks and Uncertainties
In Canada, certain psychedelic drugs, including psilocybin, are classified as Schedule III drugs under the CDSA and as such, medical and recreational use is illegal under Canadian federal laws. In the United States, certain psychedelic drugs, including psilocybin, are classified as Schedule I drugs under the CSA and the Controlled Substances Import and Export Act (the “CSIEA”) and as such, medical and recreational use is illegal under the U.S. federal laws. There is no guarantee that psychedelic drugs or psychedelic inspired drugs will ever be approved as medicines in any jurisdiction in which the Company operates. All activities involving such substances by or on behalf of the Company are conducted in accordance with applicable federal, provincial, state and local laws. Further, all facilities engaged with such substances by or on behalf of the Company do so under current licences and permits issued by appropriate federal, provincial and local governmental agencies. While the Company is focused on programs using psychedelic inspired compounds, the Company does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, the laws and regulations generally applicable to the industry in which the Company is involved in may change in ways currently unforeseen. Any amendment to or replacement of existing laws or regulations, including the classification or re-classification of the substances the Company is developing or working with, which are matters beyond the Company’s control, may cause the Company’s business, financial condition, results of operations and prospects to be adversely affected or may cause the Company to incur significant costs in complying with such changes or it may be unable to comply therewith. A violation of any applicable laws and regulations of the jurisdictions in which the Company operates could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which the Company operates, or private citizens or criminal charges.
The loss of the necessary licenses and permits for Schedule III drugs could have an adverse effect on the Company’s operations.
The psychedelic drug industry is a fairly new industry and the Company cannot predict the impact of the ever-evolving compliance regime in respect of this industry. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for future products, or the extent of testing and documentation that may, from time to time, be required by governmental authorities. The impact of compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, its business and products, and sales initiatives and could have a material adverse effect on the business, financial condition and operating results of the Company.
The success of the Company’s business is dependent on the reform of controlled substances laws pertaining to psilocybin. If controlled substances laws are not favourably reformed in Canada, the United States, the UK, and other global jurisdictions, the commercial opportunity that the Company is pursuing may be highly limited.
The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The FDA, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, DMT, psilocybin analogues, or other psychedelic compounds. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, DMT, psilocybin analogues, or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.
Plans for Growth
The Company intends to grow rapidly and significantly expand its operations within the next 12 to 24 months. This growth will place a significant strain on the Company’s management systems and resources. The Company will not be able to implement its business strategy in a rapidly evolving market, without an effective planning and management process. In particular, the Company may be required to manage multiple relationships with various strategic industry participants and other third parties, which relationships could be strained in the event of rapid growth. Similarly, a large increase in the number of third-party relationships the Company has, may lead to management of the Company being unable to manage growth effectively. The occurrence of such events may result in the Company being unable to successfully identify, manage and exploit existing and potential market opportunities.
Limited Products
The Company will be heavily reliant on the production and distribution of psychedelics and related products. If they do not achieve sufficient market acceptance, it will be difficult for the Company to achieve profitability.
The Company’s revenue will be derived almost exclusively from sales of psychedelic pharmaceutical products, and the Company expects that its psychedelic pharmaceutical products will account for substantially all of its revenue for the foreseeable future. If the psychedelic pharmaceutical market declines or psychedelics fail to achieve substantially greater market acceptance than it currently enjoys, the Company will not be able to grow its revenues sufficiently for it to achieve consistent profitability.
Even if products to be distributed by the Company conform to international safety and quality standards, sales could be adversely affected if consumers in target markets lose confidence in the safety, efficacy, and quality of psychedelic pharmaceutical products. Adverse publicity about psychedelic pharmaceutical products that the Company sells may discourage consumers from buying products distributed by the Company.
Limited Marketing and Sales Capabilities
The Company will, for the immediate future, have limited marketing and sales capabilities, and there can be no assurance that it will be able to develop or acquire these capabilities at the level needed to produce and deliver for sale, through industry partners, its products in sufficient commercial quantities. Further, there can be no assurance that the Company, either on its own or through arrangements with other industry participants, will be able to develop or acquire such capabilities on a cost-effective basis, or at all. Finally, there can be no assurance that the Company’s industry partners will be able to market or sell the Company’s products in compliance with requisite regulatory protocols or on a cost-effective basis. The Company’s dependence upon third parties for the production, and marketing or sale, as applicable, of the Company’s products could have a material adverse effect on the Company’s business, financial condition and results of operations.
No Assurance of Commercial Success
The successful commercialization of the Company’s products will depend on many factors, including, the Company’s ability to establish and maintain working partnerships with industry participants in order to market its products, the Company’s ability to supply a sufficient amount of its products to meet market demand, and the number of competitors within each jurisdiction within which the Company may from time to time be engaged. There can be no assurance that the Company or its industry partners will be successful in their respective efforts to develop and implement, or assist the Company in developing and implementing, a commercialization strategy for the Company’s products.

No Profits or Significant Revenues
The Company has no history upon which to evaluate its performance and future prospects. The Company’s proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company makes significant investments in research, development and product opportunities, and reacts to developments in its market, including purchasing patterns of customers, and the entry of competitors into the market. The Company will only be able to pay dividends on any shares once its directors determine that it is financially able to do so. The Company cannot make any assurance that it will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the Common Shares.
Reliance on Third Parties for Clinical Development Activities
The Company relies and will continue to rely on third parties to conduct a significant portion of its preclinical and clinical development activities. For example, clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in its relationship with third parties, or if it is unable to provide quality services in a timely manner and at a feasible cost, the Company’s active development programs will face delays. Further, if any of these third parties fails to perform as the Company expects or if their work fails to meet regulatory requirements, the Company’s testing could be delayed, cancelled or rendered ineffective.
Risks Related to Third Party Relationships
The Company intends to enter into strategic alliances with third parties that the Company believes will complement or augment its proposed business or will have a beneficial impact on the Company. Strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Company’s business, and may involve risks that could adversely affect the Company, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Company’s existing strategic alliances will continue to achieve, the expected benefits to the Company’s business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on the Company’s business, financial condition and results of operations.
In addition to the foregoing, the success of the Company’s business will depend, in large part, on the Company’s ability to enter into, and maintain collaborative arrangements with various participants in the psychedelic pharmaceutical industry. There can be no assurance that the Company will be able to enter into collaborative arrangements in the future on acceptable terms, if at all. There can be no assurance that such arrangements will be successful, that the parties with which the Company has or may establish arrangements will adequately or successfully perform their obligations under such arrangements, that potential partners will not compete with the Company by seeking or prioritizing alternate, competitor products. The termination or cancellation of any such collaborative arrangement or the failure of the Company and/or the other parties to these arrangements to fulfill their obligations could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, disagreements between the Company and any of its industry partners could lead to delays or time consuming and expensive legal proceedings, which could have a material adverse effect on the Company’s business, financial condition and results of operations.
Reliance on Contract Manufacturers
The Company has limited manufacturing experience and relies on contract manufacturing organizations (“CMOs”) to manufacture its prescription drug product candidates for preclinical studies and clinical trials. The Company relies on CMOs for manufacturing, filling, packaging, storing and shipping of drug product in compliance with cGMP regulations applicable to its products. Health Canada and the FDA, in Canada and the U.S., respectively, ensure the quality of food, drug products and dietary supplements by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product. There can be no assurances that CMOs will be able to meet the Company’s timetable and requirements. The Company has not contracted with alternate suppliers for drug substance production in the event that the current provider is unable to scale up production, or if it otherwise experiences any other significant problems. If the Company is unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, the Company may be delayed in the development of its prescription drug product candidates. Further, CMOs must operate in compliance with cGMP and ensure that their appropriate permits and licences remain in good standing and failure to do so could result in, among other things, the disruption of product supplies. The Company’s dependence upon third parties for the manufacture of its products may adversely affect its profit margins and its ability to develop and deliver products on a timely and competitive basis.
Safety and Efficacy of Products
Before obtaining marketing approval from regulatory authorities for the sale of the Company’s prescription drug product candidates, the Company must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the prescription drug product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. The Company does not know whether the clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its prescription drug product candidates in any jurisdiction. A prescription drug product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk the Company faces is the possibility that none of its prescription drug product candidates under development will successfully gain market approval from Health Canada, the FDA or other regulatory authorities, resulting in the Company being unable to derive any commercial revenue from them after investing significant amounts of capital in their development.
Clinical trials are conducted in representative samples of the potential patient population which may have significant variability. Clinical trials are by design based on a limited number of subjects and of limited duration for exposure to the product used to determine whether, on a potentially statistically significant basis, the planned safety and efficacy of any such product can be achieved. As with the results of any statistical sampling, the Company cannot be sure that all side effects of its products may be uncovered, and it may be the case that only with a significantly larger number of patients exposed to such product for a longer duration, may a more complete safety profile be identified. Further, even larger clinical trials may not identify rare serious adverse effects, or the duration of such studies may not be sufficient to identify when those events may occur. There have been products that have been approved by the regulatory authorities but for which safety concerns have been uncovered following approval. Such safety concerns have led to labelling changes or withdrawal of such products from the market, and the Company’s products may be subject to similar risks. The Company might have to withdraw or recall its products from the marketplace. The Company may also experience a significant drop in the potential future sales of its products if and when regulatory approvals for such products are obtained, experience harm to its reputation in the marketplace or become subject to lawsuits, including class actions. Any of these results could decrease or prevent any sales of the Company’s products, or substantially increase the costs and expenses of commercializing and marketing its products.
Clinical Testing and Commercializing Products
Before obtaining marketing approval from regulatory authorities for the sale of the Company’s prescription drug product candidates, it must conduct pre-clinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the prescription drug product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of pre-clinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trails. The Company does not know whether the clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its prescription drug product candidates in any jurisdiction. A prescription drug product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk the Company faces is the possibility that none of its prescription drug product candidates under development will successfully gain market approval from the FDA, or other regulatory authorities, resulting in the Company being unable to derive any commercial revenue from this business segment after investing significant amounts of capital in its development.
The Company cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. The Company’s product development costs will increase if it experiences delays in clinical testing. Significant clinical trial delays could shorten any periods during which the Company may have the exclusive right to commercialize its prescription drug product candidates or allow its competitors to bring products to market before the Company, which would impair the Company’s ability to successfully commercialize its prescription drug product candidates and may harm its financial condition, results of operations and prospects.
The commencement and completion of clinical trials for the Company’s prescription drug product candidates may be delayed for a number of reasons, including but not limited, to:
•failure by regulatory authorities to grant permission to proceed or placing clinical trials on hold;
•suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of the Company’s CMOs to comply with cGMP requirements;
•any changes to the Company’s manufacturing process that may be necessary or desired, delays or failure to obtain clinical supply from CMOs of the Company’s products necessary to conduct clinical trials;
•prescription drug product candidates demonstrating a lack of safety or efficacy during clinical trials, reports of clinical testing on similar technologies and products raising safety or efficacy concerns;
•clinical investigators not performing the Company’s clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;
•failure of the Company’s contract research organizations to satisfy their contractual duties or meet expected deadlines;
•inspections of clinical trial sites by regulatory authorities;
•regulatory authorities or ethics committees finding regulatory violations that require the Company to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;
•one or more regulatory authorities or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or
•failure to reach agreement on acceptable terms with prospective clinical trial sites.
The Company’s product development costs will increase if it experiences delays in testing or approval or if the Company needs to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and the Company may need to amend study protocols to reflect these changes. Amendments may require the Company to resubmit its study protocols to regulatory authorities or ethics committees for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on the Company’s business, financial condition and prospects.
Prior to commencing clinical trials in Canada, the United States, the UK, or other jurisdictions, for any prescription drug product candidates developed by the Company, it may be required to have an allowed an IND (or equivalent) for each prescription drug product candidate and to file additional INDs prior to initiating any additional clinical trials. The Company believes that the data from its studies will support the filing of additional INDs to enable the Company to undertake additional clinical studies as it has planned. However, submission of an IND (or equivalent) may not result in the FDA (or equivalent authorities) allowing further clinical trials to begin and, once begun, issues may arise that will require the Company to suspend or terminate such clinical trials.

Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs (or equivalent) and commence or continue clinical programs will significantly limit its opportunity to generate revenue.

Completion of Clinical Trials
As the Company’s prescription drug product candidates advance from preclinical testing to clinical testing, and then through progressively larger and more complex clinical trials, the Company will need to enroll an increasing number of patients that meet its eligibility criteria. There is significant competition for recruiting patients in clinical trials, and the Company may be unable to enroll the patients it needs to complete clinical trials on a timely basis or at all. The factors that affect the Company’s ability to enroll patients are largely uncontrollable and include, but are not limited to, the size and nature of the patient population, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the prescription drug product candidate, and the number, availability, location and accessibility of clinical trial sites.
Commercial Grade Product Manufacturing
The Company’s prescription drug products will be manufactured in small quantities for pre-clinical studies and clinical trials by third party manufacturers. In order to commercialize its product, the Company needs to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in phase III/pivotal/registration studies must be derived from the defined commercial process including scale, manufacturing site, process controls and batch size. If the Company has not scaled up and validated the commercial production of its product prior to the commencement of pivotal clinical trials, it may have to employ a bridging strategy during the trial to demonstrate equivalency of early-stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality product may have long lead times, may be very expensive and requires significant efforts including, but not limited to, scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, and multiple process performance and validation runs. If the Company does not have commercial drug supply available when needed for pivotal clinical trials, the Company’s regulatory and commercial progress may be delayed, and it may incur increased product development costs. This may have a material adverse effect on the Company’s business, financial condition and prospects, and may delay marketing of the product.
Nature of Regulatory Approvals
The Company’s development and commercialization activities and prescription drug product candidates are significantly regulated by a number of governmental entities, including Health Canada and the FDA. Regulatory approvals are required prior to each clinical trial and the Company may fail to obtain the necessary approvals to commence or continue clinical testing. The Company must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and prescription drug product candidates and ultimately must obtain regulatory approval before it can commercialize a prescription drug product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities the Company performs is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if the Company believes results from its sponsored clinical trials are favorable to support the marketing of its prescription drug product candidates, Health Canada, the FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a prescription drug product candidate’s clinical development and may vary among jurisdictions.
The Company has not obtained regulatory approval for any prescription drug product candidate and it is possible that none of its existing prescription drug product candidates or any future prescription drug product candidates will ever obtain regulatory approval. The Company could fail to receive regulatory approval for its prescription drug product candidates for many reasons, including, but not limited to failure to demonstrate that a prescription drug product candidate is safe and effective for its proposed indication, failure of clinical trials to meet the level of statistical significance required for approval, failure to demonstrate that a prescription drug product candidate’s clinical and other benefits outweigh its safety risks, or deficiencies in the manufacturing processes or the failure of facilities of CMOs with whom the Company contracts for clinical and commercial supplies to pass a pre-approval inspection.
The Company has not obtained regulatory approval for any prescription drug product candidate and it is possible that none of its existing prescription drug product candidates or any future prescription drug product candidates will ever obtain regulatory approval. The Company could fail to receive regulatory approval for its prescription drug product candidates for many reasons, including, but not limited to failure to demonstrate that a prescription drug product candidate is safe and effective for its proposed indication, failure of clinical trials to meet the level of statistical significance required for approval, failure to demonstrate that a prescription drug product candidate’s clinical and other benefits outweigh its safety risks, or deficiencies in the manufacturing processes or the failure of facilities of CMOs with whom the Company contracts for clinical and commercial supplies to pass a pre-approval inspection.
A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and the Company’s commercialization plans, or the Company may decide to abandon the development program. If the Company were to obtain approval, regulatory authorities may approve any of its prescription drug product candidates for fewer or more limited indications than the Company request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a prescription drug product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that prescription drug product candidate. Moreover, depending on any safety issues associated with the Company’s prescription drug product candidates that garner approval, Health Canada, the FDA or other regulatory authorities may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.
If there are changes in the application of legislation, regulations or regulatory policies, or if problems are discovered with the Company products, or if one of its distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on the Company, imposing restrictions on the Company’s products or its manufacture and requiring the Company to recall or remove its products from the market. The regulators could also suspend or withdraw the Company’s Co-marketing authorizations, requiring it to conduct additional clinical trials, change its labeling or submit additional applications for marketing authorization. If any of these events occurs, the Company’s ability to sell its products may be impaired, and it may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect its business, financial condition and results of operations.
Unfavourable Publicity or Consumer Perception
The Company believes the psychedelic pharmaceutical industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of psychedelic pharmaceutical products. Consumer perception of the Company’s psychedelic pharmaceutical products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of psychedelics. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the psychedelic pharmaceutical industry or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s psychedelic products and the business, results of operations, financial condition and cash flows of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s psychedelic products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of psychedelic products in general, or the Company’s psychedelic products and services specifically or associating the consumption of psychedelics with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.
The psilocybin industry is highly dependent upon consumer perception regarding the medical benefits, safety, efficacy and quality of the psilocybin distributed for medical purposes to such consumers. There can be no assurance that future scientific research or findings on the medical benefits, viability, safety, efficacy and dosing of psilocybin or isolated constituents, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the industry or the Company or any particular product, or consistent with earlier publicity.
Social Media
There has been a recent marked increase in the use of social media platforms and similar channels that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and many social media platforms publish user-generated content without filters or independent verification as to the accuracy of the content posted. Information posted about the Company may be adverse to the Company’s interests or may be inaccurate, each of which may harm the Company’s business, financial condition and results of operations.
Biotechnology and Pharmaceutical Market Competition
The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Company’s competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing therapeutics for the same indications the Company is targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which the Company’s prescription drug product candidates may be useful. Although there are no approved therapies that specifically target opioid addiction, some competitors use therapeutic approaches that may compete directly with the Company’s prescription drug product candidates.
Many of the Company’s competitors have substantially greater financial, technical and human resources than the Company does and have significantly greater experience than the Company in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, the Company’s competitors may succeed in obtaining regulatory approval for products more rapidly than the Company does. The Company’s ability to compete successfully will largely depend on:
•the efficacy and safety profile of its prescription drug product candidates relative to marketed products and other prescription drug product candidates in development;
•the Company’s ability to develop and maintain a competitive position in the product categories and technologies on which it focuses;
•the time it takes for the Company’s prescription drug product candidates to complete clinical development and receive marketing approval;
•the Company’s ability to obtain required regulatory approvals;
•the Company’s ability to commercialize any of its prescription drug product candidates that receive regulatory approval;
•the Company’s ability to establish, maintain and protect intellectual property rights related to its prescription drug product candidates; and

•acceptance of any of the Company’s prescription drug product candidates that receive regulatory approval by physicians and other healthcare providers and payers.
Competitors have developed and may develop technologies that could be the basis for products that challenge the discovery research capabilities of prescription drug product candidates the Company is developing. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than the Company’s prescription drug product candidates and may be more effective or less costly than its prescription drug product candidates. The success of the Company’s competitors and their products and technologies relative to the Company’s technological capabilities and competitiveness could have a material adverse effect on the future preclinical studies and clinical trials of the Company’s prescription drug product candidates, including its ability to obtain the necessary regulatory approvals for the conduct of such clinical trials. This may further negatively impact the Company’s ability to generate future product development programs using psychedelic inspired compounds.
If the Company is not able to compete effectively against its current and future competitors, the Company’s business will not grow, and its financial condition and operations will substantially suffer.
Further, there can be no assurance that potential competitors of the Company, which may have greater financial, cultivation, production, sales and marketing experience, and personnel and resources than the Company, are not currently developing, or will not in the future develop, products and strategies that are equally or more effective and/or economical as any products or strategies developed by the Company or which would otherwise render the Company’s business, products and strategies, as applicable, ineffective, or obsolete. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.
Reliance on Key Executives and Scientists
The loss of key members of the Company’s staff, could harm the Company. The Company does not have employment agreements with all members of its staff, although such employment agreements do not guarantee their retention. The Company also depends on its scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial, medical, manufacturing, clinical and regulatory personnel, particularly as the Company expands its activities and seeks regulatory approvals for clinical trials. The Company enters into agreements with its scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of its business. The Company also enters into agreements with physicians and institutions who will recruit patients into the Company’s clinical trials on its behalf in the ordinary course of its business. Notwithstanding these arrangements, the Company faces significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. The Company cannot predict its success in hiring or retaining the personnel it requires for continued growth. The loss of the services of any of the Company’s executive officers or other key personnel could potentially harm its business, operating results or financial condition.
Employee Misconduct
Notwithstanding having established an insider trading policy and code of ethics and business conduct, the Company is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with Health Canada and the FDA regulations, provide accurate information to Health Canada and the FDA, comply with manufacturing standards the Company has established, comply with federal and provincial healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to the Company’s reputation. If any such actions are instituted against the Company, and the Company is not successful in defending itself or asserting its rights, those actions could have a substantial impact on the Company’s business and results of operations, including the imposition of substantial fines or other sanctions.
Business Expansion and Growth
The Company may in the future seek to expand its pipeline and capabilities by acquiring one or more companies or businesses, entering into collaborations, or in-licensing one or more prescription drug product candidates. Acquisitions, collaborations and in-licences involve numerous risks, including, but not limited to substantial cash expenditures, technology development risks, potentially dilutive issuances of equity securities, incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition, difficulties in assimilating the operations of the acquired companies, entering markets in which the Company has limited or no direct experience, and potential loss of the Company’s key employees or key employees of the acquired companies or businesses.
The Company has experience in making acquisitions, entering collaborations and in-licensing prescription drug product candidates; however, the Company cannot provide assurance that any acquisition, collaboration or in-licence will result in short-term or long-term benefits to it. The Company may incorrectly judge the value or worth of an acquired company or business or in-licensed prescription drug product candidate. In addition, the Company’s future success would depend in part on its ability to manage the rapid growth associated with some of these acquisitions, collaborations and in-licences. The Company cannot provide assurance that it would be able to successfully combine its business with that of acquired businesses, manage a collaboration or integrate in-licensed prescription drug product candidates. Furthermore, the development or expansion of the Company’s business may require a substantial capital investment by the Company.
Negative Results of External Clinical Trials or Studies
From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to the Company’s prescription drug product candidates, or the therapeutic areas in which the Company’s prescription drug product candidates compete, could adversely affect its share price and the Company’s ability to finance future development of its prescription drug product candidates, and its business and financial results could be materially and adversely affected.
Product Liability
The Company currently does not carry any product liability insurance coverage. Even though the Company is not aware of any product liability claims at this time, its business exposes itself to potential product liability, recalls and other liability risks that are inherent in the sale of food products and nutraceuticals. The Company can provide no assurance that such potential claims will not be asserted against it. A successful liability claim or series of claims brought against the Company could have a material adverse effect on its business, financial condition and results of operations.
Although the Company intends to obtain adequate product liability insurance, it cannot provide any assurances that it will be able to obtain or maintain adequate product liability insurance of on acceptable terms, if at all, or that such insurance will provide adequate coverage against potential liabilities. Claims or losses in excess of any product liability cover that may be obtained by the Company could have a material adverse effect on its business, financial conditional and results of operations.
Some of the Company’s agreements with third parties might require it to maintain product liability insurance. If the Company cannot obtain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on its operations.

Enforcing Contracts
Due to the nature of the business of the Company and the fact that certain of its contracts involve psilocybin, the use of which is not legal under Canadian or U.S. federal law and in certain other jurisdictions, the Company may face difficulties in enforcing its contracts in Canadian or U.S. federal and state courts. The inability to enforce any of its contracts could have a material adverse effect on its business, operating results, financial condition or prospects.
In order to manage its contracts with contractors, the Company will ensure that such contractors are appropriately licensed. Were such contractors to operate outside the terms of these licenses, the Company may experience an adverse effect on its business, including the pace of development of its product.
Product Recalls
Manufacturers, producers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention.
Although the Company’s suppliers have detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if the Company is subject to recall, the image of the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by regulatory agencies, requiring further management attention, potential loss of applicable licenses and potential legal fees and other expenses.
Distribution and Supply Chain Interruption
The Company is susceptible to risks relating to distributor and supply chain interruptions. Distribution in Canada and other jurisdictions will be largely accomplished through independent contractors, therefore, an interruption (e.g., a labour strike) for any length of time affecting such independent contractors may have a significant impact on the Company’s ability to sell its products. Supply chain interruptions, including a production or inventory disruption, could impact product quality and availability. Inherent to producing products is a potential for shortages or surpluses in future years if demand and supply are materially different from long-term forecasts. The Company monitors category trends and regularly reviews maturing inventory levels.
Difficulty to Forecast
The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the psychedelic pharmaceutical and nutraceutical industry. A failure in the demand for the Company’s psychedelic pharmaceutical and nutraceutical industry products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.
Promoting the Brand
Promoting the Company’s brand will be critical to creating and expanding a customer base. Promoting the brand will depend largely on the Company’s ability to provide psychedelic pharmaceutical and nutraceutical products to the market. Further, the Company may, in the future, introduce new products or services that its customers do not like, which may negatively affect the brand and reputation. If the

Company fails to successfully promote its brand or if it incurs excessive expenses in this effort, its business and financial results from operations could be materially adversely affected.
If there are changes in the applicable regulatory framework governing the promotion, branding and marketing of the Company’s products, the Company’s ability to promote and sell its products may be impaired, and it may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect its business, financial condition and results of operations.
Product Viability
If the Company’s psychedelic pharmaceutical and nutraceutical products are not perceived to have the effects intended by the end user, the Company’s business may suffer. In general, psychedelic pharmaceutical and nutraceutical products have minimal long-term data with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry or other supplements or medications. As a result, the Company’s psychedelic pharmaceutical and nutraceutical products could have certain side effects if not used as directed or if taken by an end user that has certain known or unknown medical conditions. Further, the Company’s business involves the growing of an agricultural product and is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks.
Success of Quality Control Systems
The quality and safety of the Company’s products are critical to the success of its business and operations. As such, it is imperative that the Company (and its service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality of training programs and adherence by employees to quality control guidelines. Any significant failure or deterioration of such quality control systems could have a material adverse effect on the Company’s business and operating results.
Reliance on Key Inputs
The Company’s business is expected to be dependent on a number of key inputs and their related costs including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Examples of potential risks include, but are not limited to, the risk that crops may become diseased or victim to insects or other pests and contamination, or subject to extreme weather conditions such as excess rainfall, freezing temperature, or drought, all of which could result in low crop yields, decreased availability of mushrooms, and higher acquisition prices. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.
Liability Arising from Fraudulent or Illegal Activity
The Company is exposed to the risk that its employees, independent contractors, consultants, service providers and licensors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on the Company’s behalf or in its service that violate (i) various laws and regulations, including healthcare laws and regulations, (ii) laws that require the true, complete and accurate reporting of financial information or data, (iii) the terms of the Company’s agreements with third parties. Such misconduct could expose the Company to, among other things, class actions and other litigation, increased regulatory inspections and related sanctions, and lost sales and revenue or reputational damage.
The precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Such misconduct may result in legal action, significant fines or other sanctions and could result in loss of any regulatory license held by the Company at such time. The Company may be subject to security breaches at its facilities or in respect of electronic document or data storage, which could lead to breaches of applicable privacy laws and associated sanctions or civil or criminal penalties; events, including those beyond the control of the Company, may damage its operations. In addition, these events may negatively affect customers’ demand for the Company’s products. Such events include, but are not limited to, non-performance by third party contractors; increases in materials or labour costs; breakdown or failure of equipment; failure of quality control processes; contractor or operator errors; and major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms. As a result, there is a risk that the Company may not have the capacity to meet customer demand or to meet future demand when it arises. Failure to comply with health and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on the Company’s manufacturing operations.
Operating Risk and Insurance Coverage
The Company has directors and officers insurance to protect its assets, operations and employees. The Company’s insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is expected to be exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future, or if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.
Costs of Operating as Public Company
As a public company, the Company will incur significant legal, accounting and other expenses. As a public company, the Company is subject to various securities rules and regulations, which impose various requirements on the Company, including the requirement to establish and maintain effective disclosure and financial controls and corporate governance practices. The Company’s management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase the Company’s legal and financial compliance costs and make some activities more time-consuming and costly.
Management of Growth
The Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.
Conflicts of Interest
The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. The Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These outside business interests could require significant time and attention of the Company’s executive officers and directors.
In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time-to-time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company, and from time to time, these persons may be competing with the Company for available investment opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.
Foreign Operations
In addition to operations carried out in Canada, the Company intends to carry out international operations through an office in Ireland. As a result, the Company may be subject to political, economic and other uncertainties, including, but not limited to, cancellation or modification of contract rights, foreign exchange restrictions, currency fluctuations, export quotas, royalty and tax increases and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s operations are conducted, as well as risks of loss due to civil strife, acts of war, guerrilla activities and insurrections.
The Company’s international operations may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with its foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or enforcing Canadian judgments in foreign jurisdictions.
Similarly, to the extent that the Company’s assets are located outside of Canada, investors may have difficulty collecting from the Company any judgments obtained in the Canadian courts and predicated on the civil liability provisions of securities laws. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.
Cybersecurity and Privacy Risk
The Company’s information systems and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The Company’s operations depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if the Company is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
The Company may collect and store certain personal information about customers and are responsible for protecting such information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on the Company’s business, financial condition and results of operations.
In addition, there are a number of laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”) and where applicable, provincial legislation governing personal health information, protect medical records and other personal health information by limited their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Company were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of medical patients health information, the Company could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the Company’s business, financial condition and results of operations.
Environmental Regulation and Risks
The Company’s operations are subject to environmental regulations that mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which could stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permits governing the production of psychedelics and related products, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.
Decriminalisation of Psychedelics
Despite the current status of many psychotropic substances as a Schedule II and Schedule I controlled substances in the United States and Canada, respectively, there may be changes in the status of some of these substances under the laws of certain jurisdictions. Possession of psilocybin, for example, was voted to be decriminalised in May 2019 in Denver and in November 2020, voters in Oregon approved the legal medical use of “psilocybin products,” including magic mushrooms, to treat mental health conditions in licensed facilities with registered therapists (Measure 109). The legalization of psychedelics with inadequate regulatory oversight may lead to the development of psychotropic tourism in such states in clinics without proper therapeutic infrastructure or adequate clinical research. The expansion of such an industry which could put patients at risk may bring reputational and regulatory risk to the entire industry, leading to challenges for the Company to achieve regulatory approval. The legalization of psilocybin, and potentially other psychotropic compounds in the future may also impact commercial sales for the Company due to a reduced barrier to entry leading to a risk of increasing competition.
Forward-looking statements may prove to be inaccurate
Investors should not place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.
Effects of Inflation
Global markets have recently experienced increased rates of inflation. Inflation itself, as well as certain governmental efforts to combat inflation, may have significant negative effects on any economy which the Company does business. Past governmental efforts to curb inflation have involved certain drastic economic measures, which had a materially adverse impact on the level of economic activity in these countries. Any future economic measures to curb inflation could be expected to have similar adverse effects on the level of economic activity in the market which the Company does business and, in turn, on the operations of the Company.
Political and Economic Conditions
Political and economic conditions directly affect the Company’s business and can result in a material adverse effect on the Company. Macroeconomic policies imposed by foreign governments could have significant impact on the Company. As certain global markets experience increased inflation, certain government actions to control inflation may have significant impact on the Company.
The Company cannot control or predict foreign government implementation of changes to existing policies that may impact the Company’s operations in foreign markets and, consequently, its business. The Company’s business, operating results and financial condition and prospects, as well as the market price of its securities, may be adversely affected by changes in government public policies, whether federal, state or local, that affect, without limitation:
•inflation;
•fluctuations in exchange rates;
•exchange controls and restrictions on remittances abroad;
•interest rates and monetary policies;
•import and export controls;
•liquidity of domestic capital, credit and financial markets;
•expansion or contraction of foreign economies, as measured by rates of growth in gross domestic product;
•fiscal policies; and
•other political, social and economic developments in or affecting foreign markets.
Government policies and measures to combat inflation, along with public speculation about such policies and measures, have often had adverse effects on global economies, have contributed to economic uncertainty and may increase volatility in foreign securities markets. Government action to control inflation may involve actions such as price and salary controls, currency devaluations, capital limitations, limits on imports and other actions which could significantly impact the operations of the Company.
Other policies and measures adopted by governments, include interest rate adjustments, intervention in the currency markets or actions to adjust or fix the value of the local currency may adversely affect the target market’s economy, the Company’s business and results of operations.
Uncertainty over whether federal governments will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in markets that the Company operates or relies on, which may in turn have adverse effects on the Company’s operations in the market and consequently on the results of its operations.
Application and Interpretation of Tax Laws
The Company is subject to direct and indirect taxes in various foreign jurisdictions. The amount of tax that the Company pays, directly or indirectly, is subject to the interpretation of applicable tax laws in the jurisdictions of operations in which the Company has interests. The Company has taken and will continue to take tax positions based on the application and interpretation of tax laws, but tax accounting often involves complex matters and judgment is required in determining the Company’s foreign provisions for taxes and other tax liabilities. There can be no assurance that a taxing authority will not have a different interpretation of the law and assess the Company, or the operations in which the Company has interests, with additional taxes. Further, the Company’s future effective tax rates could be impacted by changes in tax laws or regulations, and changing interpretation of existing laws or regulations. Both domestic and international tax laws, and interpretation of the tax laws, are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulation and court rulings. The application of these tax laws and related regulations is subject to legal and factual interpretation, judgment and uncertainty.

Enforcement of Civil Liabilities
Certain of the Company’s subsidiaries and assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise.
The Company has subsidiaries incorporated in the United States and Ireland. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Company who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the United States and Ireland. Courts in such jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.
RISKS RELATED TO INTELLECTUAL PROPERTY
Trademark Protection
Failure to register trademarks for the Company or its products could require the Company to rebrand its products resulting in a material adverse impact on its business.
Trade Secrets
The Company relies on third parties to develop its products and as a result, must share trade secrets with them. The Company seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with its collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of the Company’s collaborators, advisors, employees and consultants to publish data potentially relating to its trade secrets. Its academic and clinical collaborators typically have rights to publish data, provided that the Company is notified in advance and may delay publication for a specified time in order to secure any intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by the Company, although in some cases the Company may share these rights with other parties. The Company may also conduct joint research and development programs which may require it to share trade secrets under the terms of research and development collaboration or similar agreements. Despite the Company’s efforts to protect its trade secrets, the Company’s competitors may discover its trade secrets, either through breach of these agreements, independent development or publication of information. A competitor’s discovery of the Company’s trade secrets may impair its competitive position and could have a material adverse effect on its business and financial condition.
Patent Law Reform
As is the case with other biotechnology and pharmaceutical companies, the Company’s success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry is a technologically and legally complex process, and obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of the Company’s and its licensors’ or collaborators’ patent applications and the enforcement or defense of the Company or its licensors’ or collaborators’ issued patents.

Patent Litigation and Intellectual Property
As disclosed under Description of the Business - Intellectual Property, the Company has filed a number of provisional patent applications but even if regular patent applications are filed claiming priority to one or more of the provisional patent applications, there can be no assurance that any or all of these patent applications will issue into a valid patent. Such failure to issue could have a material adverse effect on the Company. In the event that a patent issued to the Company is challenged, any of the Company’s patents may be invalidated (although at this time the Company does not have any issued patents). The Company could also become involved in interference or impeachment proceedings in connection with one or more of its patents or patent applications to determine priority of invention.
Patent litigation is widespread in the pharmaceutical industry and the Company cannot predict how this will affect its efforts to form strategic alliances, conduct clinical testing, or manufacture and market any of its prescription drug product candidates that it may successfully develop. If the Company becomes involved in any litigation, interference, impeachment or other administrative proceedings, it will likely incur substantial expenses and the efforts of its technical and management personnel will be significantly diverted. The Company cannot make any assurances that it will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. Moreover, if the Company’s products infringe patents, trademarks or proprietary rights of others, it could, in certain circumstances, become liable for substantial damages, which also could have a material adverse effect on the business of the Company, its financial condition and results of operation. Patent litigation is less likely during development as many jurisdictions contain exemptions from patent infringement for the purpose of obtaining regulatory approval of a product. Where there is any sharing of patent rights either through co-ownership or different licensed “fields of use”, one owner’s actions could lead to the invalidity of the entire patent. If the Company is unable to avoid infringing the patent rights of others, the Company may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Such results could have a material adverse effect on the Company. Regardless of the outcome, patent litigation is costly and time consuming. In some cases, the Company may not have sufficient resources to bring these actions to a successful conclusion, and, even if the Company is successful in these proceedings, it may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on the Company.
Any infringement or misappropriation of the Company’s intellectual property could damage its value and limit its ability to compete. In addition, the Company’s ability to enforce and protect its intellectual property rights may be limited in certain countries outside the U.S., which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by the Company. Competitors may also harm the Company’s sales by designing products that mirror the capabilities of its products or technology without infringing on its intellectual property rights. If the Company does not obtain sufficient protection for its intellectual property, or if it is unable to effectively enforce its intellectual property rights, its competitiveness could be impaired, which would limit its growth and future revenue. The Company may also find it necessary to bring infringement or other actions against third parties to seek to protect its intellectual property rights. Litigation of this nature, even if successful, is often expensive and time- consuming to prosecute and there can be no assurance that the Company will have the financial or other resources to enforce its rights or be able to enforce its rights or prevent other parties from developing similar technology or designing around its intellectual property.
The Company is not aware of any infringement by it of any person’s or entity’s intellectual property rights. In the event that products sold by the Company are deemed to infringe upon the patents or proprietary rights of others, the Company could be required to modify its products or obtain a license for the manufacture and/or sale of such products or cease selling such products. In such event, there can be no assurance that the Company would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon the Company’s business. If the Company’s products or proposed products are deemed to infringe or likely to infringe upon the patents or proprietary rights of others, the Company could be subject to injunctive relief and, under certain circumstances, become liable for damages, which could also have a material adverse effect on the Company’s business and its financial condition.

Protection of Intellectual Property
The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that the Company’s proprietary technologies, key products and any future products are covered by valid and enforceable intellectual property rights including patents or are effectively maintained as trade secrets and provided the Company has the funds to enforce its rights, if necessary.
Third-Party Licenses
A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover the Company’s products or services, the Company or its strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services and payments under them would reduce the Company’s profits from these products and services. The Company is currently unable to predict the extent to which it may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights and whether a license to such patents will be available on acceptable terms or at all. There may be patents in the U.S. or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. The Company’s inability to obtain such licenses may hinder or eliminate its ability to manufacture and market its products.
Further, if the Company obtains third-party licenses but fails to pay annual maintenance fees, development and sales milestones, or it is determined that the Company does not use commercially reasonable efforts to commercialize licensed products, the Company could lose its license which could have a material adverse effect on its business and financial condition.
FINANCIAL AND ACCOUNTING RISKS
Substantial Number of Authorized but Unissued Common Shares
The Company has an unlimited number of Common Shares that may be issued by the Company board without further action or approval of the Shareholders. While the Company board will be required to fulfill its fiduciary obligations in connection with the issuance of such Common Shares, the Common Shares may be issued in transactions with which not all of the shareholders of the Company agree, and the issuance of such Common Shares will cause dilution to the ownership interests of the shareholders of the Company.
Dilution
The Company may issue additional Common Shares in subsequent offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Company cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.
Negative Cash Flow from Operating Activities and Going Concern
The Company has had negative cash flow from operating activities since inception. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. As such, significant capital investment will be required to achieve the Company’s existing plans. The Company’s net losses have had and will continue to have an adverse effect on, among other things, shareholder equity, total assets and working capital. The Company expects that losses may fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial based on the stage of development of its principal programs. The Company cannot predict when it will become profitable, if at all. Accordingly, the Company may be required to obtain additional financing in order to meet its future cash commitments.

The threat of the Company’s ability to continue as a going concern will be removed only when, in the opinion of the Company’s auditor, the Company’s revenues have reached a level that is able to sustain its business operations. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company’s assets, or curtail or discontinue the Company’s operations. If any of these events happen, shareholders could lose all or part of their investment. The Company’s financial statements do not include any adjustments to the Company’s recorded assets or liabilities that might be necessary if the Company becomes unable to continue as a going concern.
Additional Capital Requirements
As a research and development company, the Company expects to spend substantial funds to continue the research, development and testing of its prescription drug product candidates and to prepare to commercialize products subject to applicable regulatory approval. Substantial additional financing may be required if the Company is to be successful in continuing to develop its business and its products. No assurances can be given that the Company will be able to raise the additional capital that it may require for its anticipated future development. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion. The Company’s ability to successfully raise additional capital and maintain liquidity may by impaired by factors outside of its control, such as a shift in consumer attitudes towards certain therapeutic methods or a downturn in the economy.
Lack of Significant Product Revenue
To date, the Company has generated little product revenue and cannot predict when and if it will generate significant product revenue. The Company’s ability to generate significant product revenue and ultimately become profitable depends upon its ability, alone or with partners, to successfully develop its prescription drug product candidates, obtain regulatory approval and commercialize products, including any of its current prescription drug product candidates or other prescription drug product candidates that it may develop, in-license or acquire in the future. The Company does not anticipate generating revenue from the sale of products for the foreseeable future. The Company expects its research and development expenses to increase in connection with its ongoing activities, particularly as it advances its prescription drug product candidates through clinical trials.
Estimates or Judgments Relating to Critical Accounting Policies
The preparation of financial statements in conformity with the International Financial Reporting Standards requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as provided in the notes to the financial statements of the Company, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company’s operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause its operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the share price of the Company. Significant assumptions and estimates used in preparing the financial statements include those related to income tax credits receivable, share based payments, impairment of non-financial assets, fair value of biological assets, as well as cost recognition.
Inadequate Internal Controls
If the Company fails to maintain an effective system of internal controls, the Company might not be able to report its financial results accurately or prevent misstatement; and in that case, the Company’s shareholders could lose confidence in its financial reporting, which would harm its business and could negatively impact the value of its shares. While the Company believes that it has sufficient personnel and review procedures to allow it to maintain an effective system of internal controls, there can be no assurance that the Company will always successfully detect misstatements or implement necessary improvements in a timely fashion.
RISKS RELATED TO THE COMMON SHARES
Market for the Common Shares
There can be no assurance that an active trading market for the Common Shares will develop or, if developed, that any market will be sustained. The Company cannot predict the prices at which the Common Shares will trade. Fluctuations in the market price of the Common Shares could cause an investor to lose all or part of its investment in Common Shares. Factors that could cause fluctuations in the trading price of the Common Shares include: (i) announcements of new offerings, products, services or technologies; commercial relationships, acquisitions or other events by the Company or its competitors; (ii) price and volume fluctuations in the overall stock market from time to time; (iii) significant volatility in the market price and trading volume of companies commercializing psychedelic pharmaceuticals; (iv) fluctuations in the trading volume of the Common Shares or the size of the Company’s public float; (v) actual or anticipated changes or fluctuations in the Company’s results of operations; (vi) whether the Company’s results of operations meet the expectations of securities analysts or investors; (vii) actual or anticipated changes in the expectations of investors or securities analysts; (viii) litigation involving the Company, its industry, or both; (ix) regulatory developments; (x) general economic conditions and trends; (xi) major catastrophic events; (xii) escrow releases, sales of large blocks of the Common Shares; (xiii) departures of key employees or members of management; or (xiv) an adverse impact on the Company from any of the other risks cited herein.
Significant Sales of Common Shares
Although Common Shares held by existing shareholders of the Company will be freely tradable under applicable securities legislation, the Common Shares held by the Company’s directors, executive officers, Control persons and certain other securityholders may be subject to contractual lock-up restrictions and may also be subject to escrow restrictions pursuant to the policies of the Exchange. Sales of a substantial number of the Common Shares in the public market after the expiry of lock-up or escrow restrictions, or the perception that these sales could occur, could adversely affect the market price of the Common Shares and may make it more difficult for investors to sell Common Shares at a favourable time and price.
Volatile Market Price for the Common Shares
The securities market in Canada has experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company. The value of the Common Shares distributed hereunder will be affected by such volatility.
The volatility of the Common Shares may affect the ability of holders to sell the Common Shares at an advantageous price or at all. Market price fluctuations in the Common Shares may be adversely affected by a variety of factors relating to the Company’s business, including fluctuations in the Company’s operating and financial results, such results failing to meet the expectations of securities analysts or investors and downward revisions in securities analysis’ estimates in connection therewith, sales of additional Common Shares, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading “Cautionary Note Regarding Forward-Looking Information”. In addition, the market price for securities on stock markets, including the Exchange is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may materially adversely affect the market price of the Company.

Additionally, the value of the Common Shares is subject to market value fluctuations based upon factors that influence the Company’s operations, such as legislative or regulatory developments, competition, technological change and changes in interest rates or foreign exchange rates. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.
Tax Issues
There may be income tax consequences in relation to the Common Shares, which will vary according to circumstances. Independent advice from tax and legal advisers should be obtained.
No Dividends
The Company’s current policy is, and will be, to retain earnings to finance the development and enhancement of its products and to otherwise reinvest in the Company. Therefore, the Company does not anticipate paying cash dividends on the Common Shares in the foreseeable future. The Company’s dividend policy will be reviewed from time to time by the Board in the context of its earnings, financial condition and other relevant factors. Until the time that the Company does pay dividends, which it might never do, its shareholders will not be able to receive a return on their Common Shares unless they sell them.
DIVIDEND AND DISTRIBUTIONS
The Company does not currently intend to declare any dividends payable to the holders of the Common Shares. The Company has no restrictions on paying dividends, but if the Company generates earnings in the foreseeable future, it expects that they will be retained to finance growth. The Board will determine if and when dividends should be declared and paid in the future based upon the Company’s financial position at the relevant time.
DESCRIPTION OF CAPITAL STRUCTURE
As of the date of this AIF, the authorized share capital of the Company consists of an unlimited number of Common Shares of which 166,020,533 are issued and outstanding, and an unlimited number of preferred shares, issuable in series, none of which are issued and outstanding.
In addition, the Company has agreed to issue Common Shares in connection with the Adelia Transaction. The Common Shares are issuable upon exchange of Class B Shares in the capital of Cybin U.S. on the basis of 10 Common Shares for 1 Class B Share, subject to customary adjustments. The Adelia Shareholders are also entitled to Class B Shares upon the occurrence of certain milestones. No Class B Shares are exchangeable prior to the first anniversary of closing of the Adelia Transaction, and not more than: (i) 33 1/3% of the Class B Shares will be exchangeable prior to the second anniversary of the Adelia Transaction; and (ii) 66 2/3% of the Class B Shares will be exchangeable prior to the third anniversary of the Adelia Transaction. Thereafter, 100% of the Class B Shares will be exchangeable. For further information see “General Development of the Business – History of the Company” and “Prior Sales – Exchangeable Securities”.
Holders of Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders of the Company, to receive dividends if, as and when declared by the Board, and to participate ratably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Common Shares to contribute additional capital, and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of Common Shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent.
The aim of the Equity Incentive Plan is to attract and retain employees, directors and consultants, and to ensure that interests of key persons are aligned with the success of the Company and its affiliates. The maximum number of options to purchase Common Shares reserved for issuance under the Equity Incentive Plan pursuant to options not intended as ISOs shall be 20% of the issued and outstanding Common Shares from time to time, on a non-diluted basis. The maximum number of Common Shares reserved for issuance under the Equity Incentive Plan pursuant to ISOs is 22,266,002, representing 10% of the issued and outstanding Common Shares as the date of adoption of the Equity Incentive Plan. For the avoidance of doubt, long-term incentive options are excluded from the Equity Incentive Plan maximum. Common Shares in respect of Options that have been exercised, cancelled, surrendered, or terminated or that expire without being exercised shall again be available for issuance under the Equity Incentive Plan.
MARKET FOR SECURITIES
Trading Price and Volume
Prior to the closing of the Transaction on November 5, 2020, the Common Shares were listed for trading on the TSXV. Trading on the TSXV was halted on June 29, 2020 in connection with the announcement of the Transaction. The Common Shares commenced trading on the Exchange following the completion of the Transaction on a post-Consolidation basis under the stock symbol “CYBN” on November 10, 2020 and were voluntarily de-listed from the TSXV. The following table sets forth, for the periods indicated, the reported high and low prices and the trading volume of the Common Shares on the Exchange and the NYSE American:

Exchange Price Range
Month(1)	High ($)	Low ($)	Volume

April 2021	2.28	1.30	20,492,801
May 2021	2.23	1.62	7,135,221
June 2021	3.18	1.61	10,889,313
July 2021	4.00	2.57	16,326,247
August 2021	3.99	2.15	11,652,282
September 2021	3.55	2.54	9,933,259
October 2021	2.79	2.24	5,973,696
November 2021	3.00	1.65	14,160,868
December 202	1.94	1.35	6,191,101
January 2022	1.54	1.07	3,636,976
February 2022	1.46	1.11	2,935,312
March 2022	1.20	0.95	3,883,026
Note:
(1)    Source: TMX Money as of the date of this AIF.

As of the close of business on June 17, 2022, the last trading day prior to the date of this AIF, the price of the Common Shares as quoted by the Exchange was $0.75 per Common Share.

NYSE American Price Range
Month(1)	High (US$)	Low (US$)	Volume

April 2021	1.85	1.035	10,379,793
May 2021	1.82	1.347	6,451,974
June 2021	2.5892	1.3429	12,286,086
July 2021	3.22	2.0898	20,689,107
August 2021(2)	3.38	1.68	27,050,719
September 2021	2.86	1.98	23,267,531
October 2021	2.29	1.81	26,186,831
November 2021	2.355	1.29	57,337,568
December 202	1.54	1.05	32,155,939
January 2022	1.22	0.82	19,882,525
February 2022	1.16	0.862	13,843,580
March 2022	0.95	0.70	14,441,487
Notes:
(1)    Source: NYSE as of the date of this AIF.
(2)    Prior to August 5, 2021, the Common Shares traded on the OTCQB. The OTCQB listing was transferred to the NYSE on August 5, 2021.

As of the close of business on June 17, 2022, the last trading day prior to the date of this AIF, the price of the Common Shares as quoted by the NYSE American was US$0.5705 per Common Share.

Prior Sales
The following tables summarize details of the following securities that are not listed or quoted on a market place issued by the Company during the most recently completed financial year end:
Options

Date Granted	Number of Options	Exercise Price ($)	Expiry Date
June 28, 2021	3,834,000(1)(2)(3)	$2.90	June 28, 2026
August 16, 2021	215,000	$2.48	August 16, 2026
August 18, 2021	300,000	$2.48	August 18, 2026
September 27, 2021	585,000(4)	$3.15	September 27, 2026
September 27, 2021	195,000	$2.87	September 27, 2026
September 30, 2021	450,000	$3.15	September 30, 2026
September 30, 2021	40,000(5)	$2.78	June 30, 2023
September 30, 2021	700,000	$2.78	September 30, 2026
December 31, 2021	40,000	$3.15	December 31, 2026
December 31, 2021	1,250,000	$1.50	December 31, 2026
March 4, 2022	1,075,600	$1.13	March 4, 2027
March 4, 2022	60,000	$3.15	March 4, 2027
March 8, 2022	400,000	$1.02	March 8, 2027
Notes:
(1)     On August 13, 2021, 43,750 options were terminated as a result of the optionee no longer being eligible under the Equity Incentive Plan.

(2)    On February 9, 2022, 22,500 options were terminated as a result of the optionee no longer being eligible under the Equity Incentive Plan.
(3)    On March 31, 2022, 62,500 options were terminated as a result of the optionee no longer being eligible under the Equity Incentive Plan.
(4)    As the result of the termination of an employee of the Company, 20,000 options expired on October 21, 2021.
(5)    On March 4, 2022, 20,000 options were cancelled pursuant to an acknowledgement agreement.

Warrants:

Date Issued	Number of Warrants	Exercise Price ($)	Expiry Date
August 3, 2021	658,860(1)	$3.40	August 3, 2023
Notes:
(1)    658,860 Compensation Warrants were issued in connection with the Public Offering.

During the 12-month period before the date of this AIF, Cybin also issued 127,600 Broker Warrants with an exercise price of $0.75.
Exchangeable Securities:

Date Issued	Number of Securities	Price Per Share ($)
June 28, 2021(1)	15,777.1	$29.00(2)
August 17, 2021(1)	18,788.5	$33.70(3)
August 31, 2021(1)	9,392.6	$33.80(4)
November 18, 2021(1)	28,903	$24.45(5)
November 29, 2021(1)	31,721.5	$19.83(6)
January 6, 2022(1)	15,611.4	$15.09(7)
February 14, 2022(1)	41,028.2	$13.43(8)
February 18, 2022(1)	17,239.5	$13.54(9)
March 25, 2022(1)	90,546.0	$9.994(10)

Notes:
(1)     Represents non-voting Class B Shares in the capital of Cybin U.S. issued in connection with the Adelia Transaction to Adelia shareholders. The Class B Shares are exchangeable at the holder’s option for Common Shares on the basis of 10 Common Shares for 1 Class B Share, subject to customary adjustments. For further information on the Adelia Transaction, see “General Development of the Business – History of the Company”.
(2)    Price per Class B Share of Cybin U.S., which are exchangeable for 157,771 Common Shares, resulting in an effective issue price of $2.90 per Common Share.
(3)    Price per Class B Share of Cybin U.S., which are exchangeable for 187,886 Common Shares, resulting in an effective issue price of $3.37 per Common Share.
(4)    Price per Class B Share of Cybin U.S., which are exchangeable for 93,926 Common Shares, resulting in an effective issue price of $3.38 per Common Share.
(5)    Price per Class B Share of Cybin U.S., which are exchangeable for 289,030 Common Shares, resulting in an effective issue price of $2.44 per Common Share.
(6)    Price per Class B Share of Cybin U.S., which are exchangeable for 317,215 Common Shares, resulting in an effective issue price of $1.98 per Common Share.
(7)    Price per Class B Share of Cybin U.S., which are exchangeable for 156,114 Common Shares, resulting in an effective issue price of $1.51 per Common Share.
(8)    Price per Class B Share of Cybin U.S., which are exchangeable for 410,282 Common Shares, resulting in an effective issue price of $1.34 per Common Share.
(9)    Price per Class B Share of Cybin U.S., which are exchangeable for 172,395 Common Shares, resulting in an effective issue price of $1.35 per Common Share.
(10)    Price per Class B Share of Cybin U.S., which are exchangeable for 905,460 Common Shares, resulting in an effective issue price of $1.00 per Common Share.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following tables detail the number of Common Shares that were, to the Company’s knowledge, held in escrow on transfer, as at March 31, 2022 (the “Escrowed Securities”):

Designation of Class	Number of Securities held in Escrow	Percentage of Class
Common Shares	12,545,767(1)	7.56%(2)
Notes:
(1)     The Company is classified as an “established Company” by the Exchange as defined in NP 46-201, and therefore these Escrowed Securities are subject to an eighteen month escrow under NP 46-201 pursuant to an escrow agreement among the Company, the holders of the Escrowed Securities and Odyssey Trust Company.
(2)    Calculated based on 166,020,533 Common Shares issued and outstanding as at the date hereof, on an undiluted basis.

The Escrowed Securities will be released from escrow on the following schedule:

Release Date	Amount of Escrowed Securities Released
Listing Date	1/4 of the Escrowed Securities
6 months after the Listing Date	1/3 of remaining Escrowed Securities
12 months after the Listing Date	1/2 of remaining Escrowed Securities
18 months after the Listing Date	The remaining Escrowed Securities

In addition to the foregoing escrow arrangements the holders of approximately 45,033,066 Common Shares have entered into contractual lock-up agreements with the Company with respect to the Escrowed Securities, which provides for a staggered release from such restrictions on the Listing Date, and the 6, 12 and 18 month anniversary of the Listing Date.
Release Schedule
The table below sets out the total number of each class of securities that are still currently held in escrow or subject to a contractual restriction on transfer and which will be released from restrictions on transfer on the date that 18 months from the Listing Date:

Release Date	Class of Security	Number of Securities to be release from contractual restriction or escrow	Percentage of Class
18 months from the Listing Date	Common Shares	12,545,767	8.45%
	Options	3,200,000	14.74%
	Warrants	3,125,032	10.66%

DIRECTORS AND EXECUTIVE OFFICERS
The following table lists the names, municipalities of residence of the directors and officers of the Company, their positions and offices to be held with the Company, and their principal occupations during the past five years and the number of securities of the Company that are beneficially owned, directly or indirectly, or over which control or direction will be exercised by each. Each of the directors is elected to hold office until the next annual meeting of the shareholders of the Company or until a successor is duly elected or appointed.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Appointed as of	Number and Percentage of Securities Beneficially Owned or Controlled
Douglas Drysdale, Falmouth, Massachusetts, United States Chief Executive Officer	Chief Executive Officer, Cybin President and Chief Executive Officer, Tedor Pharma Inc.	November 2020	38,000(5) (0.02%)
Greg Cavers, Toronto, Ontario, Canada Chief Financial Officer	Chief Financial Officer, Cybin Interim Chief Financial Officer, LottoGopher Holdings Inc. Director of Finance, Ontario Securities Commission	November 2020	20,000(6) (0.01%)
Gabriel Fahel, Ottawa, Ontario, Canada Chief Legal Officer	Chief Legal Officer, Cybin Legal Counsel, Government of Canada General Counsel, Mundo Media Ltd.	November 2020	287,000(7) (0.17%)
Paul Glavine, Toronto, Ontario, Canada Director and Chief Growth Officer	Former Chief Operating Officer and Chief Executive Officer, Cybin Managing director, Global Canna Labs Limited and Truverra	November 2020	11,242,407(6) (6.77%)
Brett Greene, Fitchburg, Massachusetts, United States Chief Innovations Officer	Chief Innovations Officer, Cybin President, Founder & Chief Strategy Officer Adelia Therapeutics Research Administrator, Center for Drug Discovery, Northeastern University	December 2020	Nil(13)
Alex Nivorozhkin, West Roxbury, Massachusetts, United States Chief Scientific Officer	Chief Executive Officer, Adelia Therapeutics Inc. Chief Operating Officer, Amorsa Therapeutics Inc. Chief Operating Officer, Neo-Advent Technologies Inc.	December 2020	1,254,360(11) (0.76%)
Michael G. Palfreyman, St. Petersburg, Florida, United States Chief Research and Development Officer	Chairman and Chief Operating Officer, Adelia Chief Scientific Officer, Amorsa, Therapeutics Inc.	December 2020	380,230(12) (0.23%)
Eric So(2)(3), Toronto, Ontario, Canada Director and President	President of Cybin Managing Director, Trinity Venture Partners President, Growpacker, Special Advisor and General Counsel, Mundo Inc.	November 2020	11,572,411(7) (6.97%)

Theresa Firestone(1)(3)(4) Toronto, Ontario, Canada Director	Senior Vice President, Shoppers Drug Mart	August 2021	Nil(17)
Grant Froese(1)(2), Toronto, Ontario, Canada Director	Director and Chief Executive Officer, Harvest One Cannabis Inc. Chief Executive Officer, Marquee Health Inc. Chief Operating Officer, Loblaw Companies Ltd.	November 2020	Nil(15)
Eric Hoskins(1)(3), Toronto, Ontario, Canada Director	Partner, Maverix Private Equity Health Consultant Chair, Federal Advisory Council on Pharmacare, Health Canada	November 2020	Nil(14)
Mark Lawson(1)(2)(3), Toronto, Ontario, Canada Director	Managing Partner, Clermont Capital Partners Inc.	November 2020	114,996(16) (0.07%)
Notes:
(1)     Member of the Audit Committee.
(2)    Member of the Compensation Committee.
(3)    Member of Governance and Nominating Committee.
(4)    Lead independent director
(5)    Excludes 3,969,000 Options to acquire 3,969,000 Common Shares.
(6)    Mr. Glavine holds 1,716,666 Common Shares directly as well as 8,775,741 Common Shares indirectly through PLG Family Trust, and controls 750,000 Common Shares indirectly through his spouse. Excludes 4,000,000 Warrants to acquire 4,000,000 Common Shares and 1,844,000 Options to acquire 1,844,000 Common Shares.
(7)    Mr. So holds 1,716,667 Common Shares directly as well as 7,855,744 Common Shares indirectly through So Family Trust – 2017, and controls 2,000,000 Common Shares indirectly through his spouse. Excludes 4,000,000 Warrants to acquire 4,000,000 Common Shares and 1,844,000 Options to acquire 1,844,000 Common Shares.
(8)    Excludes 4,000,000 Warrants to acquire 4,000,000 Common Shares and 1,700,000 Options to acquire 1,700,000 Common Shares.
(9)    Excludes 575,000 Options to acquire 575,000 Common Shares.
(10)     Mr. Fahel holds 124,000 Common Shares directly as well as 50,000 Common Shares indirectly through Imeix Inc., and holds or controls 113,700 Common Shares through registered family accounts. Excludes 905,000 Options to acquire 905,000 Common Shares.
(11)    Excludes 709,800 Options to acquire 709,800 Common Shares and 28,813.9 Class B Shares exchangeable into 288,139 Common Shares on the achievement of certain Adelia Milestones.
(12)    Excludes 809,800 Options to acquire 809,800 Common Shares, 65,000 Warrants to acquire 65,000 Common Shares and 7,604.1 Class B Shares exchangeable into 76,041 Common Shares on the achievement of certain Adelia Milestones.
(13)    Excludes 616,300 Options to acquire 616,400 Common Shares, 35,000 Warrants to acquire 65,000 Common Shares and 34,112.1 exchangeable into 341,121 Common Shares on the achievement of certain Adelia Milestones.
(14)    Excludes 195,000 Options to acquire 195,000 Common Shares and 1,150,000 Warrants to acquire 1,150,000 Common Shares.
(15)    Excludes 195,000 Options to acquire 195,000 Common Shares and 750,000 Warrants to acquire 750,000 Common Shares.
(16)    Excludes 279,952 Options to acquire 279,952 Common Shares.
(17)    Excludes 195,000 Options to acquire 195,000 Common Shares.

As of the date of this AIF, all promoters, directors, officers and insiders, as a group, beneficially own, directly or indirectly, an aggregate of 24,909,404 Common Shares on a non-diluted basis, representing 15.00% of the Company’s capitalization on a fully diluted basis.
Board of Directors & Management
Douglas Drysdale, Chief Executive Officer, Age 52
Douglas Drysdale is the Chief Executive Officer of the Company. Mr. Drysdale has more than 30 years of experience in the health care sector. As a skillful corporate director, in early 2014, Mr. Drysdale led the recapitalization of a NASDAQ-listed pharmaceutical company, Pernix Therapeutics Inc., raising $65 million. Within the first year of taking the helm as Chairman and CEO, Mr. Drysdale rebuilt the management team and board of directors, and built a 220-person sales team, complete with supporting functions (marketing, sales training, sales operations, and analytics). Mr. Drysdale’s efforts grew the company’s enterprise value exponentially from $80 million to around $800 million. Under Mr. Drysdale’s leadership, the pharmaceutical company raised $465 million of capital.
Earlier in his career, Mr. Drysdale served as Head of M&A at Actavis Group, leading 15 corporate acquisitions across three continents, between 2004 and 2008, including a high-profile public hostile takeover attempt in Central Eastern Europe. Over this period, Mr. Drysdale raised approximately $3 billion of capital and managed lending syndicates, including over 25 banks, to fund its growth. Actavis was sold to Watson Pharmaceuticals in 2012 for €4.25 billion.
Greg Cavers, Chief Financial Officer, Age 52
Greg Cavers has over 20 years’ experience specializing in transforming and revitalizing corporate finance departments. Mr. Cavers has experience in service operations in varying stages of growth; leading business unit start-ups, restructuring, system implementations and merger integrations while increasing profitability, minimizing risk and dedicated to meeting financial reporting, IFRS; as well as regulatory reporting OSFI, MFDA requirements.
Gabriel Fahel, Chief Legal Officer and Corporate Secretary, Age 47
Gabe Fahel brings extensive experience in corporate commercial matters and government relations with more than 20 years as counsel with law firms, private and public companies, government and non-profit organizations. Mr. Fahel has a broad range of experience managing multijurisdictional and multidisciplinary teams in fast-paced and politically charged environments. He has been engaged in complex and intractable areas of international law and advanced novel legal issues of law before every level of court in Canada, including the Supreme Court of Canada.

Mr. Fahel was previously legal counsel with the Canadian government, General Counsel at Mundo Media Ltd. and Growpacker Inc., and served as legal advisor with Adam Smith International and the United Nations Development Programme. Prior to these positions, Mr. Fahel was a lawyer at Bay Street law firms engaged in commercial litigation and public interest class actions. He is a founding board member of Psychedelics Canada. He earned a Bachelor of Arts from York University (1997), a Bachelor of Laws from the University of Windsor, Faculty of Law (2000), and a Master of Laws from New York University School of Law (2002).

Paul Glavine, Director and Chief Growth Officer, Age 33
Paul Glavine is a Co-founder and the Chief Operating Officer of the Company. He is a serial entrepreneur and investor with vast experience in the biotech , mining , tech and life science sectors. Mr. Glavine is the Co-founder of TruVerra, which was acquired by Supreme Cannabis Company, and later acquired by Canopy Growth. His previous background is in the parking technology industry and he has advised on M&A and other financings in accesses of 180M in the past 5 years.
Brett Greene, Chief Innovation Officer, Age 39
Brett Greene has been an advocate for psychedelic research and education for over 20 years. He was the Research Administrator for the Center for Drug Discovery (CDD) at Northeastern University, one of the world’s top cannabinoid research facilities, a position he held for over 12 years.. There, he co-managed over $80m in grant funding to support cannabinoid and serotonin research and managed the NIDA-supported Chemistry & Pharmacology of Drug Abuse (CPDA) Conference. He co-founded Psymposia in 2014, a prominent media and events company globally recognized for its social, political, and scientific coverage of the psychedelic movement, as well as having held numerous conferences and events around the globe. Mr. Greene has advised leading companies in the cannabis, hemp and cannabinoid biotech spaces.
Alex Nivorozhkin, Chief Scientific Officer, Age 62
Alex Nivorozhkin is an entrepreneur and a team builder in the life sciences’ arena with a vast experience and track record in early tech transfer and development. He was a co-founding member of Boston BioCom LLC, a biopharma company funded by and partnered with Pfizer; a co-founding member of Neo-Advent Technologies LLC, a company involved in novel drug delivery and drug formulation platforms; a co-founding member of Amorsa Therapeutics Inc., a CNS company supported by J&J, which has developed new ketamine-based medications; and a co-founding member of Adelia Therapeutics Inc., focused on novel psychedelic drugs, and other ventures.
Mr. Nivorozhkin gained substantial experience in the commercial aspects of drug discovery and development at Epix Medical and Inotek Pharmaceuticals where he served as the Head of Medicinal Chemistry. He was a Senior Program Manager at the Center of Integration of Medicine and Innovative Technologies (CIMIT) at Massachusetts General Hospital, and a Scientific Programs Officer at Adelson Medical Research Foundation. He is a co-inventor of several drug candidates that have advanced to clinical trials and late pre-clinical studies in the United States, a co-author of over 60 scientific publications in different areas of chemistry, chemical biology, and material sciences, and an inventor on more than 20 patents. Alex is a member of the International Cannabinoid Research Society and Adjunct Professor in Cannabinoids Research at the Center for Drug Discovery, Northeastern University, Boston.
He received a Ph.D. in Physical Organic Chemistry from Rostov University and conducted his postdoctoral research at the University Paris-Sud, France, and the Department of Chemistry and Chemical Biology, Harvard University.
Michael G. Palfreyman, Chief Research and Development Officer, Age 76
Michael Palfreyman is a seasoned leader in the biotechnology and pharmaceutical industries with over four decades’ experience in leadership positions. He specializes in leading and guiding life sciences companies regarding their R&D strategy, financing, BD&L activities and product development and was President, Palfreyman BioPharm Advisors, LLC.  In this capacity, Mr. Palfreyman served until it was acquired in 2019 as Chief Scientific Officer at Amorsa Therapeutics, Inc.
Mr. Palfreyman is an Emeritus Fellow of the American College of Neuropsychopharmacology and his passion lies in the CNS field where he has contributed to, and overseen several research programs in Psychiatric and Neurological Diseases. He has also led R&D pre-clinical and early clinical programs in Oncology, Infectious Diseases, Cardiovascular, Metabolic and Respiratory Disorders, Ophthalmology and GI.. A number of these programs have reached the market.
Mr. Palfreyman’s own research included discovery and development of a number of psychotherapeutic compounds for treatment of psychosis, depression, stroke, epilepsy, emesis, Parkinson’s, Alzheimer’s and Huntington’s disease. Many of these compounds have entered clinical development and a number have reached the marketplace. Mr. Palfreyman is a co-inventor on 44 issued patents and co-author of more than 150 peer reviewed publications.
Mr. Palfreyman holds a D.Sc (1996) in rational design of CNS drugs; a Ph.D. (1970) degree in Neuroscience and Neuropharmacology, as well as a B. Pharm (Magna cum Laude, 1967 in Pharmacy), and MRPharmS (Pharmacy Practice, 1971), all from the University of Nottingham, UK.
Eric So, Director and President, Age 46
Eric So is a Co-founder and President of the Company. He is a veteran owner and operator of various public and private companies over the last 15 years and has led C-level corporate strategy, development and finance at all stages of the business life cycle from start-up to high growth and multinational.. He began his career practicing in the areas of corporate commercial, securities, finance and mergers and acquisitions at Torys LLP.

Theresa Firestone, Director, Age 66
Theresa Firestone is a senior healthcare executive with retail, pharmaceutical, health & wellness, government and global restructuring expertise. She spent 15 years in senior roles at Pfizer Inc., 14 years in government and 7 years in the retail and health and wellness sector. Ms. Firestone has international experience in executive leadership roles in Canada, Europe and Asia and extensive P&L experience. At Pfizer, Ms. Firestone was Regional President of Emerging Markets Asia and had responsibility for a P&L of $1.4B and oversaw 9 markets in Asia. Ms. Firestone was most recently Senior Vice President with Shoppers Drug Mart where she lead the health and wellness initiatives including new growth strategies and the development and launch of health clinics and the PC Health App.
Grant Froese, Director, Age 60
Grant Froese is a retail industry veteran with 38 years of experience at Loblaw Companies Limited, Canada’s largest food retailer, with his most recent position being Chief Operating Officer. Mr. Froese also served as the Chief Executive Officer of Marquee Health Group, a late-stage applicant under the Access to Cannabis for Medical Purposes Regulation and as Chief Executive Officer of Harvest One, a global cannabis company that develops and provides innovative lifestyle and wellness products to consumers and patients in regulated markets around the world where he gained valuable industry experience and insight. Mr. Froese has extensive experience in supply chain management, digital/ecommerce businesses, marketing, brand management, and merchandising and operations management.
Eric Hoskins, Director, Age 61
Dr. Eric Hoskins is a Partner at Maverix Private Equity. He is the former Ontario Health Minister (2014-2018) responsible for one of the largest health care systems in North America. He is a former elected Member of Ontario Provincial Parliament holding Cabinet positions in Health, Economic Development and Trade, Children and Youth Services, and Immigration. Dr. Hoskins is a physician and public health specialist with more than thirty years’ experience in health care and public policy.
Mark Lawson, Director, Age 50
Mark Lawson is a private equity and investment banking executive with over 20 years of experience in Canada, the United States, and in the emerging markets. From 2008 to present Mr. Lawson has been the Managing Partner of Clermont Capital Partners, a Toronto based merchant bank and advisory firm focused on the technology and healthcare sectors. From 2004 to 2008 he was an investment banker with Morgan Stanley in New York, where he was involved in the execution of over $6 billion worth of mergers and acquisitions, $8 billion worth of debt offerings and $500 million of equity financings in the healthcare, technology, and telecom sectors. Mr. Lawson is also currently a director of various publicly traded companies in North America. Mr. Lawson received his Bachelor of Arts in Statistical Sciences from The University of Western Ontario, Canada and his MBA from The Richard Ivey School of Business, University of Western Ontario, Canada. Mr. Lawson is a member of the Economic Club of New York and is a Director of the Hugh and Ilene Lawson Charitable Organization
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
Except as disclosed below, no director or executive officer of the Company is, as at the date of this AIF, or has been within the last ten years, a director, chief executive officer or chief financial officer of any company (including the Company) that:
(a)    was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)    was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.
To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of Common Shares to affect materially the control of the Company:
(a)    is, as at the date of this AIF, or has been within the last ten years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(b)    has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;
(c)    has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(d)    has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.
Greg Cavers was the interim Chief Financial Officer of LottoGopher Holdings Inc. (“LottoGopher”), a CSE-listed company, until January 2020. Preceding his position, LottoGopher has been subject to a cease trade order on December 5, 2018 for failing to file interim financial report, management’s discussion and analysis and certification of the filings pursuant to NI 52-109.
The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers.
CONFLICTS OF INTEREST
To the best of the Company’s knowledge, other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.
The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the OBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
To the Company’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or has been a party to, or of which any of its property is or was the subject matter, and no such proceedings or actions are known by the Company to be contemplated.

There have been no penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, in the three years prior to the date of this AIF.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed below and elsewhere in this AIF no director, executive officer or unitholder or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting securities of the Company, or any of their respective Associates or affiliates, has any material interest, direct or indirect, in any transaction within the three years before the date of this AIF which has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.
AUDITOR, TRANSFER AGENT AND REGISTRAR
Odyssey Trust Company, at its Calgary, Alberta office acts as the Company’s transfer agent and registrar and Zeifmans LLP, at its Toronto, Ontario office acts as the Company’s auditor.
MATERIAL CONTRACTS
Material contracts of the Company, other than contracts entered into in the ordinary course of business, that were entered into within the last financial year or before the last financial year but is still in effect:
(a)    Contribution Agreement;
(b)    IntelGenx Agreement;
(c)     Support Agreement;
(d)    Underwriting Agreement; and
(e)    Warrant Indenture.
The Company’s material contracts described above are filed under the Company’s profile on SEDAR at www.sedar.com.
INTERESTS OF EXPERTS
No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds any beneficial interest, direct or indirect, in any securities or property of the Company or of an Associate or affiliate of the Company and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Company or of an Associate or affiliate of the Company and no such person is a promoter of the Company or an Associate or affiliate of the Company. Zeifmans LLP is independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario.
AUDIT COMMITTEE
Audit Committee’s Charter
The charter (the “Charter”) of the Company’s Audit Committee is reproduced as Exhibit “A”.
Composition of Audit Committee
As at the date of this AIF, the Audit Committee is composed of Mark Lawson (Chair), Eric Hoskins, Theresa Firestone and Grant Froese, each of whom is a director of the Company.

All of the members of the Audit Committee are “independent” as such term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). The Company is of the opinion that all four members of the Audit Committee are “financially literate” as such term is defined in NI 52-110.
Relevant Education and Experience
All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.
Mark Lawson – Mr. Lawson was previously an investment banker with Morgan Stanley in New York where he was involved in the execution of over $6 billion worth of mergers and acquisitions, $8 billion worth of debt offerings and $500 million of equity financings in the healthcare, energy, technology, and media & telecom sector. He received his Bachelor of Arts in Statistical Sciences from The University of Western Ontario, Canada, and his MBA in Finance from The Richard Ivey School of Business, University of Western Ontario, Canada. Mr. Lawson was previously the Chief Financial Officer of a TSX Venture listed company.
Eric Hoskins – Mr. Hoskins served as the Minister of Health for Ontario for 4 years and was responsible for creating, overseeing and administering a $55 billion budget. He was also a member of the Ontario government Cabinet for ten years regularly reviewing and commenting on budgets and financial statements. Mr. Hoskins was the Chief Financial Officer of War Child Canada, a $30 million charity, for 8 years. He also has a degree in Health Economics.
Theresa Firestone – Ms. Firestone is a senior healthcare executive with retail, pharmaceutical, health & wellness, government and global restructuring expertise. She spent 15 years in senior roles at Pfizer Inc., 14 years in government and 7 years in the retail and health and wellness sector. Ms. Firestone has international experience in executive leadership roles in Canada, Europe and Asia and extensive P&L experience. At Pfizer, Ms. Firestone was Regional President of Emerging Markets Asia and had responsibility for a P&L of $1.4B and oversaw 9 markets in Asia. Ms. Firestone was most recently Senior Vice President with Shoppers Drug Mart where she lead the health and wellness initiatives including new growth strategies and the development and launch of health clinics and the PC Health App.
Grant Froese – Mr. Froese had a 38-year career with retail giant Loblaw Companies Limited, including 3 years as Chief Operating Officer responsible for all levels of operations and merchandising, as well as oversight of information technology, supply chain, digital/e-commerce, marketing and industry-leading control brands. In his capacity as Chief Operating Officer, Mr. Froese was responsible for financial budgeting, operational P/L and annual revenues of approximately $30 million. Mr. Froese served as Chief Executive Officer of Harvest One Cannabis Inc., where he was responsible for oversight of all aspects of the company’s production, operations and financial matters including, the review and approval of quarterly and annual financial statements, AIF, MD&A, and related corporate disclosures. Mr. Froese has a Diploma in Business Administration.
Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed financial year have any recommendations by the Audit Committee respecting the nomination and/or compensation of the Company’s external auditors not been adopted by the board of directors.
Pre-Approval Policies and Procedures
Pursuant to the terms of the Audit Committee Charter, the Audit Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

External Auditor Service Fees (By Category)
The aggregate fees billed by the Company’s external auditors during the financial year ended March 31, 2022 and March 31, 2021 were as follows:

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
2021	$201,630	$97,529	Nil	$18,836
2022	$262,500	$19,000	$66,600	$2,500
Notes:
(1)    “Audit Fees” includes fees necessary to perform the annual audit of the Company’s financial statements. These services include reviewing interim financial statements and disclosure documents related to financings and other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)    “Audit-Related Fees” include services that are traditionally performed by the auditor.
(3)    “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)    “All Other Fees” include all other non-audit services, the aggregate fees billed for products and services, other than the services reported under notes (1), (2) and (3) above.
COMPLIANCE PROGRAM
The Company oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Company’s senior executives and the employees responsible for overseeing compliance, the Company has local counsel engaged in every jurisdiction in which it operates and has received legal opinions or advice in each of these jurisdiction regarding (a) compliance with applicable regulatory frameworks, and (b) potential exposure to, and implications arising from, applicable laws in jurisdictions where the Company has operations or intends to operate.

The Company works with third parties who require regulatory licensing in order to handle scheduled drugs. The Company continuously updates its compliance and channel programs to maintain regulatory standards set for drug development. The Company also works with clinical research organizations who maintain batch records and data storage for the Company’s clinical programs.

Additionally, the Company has established a Medical & Clinical Advisory Team, a Research, Clinical and Regulatory Team and a Government Relations and Communications Team with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.

In conjunction with the Company’s human resources and operations departments, the Company oversees and implements training on the Company’s protocols. The Company will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Company operates.

The programs currently in place include monitoring by executives of the Company to ensure that all operations materially conform to and comply with required laws, regulations and operating procedures. The Company is currently in compliance with the laws and regulations in all jurisdictions and the related licencing framework applicable to its business activities.

The Company and, to its knowledge, each of its third-party researchers, suppliers and manufacturers have not received any non-compliance, citations or notices of violation which may have an impact on the Company’s licences, business activities or operations.

The Company conducts due diligence on third-party researchers, medical professionals, clinics, cultivators, processors and others as applicable, with whom it engages. Such due diligence includes but is not limited to the review of necessary licenses and the regulatory framework enacted in the jurisdiction of operation. Further, the Company generally obtains, under its contractual arrangements, representations and warranties from such third parties pertaining to compliance with applicable licensing requirements and the regulatory framework enacted in the jurisdiction of operation.

INSIDER TRADING POLICY AND CODE OF ETHICS AND BUSINESS CONDUCT
Insider Trading Policy

The Company has adopted an insider trading policy to set forth basic guidelines for trading in the Company’s securities (including, without limitation, its Common Shares) to avoid any situation that might have the potential to damage the Company’s reputation or which could constitute a violation of federal or provincial securities law by the Company, its officers, directors, employees, consultants, affiliates and certain family members of such individuals (“Insiders”). Under this policy, Insiders are prohibited from trading in Common Shares and other securities on the basis of material, non-public information relating to the Company until after the information has been disclosed to the public or during a blackout period.

The obligation not to trade on inside information applies not only to the Insiders, but also to persons who obtain such information from Insiders and use it to their advantage. Thus, liability may be imposed upon the Company, its Insiders and also outsiders who are the source of leaks of material information not yet disclosed to the public and the leaks coincide with purchases or sales of the Company’s securities by such insiders, outsiders or by “tippees”.

In order to provide a degree of certainty as to when insider trading is permissible, the policy imposes mandatory blackout periods during the period commencing on the first day following the end of each fiscal quarter or year-end and ending at the close of business on the first trading day following the dissemination by the Company of such quarterly and annual results. In addition, no Insider is permitted to trade any securities of the Company until two trading days after the issuance of any news release in which material information is released to the public. The Company may, from time to time, issue a general blackout period for a specific or indefinite period covering Insiders or specific employees or groups.

The policy also outlines the Company’s reporting obligations for changes in Common Shares owned by Insiders as well as the penalties for violating such policy and applicable laws.

Code of Business Conduct

The Company has adopted a Code of Business Conduct (the “Code”). The Code sets forth standards designed to reasonably: deter wrongdoing, promote honest and ethical conduct, promote prompt internal reporting of violations of the Code and promote accountability. All personnel, in discharging their duties, must comply with applicable laws and regulations, the rules of the stock exchange(s) on which the Common Shares are listed as well as the Company’s internal policies.

The Code sets the expectation that personnel learn about laws, rules and regulations that affect what they do at the Company, and raise any questions concerning the applicability, existence or interpretation of any law or regulation or conduct with their supervisor or the legal department of the Company. The Code prohibits personnel from making or participating in making any payments designed to cause or improperly influence the decisions of an individual, a company or a governmental official to act in a way that gives the Company or its personnel an advantage or soliciting, encouraging or actually receiving any bribe or other payment, contribution, gifts or favor that could influence your or another’s decision.

The Code encourages personnel to report any actual or suspected fraud or securities law violations to the Chief Compliance Officer. The Code mandates a safe work environment and a no tolerance policy towards harassment and violence in the workplace. The Code provides guidance on avoiding conflicts of interest and acting in the best interest of the Company. The Code also outlines the requirements or personnel as it relates to disclosure of Company information, confidentiality and maintaining the integrity of the Company’s books and records and intellectual property.

ADDITIONAL INFORMATION
Additional information relating to the Company can be found under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.cybin.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s information circular for its most recent annual meeting of shareholders. Additional financial information is provided in the Company’s consolidated financial statements for the most recently completed financial year and the MD&A.

EXHIBIT “A”
AUDIT COMMITTEE CHARTER
CYBIN INC.
(the “Corporation”)
AUDIT COMMITTEE CHARTER
(Implemented pursuant to National Instrument 52-110 – Audit Committees)
National Instrument 52-110 – Audit Committees (the “Instrument”) relating to the composition and function of audit committees was implemented for reporting issuers and, accordingly, applies to every NEO Exchange listed company, including the Corporation. The Instrument requires all affected issuers to have a written audit committee charter which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors.
This Charter has been adopted by the board of directors in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Corporation. Nothing in this Charter is intended to restrict the ability of the board of directors or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.
PART 1
Purpose:
The purpose of the Committee is to:
(a)    improve the quality of the Corporation’s financial reporting;
(b)    assist the board of directors to properly and fully discharge its responsibilities;
(c)    provide an avenue of enhanced communication between the directors and external auditors;
(d)    enhance the external auditor’s independence;
(e)    increase the credibility and objectivity of financial reports; and
(f)    strengthen the role of the directors by facilitating in depth discussions between directors, management and external auditors.
1.1Definitions
“accounting principles” has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards;
“Affiliate” means a Corporation that is a subsidiary of another Corporation or companies that are controlled by the same entity;
“audit services” means the professional services rendered by the Corporation’s external auditor for the audit and review of the Corporation’s financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;
“Charter” means this audit committee charter;

“Committee” means the committee established by and among certain members of the board of directors for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;
“Control Person” means any individual or company that holds or is one of a combination of individuals or companies that holds a sufficient number of any of the securities of the Corporation so as to affect materially the control of the Corporation, or that holds more than 20% of the outstanding voting shares of the Corporation except where there is evidence showing that the holder of those securities does not materially affect the control of the Corporation;
“financially literate” has the meaning set forth in Section 1.2;
“immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home;
“independent” means independent only as determined by both the Instrument and the NEO Exchange Listing Manual;
“Instrument” means National Instrument 52-110 – Audit Committees;
“MD&A” has the meaning ascribed to it in National Instrument 51-102;
“Member” means a member of the Committee;
“National Instrument 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations; and
“non-audit services” means services other than audit services.
1.2Meaning of Financially Literate
For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
PART 2
2.1Audit Committee
The board of directors has hereby established the Committee for, among other purposes, compliance with the Instrument.
2.2Relationship with External Auditors
The Corporation will require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.
2.3Committee Responsibilities
1.The Committee shall be responsible for making the following recommendations to the board of directors:
(a)the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

(b)the compensation of the external auditor.
2.The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. This responsibility shall include:
(a)reviewing the audit plan with management and the external auditor;
(b)reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;
(c)questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;
(d)reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;
(e)reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;
(f)reviewing the post-audit or management letter, containing the recommendations of the external auditor, and management’s response and subsequent follow up to any identified weakness;
(g)reviewing interim unaudited financial statements before release to the public;
(h)reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report and management’s discussion and analysis;
(i)reviewing the evaluation of internal controls by the external auditor, together with management’s response;
(j)reviewing the terms of reference of the internal auditor, if any;
(k)reviewing the reports issued by the internal auditor, if any, and management’s response and subsequent follow up to any identified weaknesses; and
(l)reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable.
3.The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the issuer’s external auditor.
4.The Committee shall review the Corporation’s financial statements, MD&A, and annual and interim earnings press releases before the Corporation publicly discloses this information.
5.The Committee shall ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and shall periodically assess the adequacy of those procedures.

6.When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102, and the planned steps for an orderly transition.
7.The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102, on a routine basis, whether or not there is to be a change of auditor.
8.The Committee shall, as applicable, establish procedures for:
(a)the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and
(b)the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.
9.As applicable, the Committee shall establish, periodically review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.
10.The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities.
2.4De Minimis Non-Audit Services
The Committee shall satisfy the pre-approval requirement in subsection (2.3(3)) if:
(a)the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer’s external auditor during the financial year in which the services are provided;
(b)the Corporation or the subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and
(c)the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its Members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.
2.5Delegation of Pre-Approval Function
1.The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection (2.3(3)).
2.The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection (2.5(1) must be presented to the Committee at its first scheduled meeting following such pre-approval.
PART 3
3.1Composition
1.The Committee shall be composed of a minimum of three Members.
2.Every Member shall be a director of the issuer.

3.Every Member shall be independent.
4.Every Member shall be financially literate.
5.The board of directors of the Corporation shall appoint or re-appoint the Members after each annual meeting of shareholders of the Corporation.
PART 4
4.1Authority
Until the replacement of this Charter, the Committee shall have the authority to:
(a)engage independent counsel and other advisors as it determines necessary to carry out its duties;
(b)set and pay the compensation for any advisors employed by the Committee;
(c)communicate directly with the internal and external auditors; and
(d)recommend the amendment or approval of audited and interim financial statements to the board of directors.
PART 5
5.1Required Disclosure
The Corporation must include in its Annual Information Form the disclosure required by Form 52-110F1.
5.2Disclosure in Information Circular
If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors, the Corporation shall include in its management information circular a cross-reference to the sections in the Corporation’s Annual Information Form that contain the information required by section 5.1.
PART 6
6.1Meetings
1.Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.
2.Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.
3.Minutes shall be kept of all meetings of the Committee.